cognizant®

2026 Proxy Statement

Proxy statement guide

Why are we sending you these materials?

These materials are being made available to you (beginning on April 17, 2026) in connection with Cognizant's solicitation of proxies for our 2026 annual meeting of shareholders to be held via live webcast on June 2, 2026.

What do we need from you?

Please read these materials and submit your vote and proxy using the Internet, by telephone or, if you received your materials by mail, you can also complete and return your proxy by mail.



To our shareholders

On behalf of Cognizant's Board, thank you for your support and trust as we advance our AI Builder strategy in this new era of enterprise transformation. Enterprise technology spending is shifting decisively toward AI, automation, and cloud infrastructure, with organizations now focused less on pilots and more on production-scale deployments that deliver measurable business outcomes. As AI workloads grow, clients are also emphasizing cost optimization, time-to-value, security, and responsible AI as critical decision factors in selecting strategic partners.

In this environment, clients are consolidating vendors and looking for partners like Cognizant who can translate their substantial investments in AI infrastructure and cloud platforms into tangible productivity, improved customer and employee experiences, and profitable growth. Success for technology services companies is increasingly defined by a few key measures: durable revenue growth at or above peers, margin expansion while balancing ongoing investments in AI capabilities and partnerships, large and sticky transformation deals, superior client satisfaction, and the ability to attract, retain, and reskill talent. Reflecting on my three years as Chair, I am proud of all the Company has accomplished in this volatile business environment.

A milestone 2025

2025 was a defining year for Cognizant, with strong progress against the strategic imperatives introduced at its March Investor Day. The Company **accelerated growth**, returning to the "winner's circle" two years ahead of plan by achieving top-tier [1] revenue growth. The Company **amplified talent** to skill for the future with over 340,000 associates completing AI training over the past ~2.5 years through year-end. Cognizant also continued to **scale innovation** by investing in intellectual property and labs that accelerate the path from research to commercialization. The Company delivered full year revenue of $21.1 billion, or year-over-year growth of 7.0% (6.4% in constant currency [2]) and expanded GAAP and adjusted operating margin by 140 and 50 basis points year-over-year,[2] respectively, while advancing our talent strategy, partnership ecosystem and AI platforms. Cognizant sustained its large deal momentum by signing 28 deals, each with a total contract value (TCV) exceeding $100 million. Notably, the TCV of these large deals increased by nearly 50% compared to the previous year. This achievement highlights Cognizant's ability to deliver value at scale and underscores its capacity to drive meaningful client partnerships in a dynamic market environment. And Cognizant's commitment to client excellence has been clearly recognized. The Company's net promoter score—a key indicator of client satisfaction and loyalty—reached its highest level in four years. We are also improving employee satisfaction and loyalty through our talent strategy—our trailing 12-month attrition in technology services remains near multi-year lows, and 2025 marked our highest discretionary annual bonus funding level since 2018.

Becoming an AI Builder

At Investor Day, Cognizant outlined a three-vector strategy to capitalize on the AI opportunity: vector 1, applying **AI-led productivity**; vector 2, **industrializing AI**; and vector 3, **agentifying the enterprise**. As the Company embarks on 2026, it is applying this strategy to evolve from its traditional IT services role and become a leading **AI Builder**. Our mission centers on translating these technological advancements into tangible business value, helping clients realize the full potential of their AI initiatives. Cognizant's AI Builder strategy is creating new avenues for enterprise productivity by enabling non-linear models that go beyond traditional approaches. Additionally, we believe the Company's leading efforts in context engineering are positioning it to capitalize on significant new waves of enterprise spend on agentic software development cycles. And we believe that Physical AI will be the next stage in the AI evolution, one that our deep engineering expertise uniquely positions us to address.

The Board supports the Company in its AI Builder strategy and believes there is significant opportunity to create shared value for our clients, associates, and shareholders over the next decade.

Board engagement

The Board values direct, transparent engagement with shareholders to build trust in our Company. In December 2025, Archana Deskus, Leo S. Mackay Jr., Sandra S. Wijnberg and I met with our largest shareholders, representing approximately 46% of shares outstanding, to discuss and receive feedback on topics including generative AI's impact on our industry, Cognizant's AI strategy, responsible AI, and governance matters such as succession planning and Board refreshment.

The Board invites you to participate in the 2026 annual meeting of shareholders and encourages you to vote your shares by proxy and submit your questions in advance of the meeting. Thank you for being a Cognizant shareholder.

Sincerely,



Stephen J. Rohleder

Stephen J. Rohleder
Chair of the Board of Directors
April 17, 2026

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(1) Top-tier defined as top four out of a peer group which includes Accenture plc, Capgemini SE, CGI Inc., DXC Technology Company, EPAM Systems, Inc., Genpact Limited, HCL Technologies Limited, Infosys Limited, Tata Consultancy Services Ltd. and Wipro Limited.

(2) Constant currency revenue growth and adjusted operating margin are not measurements of financial performance prepared in accordance with GAAP. See "Forward-looking statements and non-GAAP financial measures" on **page 98** for more information.

About Cognizant

Cognizant is one of the world's leading professional services companies, with operations in major metro areas across nearly 50 countries around the world

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Our purpose
Why we exist

We engineer modern businesses to improve everyday life

Our vision
What we aspire to achieve

To become the preeminent technology services provider to the Global 2000 C-Suite

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Our values
How we work



Work as one
We think beyond roles, relying on each other's strengths to win as a team



Raise the bar
We always aim for excellence in how we work and what we deliver



Dare to innovate
We push boundaries and take chances to reimagine what's possible



Do the right thing
We all lead with integrity and always make the ethical choice

Own it
We own the outcome for our company, colleagues and community

Our strategic priorities
How we measure our success



Accelerate growth



Amplify talent



Scale innovation

2025 Company snapshot

Revenues by business segment



16% Communications, Media and Technology

30% Health Sciences

29% Financial Services

25% Products and Resources

Revenues by geography



6% Rest of world

9% UK

10% Continental Europe

75% North America

Number of employees by geography



7,800 UK

14,600 Continental Europe

30,700 Rest of world

41,600 North America

256,900 India

Our financial results

Revenues
(in billions)



2023	2024	2025
$19.4	$19.7	$21.1

Diluted earnings per share



	2023	2024	2025
GAAP	$4.21	$4.51	$4.56
Adjusted[1]	$4.55	$4.75	$5.28

■ GAAP   ■ Adjusted[1]

Operating margin



	2023	2024	2025
GAAP	13.9%	14.7%	16.1%
Adjusted[1]	15.1%	15.3%	15.8%

■ GAAP   ■ Adjusted[1]

Cash flow
(in billions)



	2023	2024	2025
Net cash provided by operating activities	$2.3	$2.1	$2.9
Free cash flow[1]	$2.0	$1.8	$2.7

■ Net cash provided by operating activities   ■ Free cash flow[1]

Capital allocation
(in billions)



	2023	2024	2025
	$2.1	$2.8	$2.0
Acquisitions	$0.4	$1.6	$1.4
Share repurchases	$1.1	$0.6	
Dividend payments	$0.6	$0.6	$0.6

■ Dividend payments   ■ Acquisitions
■ Share repurchases

[1] Adjusted diluted earnings per share, adjusted operating margin and free cash flow are not measurements of financial performance prepared in accordance with GAAP. See "Forward-looking statements and non-GAAP financial measures" on **page 98** for more information and reconciliations to the most directly comparable GAAP financial measures

Meeting notice and voting roadmap

April 17, 2026

Logistics

Date	Tuesday, June 2, 2026
Time	Online check-in begins: 9:15 a.m. Meeting begins: 9:30 a.m. (all times U.S. Eastern Time)
Place	Via live webcast – please visit www.virtualshareholdermeeting.com/CTSH2026

Voting

Who can vote	Shareholders as of our record date, April 6, 2026, are eligible to vote
Internet	www.proxyvote.com
Telephone	+1-800-690-6903 (this phone number will work internationally but is only toll-free for callers within the U.S. and Canada)
Mail	Sign, date and return the proxy card

Voting matters and board recommendations

Proposal 1	Election of 13 director nominees named in the proxy statement	✔ FOR ALL	**See page 18**
Proposal 2	Advisory vote to approve executive compensation (say-on-pay)	✔ FOR	**See page 48**
Proposal 3	Ratification of appointment of independent registered public accounting firm	✔ FOR	**See page 85**
Proposal 4	Shareholder proposal, if properly presented at the meeting	✖ AGAINST	**See page 88**

The 2026 annual meeting will be a virtual meeting of shareholders conducted via a live webcast. We designed the format of the virtual annual meeting so that our shareholders who attend the virtual annual meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting. During the virtual annual meeting, you may ask questions and will be able to vote your shares electronically. To participate in the virtual annual meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card. If your shares are held in street name and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access, participate in, and vote at the annual meeting with the 16-digit access code indicated on that voting instruction form or Notice of Internet Availability. Otherwise, shareholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the annual meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the annual meeting.

A list of shareholders entitled to vote at the annual meeting will be open to examination by any shareholder for any purpose germane to the annual meeting during normal business hours for a period of 10 days ending on the day before the annual meeting at our principal executive offices located at 300 Frank W. Burr Blvd., Suite 36, 6th Floor, Teaneck, New Jersey 07666.

> **You are invited to participate in Cognizant's 2026 annual meeting. If you were a shareholder at the close of business on April 6, 2026, you are entitled to vote at the annual meeting. The agenda for the meeting and the Board's recommendation with respect to each agenda item are set out above. Even if you plan to attend, we encourage you to submit your vote as soon as possible through one of the methods above.**
>
> **John Kim**
> Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the 2026 Annual Meeting of Shareholders to be Held on June 2, 2026. The proxy statement and annual report for the fiscal year ended December 31, 2025 are available at www.proxyvote.com.

PROPOSAL 1

Election of 13 director nominees

Elect the following 13 director nominees to serve until the 2027 annual meeting of shareholders.

See **page 18** for additional information regarding this proposal.

		Leadership roles / Committees	Top qualifications
	Zein Abdalla, 67 Former President of PepsiCo *Independent director since 2015*	• **Chair,** Governance and Sustainability Committee • Compensation and Human Capital Committee	• Operations management • Public company leadership • Public company governance
	Vinita Bali, 70 Former CEO and Managing Director of Britannia Industries and Former VP, The Coca-Cola Company *Independent director since 2020*	• Compensation and Human Capital Committee • Governance and Sustainability Committee	• International business development • Public company leadership • Public company governance
	Eric Branderiz, 61 Former EVP and CFO of Enphase Energy *Independent director since 2023*	• Audit Committee • Compensation and Human Capital Committee	• Operations management • Public company governance • Finance, accounting and risk management
	Archana Deskus, 60 Former EVP and CTO of PayPal *Independent director since 2020*	• Audit Committee • Finance and Strategy Committee	• Technology and consulting services • Innovation and security • Regulated industries
	John M. Dineen, 63 Former President and CEO of GE Healthcare *Independent director since 2017*	• **Chair,** Finance and Strategy Committee • Audit Committee	• Regulated industries • Operations management • Public company leadership
	Ravi Kumar S, 54 CEO of Cognizant *Director since 2023*		• Technology and consulting services • Talent management • Public company leadership
	Leo S. Mackay, Jr., 64 SVP, Ethics and Enterprise Assurance of Lockheed Martin *Independent director since 2012*	• **Chair,** Compensation and Human Capital Committee • Audit Committee	• Innovation and security • Regulated industries • Finance, accounting and risk management
	Michael Patsalos-Fox, 73 Former Chairman, the Americas of McKinsey & Company and Former CEO of Stroz Friedberg *Independent director since 2012*	• Finance and Strategy Committee • Governance and Sustainability Committee	• Technology and consulting services • Talent management • Innovation and security

	Leadership roles / Committees	Top qualifications
 **Stephen J. Rohleder, 68** Former Group Chief Executive, North America and COO of Accenture plc *Independent director since 2022*	• **Chair of the Board of Directors** • Finance and Strategy Committee • Governance and Sustainability Committee	• Technology and consulting services • Operations management • Public company leadership
 **Bram Schot, 64** Former Chairman and CEO of Audi AG *Independent director since 2023*	• Finance and Strategy Committee • Governance and Sustainability Committee	• Operations management • International business development • Public company leadership
 **Karima Silvent, 52** Group Deputy General Secretary and CHRO, Member of the Management Committee of AXA *Independent director since 2024*	• Compensation and Human Capital Committee	• Talent management • Regulated industries • International business development
 **Joseph M. Velli, 68** Former Senior EVP and member of the Policy Committee of The Bank of New York *Independent director since 2017*	• Audit Committee • Compensation and Human Capital Committee	• Technology and consulting services • Regulated industries • Operations management
 **Sandra S. Wijnberg, 69** Former CFO of Marsh & McLennan Companies and Former CAO of Aquiline Holdings *Independent director since 2019*	• **Chair,** Audit Committee • Finance and Strategy Committee	• Technology and consulting services • Regulated industries • Finance, accounting and risk management

✔ Board recommendation: **Vote FOR** each director nominee.

- We have built an independent Board with broad and diverse experience and sound judgment that is committed to representing the long-term interests of our shareholders.

See our Board qualifications on **pages 15** to **17** and our director nominees' biographies starting on **page 20**.

Qualified

Our Board's full qualifications (see matrix on **page 17**)

62% Technology and Consulting Services
38% Talent Management
31% Innovation and Security
54% Regulated Industries
77% Operations Management
92% International Business Development
54% Public Company Leadership
85% Public Company Governance
23% Finance, Accounting and Risk Management

Diverse

Our Board's demographics

62% born outside the United States
54% worked overseas
46% racially/ethnically diverse
31% female

Engaged

99% average attendance of directors at 2025 Board and committee meetings

Independent

92% directors are independent

Tenure

Average: 7 years
8% 0-2 years
54% 3-6 years
38% 7+ years

Age

Average: 64 years old

PROPOSAL 2

Advisory vote to approve executive compensation (say-on-pay)

Approve, on an advisory (non-binding) basis, the compensation of the Company's named executive officers.

✔ Board recommendation: **Vote FOR** the approval, on an advisory (non-binding) basis, of our executive compensation.

See "Compensation discussion and analysis (CD&A)" on **page 49**.

Performance-driven and aligned with strategic priorities and shareholder interests

Compensation components

- **Base salary** provides a stable source of cash compensation at competitive levels
- **Annual cash incentive (ACI)** motivates and rewards achievement of short-term Company financial objectives
- **Performance stock units (PSUs)** incentivize shareholder return and reward achievement of long-term Company financial objectives and performance of our common stock
- **Restricted stock units (RSUs)** reward continued service and long-term performance of our common stock

2025 Target direct compensation



Compensation component comparisons

	Fixed[1]	vs	Variable[2]	Short-term (1-year)[3]	vs	Long-term (3-years)[4]	Cash[3]	vs	Equity[4]
CEO	7%		93%	21%		79%	21%		79%
Other NEOs (average)	17%		83%	34%		66%	34%		66%

(1) Base salary   (3) Base salary, ACI
(2) ACI, PSUs, RSUs   (4) PSUs, RSUs

Ambitious but attainable targets

Our performance-based compensation utilizes performance goals that are designed to be ambitious but attainable. In 2025, ACI was paid at 169% of target (for corporate leaders; a portion of the business unit leaders' results are derived from their business unit performance). Our 2023-2025 PSUs paid at 57% of target. The lower payout resulted from the more challenging macroeconomic environment that the Company faced since the robust targets for the 2023-2025 PSUs were set. In response, beginning with the 2024-2026 PSUs and continuing with the 2025-2027 PSUs, the Company changed the performance metrics to focus more on relative performance against a selected group of peer companies. By moving to relative metrics, the Compensation Committee sought to avoid windfall or penalizing outcomes driven by external factors and to provide for payouts that more accurately reflect true Company outperformance. See **page 55** for more information.

In making its decisions regarding executive compensation for 2025, the Compensation Committee considered the significant level of shareholder support our executive compensation program received from shareholders in 2025 (94% support), 2024 (92% support) and prior years.

PROPOSAL 3

Ratification of appointment of independent registered public accounting firm

Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026.

✔ Board recommendation: **Vote FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026.

- The Audit Committee is directly involved in the annual review and engagement of PwC to confirm continued audit independence.
- The Audit Committee believes that the continued retention of PwC is in the best interests of the Company and its shareholders.

See "Audit matters" on **page 85**

PROPOSAL 4

Shareholder proposal

Vote on one shareholder proposal, if it is properly presented at the meeting.

✖ Board recommendation: **Vote AGAINST** this proposal.

See **page 88**

Corporate governance

Governance highlights

Board composition and accountability

Board leadership	Separate Chair of the Board and CEO positions; Mr. Rohleder has served as independent Chair of the Board since January 2023
Board refreshment	Since 2022, the Board has elected five new independent directors – Mr. Rohleder in 2022, Mr. Branderiz, Nella Domenici (who subsequently resigned from the Board in January 2024 to pursue an outside opportunity) and Mr. Schot in 2023, and Ms. Silvent in 2024. Mr. Kumar also joined the Board in 2023 as a non-independent director
Board self-evaluations	Annual Board and committee self-evaluations to increase Board effectiveness and inform future Board refreshment efforts
Director independence	The Board has determined that all director nominees, other than the CEO, are independent
Annual elections	All of our directors are elected annually
Director overboarding policy and director time commitments	A director who serves as the named executive officer of the Company or any other public company is not permitted to serve on the board of more than one other public company in addition to our Board All other directors are generally not permitted to serve on the boards of more than three other public companies in addition to our Board Board members are expected to confirm that their existing and future commitments do not interfere with their service on Cognizant's Board. The Governance and Sustainability Committee (the "Governance Committee") annually reviews outside director time commitments to evaluate and confirm that all director nominees have demonstrated that they have committed and expect to commit appropriate time to serve effectively on the Board and its committees
Change in job responsibilities	A director who experiences a material change in job responsibilities (other than retirement) is required to offer to resign
Director age limit	Directors will not be nominated for election to the Board after their 75th birthday, unless a waiver is granted by the Chair of the Board and the Chair of the Governance Committee
Board committees	Each of our four committees consists solely of independent directors; each standing committee operates under a written charter, which is reviewed annually, and has been approved by the Board
Committee refreshment	The Governance Committee and the Board periodically, and at least annually, evaluate, among other things, the committee assignments of directors and adjust committee membership as needed in order to effectively allocate the mix of skills and experiences on each committee
Risk oversight	The Board works through its committees and senior management to exercise oversight of the enterprise risk management process

Shareholder rights

Right to call special meeting	Shareholders holding a "net long position" of at least 10% of our outstanding shares of common stock for one year have the right to call a special meeting of shareholders, subject to certain limitations as set out in our by-laws
Majority voting standard	Each of our directors is elected by a majority of the votes cast in uncontested elections
Single voting class	The only class of stock entitled to be voted at the annual meeting is our common stock
Shareholder engagement	We prioritize regular engagement with our shareholders In March 2025, we hosted an Investor Day where members of senior leadership discussed a variety of topics with shareholders, including our progress against strategic priorities and capturing the AI opportunity In late 2025, Mr. Rohleder, as Chair of the Board, Mr. Mackay, as Chair of the Compensation and Human Capital Committee (the "Compensation Committee"), Ms. Wijnberg, as Chair of the Audit Committee, and Ms. Deskus as a then-current member of the Audit Committee, the Compensation Committee and the Finance and Strategy Committee (the "Finance Committee'"), participated in meetings with some of our largest shareholders to discuss matters including strategy, management's engagement with the Board, talent, company culture and workplace environment, executive compensation, corporate responsibility and corporate governance topics
No poison pill	We do not have a poison pill or similar shareholder rights plan
Cash severance policy	Our Senior Executive Cash Severance Policy provides that the Company will not enter into any new employment agreement or severance or separation arrangement or agreement with any Company senior executive, or establish any new severance plan or policy covering any Company senior executive, in each case, that provides for cash severance benefits exceeding 2.99 times the sum of the senior executive's base salary plus target bonus for the year of termination, without seeking shareholder approval or ratification
Proxy access	One or more shareholders holding at least 3% of our common stock for at least 3 years may submit director nominees for inclusion in the Company's proxy statement for up to 25% of the Board or 2 directors, whichever is greater

Board composition

Annual shareholder vote to elect directors

Majority voting standard

All directors are elected annually and subject to a majority voting standard. Our by-laws provide that the voting standard for the election of directors in uncontested elections is a majority of votes cast, i.e., votes cast for a nominee's election exceed votes cast against. Any director who does not receive a majority of the votes cast for his or her election must tender an irrevocable resignation that will become effective upon acceptance by the Board. The Governance Committee will recommend to the Board whether to accept the director's resignation within 90 days following the certification of the shareholder vote. The Board will promptly disclose whether it has accepted or rejected the director's resignation, and the reasons for its decision, in a Current Report on Form 8-K. The Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a director's resignation.

Assess Board composition

Our Board periodically reviews its composition and seeks to recruit additional members who will enhance the skills and characteristics of the Board as a whole to support the Company's business and strategy and the long-term interests of our shareholders. By following this process and looking at a variety of attributes and criteria, the Board seeks to identify director candidates who can bring a broad range of perspectives and experiences, effectively contribute to the Board and complement our existing directors.

Among other things, the Board considers:

Relevant skills and experience for a Fortune 200 public company, a global professional services and technology company and the Company's strategy. See **pages 15** to **17**.

Director diversity, including qualifications and backgrounds of the directors considered as a group, which should provide a significant breadth of experience, knowledge, viewpoints, capabilities, age and tenure that assist the Board in fulfilling its responsibilities and improving its effectiveness for the benefit of the Company and its shareholders.

The Board annually reviews the requisite skills and criteria for new Board members through the annual self-evaluation process and in the context of the current composition of the Board and the long-term interests of our shareholders.

Attention and focus by each director in light of other obligations. Our corporate governance guidelines provide that directors are:

- Required to offer to resign from the Board following a material change in job responsibilities (other than retirement); and
- Limited to service on no more than three other public company boards in addition to the Company's Board (or one if the director is a public company named executive officer).

Balance of tenures between knowledge of the Company and fresh perspectives and insights.

Director independence and avoiding conflicts of interest:

- Our Board considers other positions a director or a director candidate has held or holds (including other board memberships) and any potential conflicts of interest to confirm the continued independence of the Board and its committees;
- There are no family relationships among any of our directors, executive officers and key employees; and
- Our Board determines independence in accordance with the rules of The Nasdaq Stock Market LLC ("Nasdaq").

Board refreshment

The Board annually reviews each director's continuation on the Board and seeks out new director candidates as needed to confirm that the backgrounds and qualifications of the directors as a group satisfy the Company's needs as a large, publicly traded company and in light of its strategy (see **pages 12** to **17**). In addition, directors will not be nominated for election to the Board after their 75th birthday unless a waiver is granted by the Chair of the Board and the Chair of the Governance Committee.

+ Director additions   − Director departures

2022 ⟶ 2025

6

New directors appointed since 2022

+ **Stephen J. Rohleder (2022)**
+ **Ravi Kumar (2023)**
+ **Eric Branderiz (2023)**
+ **Nella Domenici (2023)**
+ **Bram Schot (2023)**
+ **Karima Silvent (2024)**

− **Brian Humphries (2023)**
− **Maureen Breakiron-Evans (2023)**
− **Nella Domenici (2024)**

3

Directors departed since 2022

Identify, evaluate and appoint director candidates

Search process and recommendations

Governance Committee search
The Governance Committee develops criteria for any search process, including any specific desired skills, experiences, characteristics or qualifications. The committee typically engages an independent director search firm. A subset of directors may be tasked by the committee with leading a search process.

Internal recommendations
Independent directors, management and others may recommend potential candidates to the Governance Committee.

Shareholder recommendations
Shareholders may recommend candidates to the Governance Committee by sending to the Company's Corporate Secretary:

- The name(s) of the proposed director candidates;
- Appropriate biographical information and background materials; and
- A statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 3% of the Company's common stock for at least three years

Appointment of directors

The Board may appoint directors at any time during the year. Typically, such appointments follow a search process or recommendation as set out above and a recommendation from the Governance Committee to the Board. The process for evaluating shareholder-recommended candidates is the same.

Governance Committee recommendation process

- Discuss, assess and interview candidates
- Evaluate candidates based on desired skills, experiences, characteristics and qualifications
- Recommend nominees to the Board

Board appointment process

- Interview, discuss and assess candidates recommended by the Governance Committee
- Analyze independence
- Appoint directors to the Board

Chair and committee appointments

Typically, at its first quarterly meeting following the annual meeting of shareholders, the Board reviews the committee assignments of directors and appoints (or reappoints) directors to committees as the Board continues to strive towards optimizing its balance of director skills and tenures as part of its ongoing refreshment program. It also reviews the committee and Chair of the Board appointments and makes appointments (or reappointments) to such positions. The Board also monitors director workload and Board and committee requirements throughout the year and will make committee and Chair changes as needed. See **page 33** for additional information regarding recent committee changes and appointments.

Annual Board self-evaluation

The Board and each of its committees annually undertakes a self-evaluation process to help promote its continued effectiveness. This process is overseen by the Governance Committee and may vary each year in order to balance the benefits of different approaches. For 2025, the Board self-evaluation process was conducted via an online survey of our directors to gather input on the effectiveness of the Board and committee compositions and structure, relevance and timeliness of Board and committee meeting topics and the communication and reporting processes between management and the Board. The survey results were then reported to the Board, which reviewed and discussed them, and provided related feedback to members of management.

Annual Board nomination of directors for annual meeting

Prior to the Board making its annual recommendation to shareholders for the election of directors, the Governance Committee reviews the composition of the Board based on the desired overall skills, experiences, characteristics and qualifications of the Board as a whole to support the Company's business and strategy and the long-term interests of our shareholders. The Governance Committee also reviews directors' time commitments to evaluate and confirm that all director nominees have demonstrated that they have committed and expect to commit appropriate time to serve effectively on the Board and its committees. See **page 19** for additional information on director time commitments. The Governance Committee then makes a recommendation to the Board, which reviews such recommendation, analyzes the independence of the director nominees and makes its recommendation to shareholders. See **pages 18** to **32** for the Board's 2026 director nominees for the annual meeting.

Proxy access - shareholder nominations of directors for annual meeting

Shareholder-submitted director nominees who satisfy the requirements in the Company's by-laws are included in the Company's proxy statement. See "Director Nominees Via Proxy Access" on **page 91**.

Board qualifications

We expect all director nominees to possess certain minimum characteristics, including a reputation for integrity, honesty and adherence to high ethical standards; to have demonstrated business acumen, experience and ability to exercise sound judgments; and to not have (or appear to have) a conflict of interest that would impair the nominee's ability to represent the interests of all Company shareholders. A full list of these criteria is set out in our Corporate Governance Guidelines. The following descriptions highlight the additional key skills and experiences our Board has identified as desirable in light of our company characteristics and strategic priorities (see **page 4**), as well as the director nominees with the most significant levels of experience in such areas. In many instances, other directors not appearing in a particular category may also have a significant level of experience in the area, as may be evident from their biographies, but were not included due to this presentation's focus on only those directors with the most significant levels of experience in the respective areas.

Total percentage of directors with qualification



Technology and Consulting Services

Qualification: extensive experience in senior leadership roles at companies in the technology and consulting fields

Relevance to our business and strategy: we are a global professional services organization focused on accelerating our growth in providing technology and consulting services to many of the world's leading companies

62%



Talent Management

Qualification: a deep understanding of the dynamics of a people-based business obtained from experience as a senior leader in a large professional services organization or as a senior human resources professional

Relevance to our business and strategy: we view our people as our most important asset and seek to become an employer of choice among global professional services organizations

38%



Innovation and Security

Qualification: experience in technological innovation, information security or cybersecurity

Relevance to our business and strategy: our business is critically dependent upon meeting clients' expectation that we understand and can help them deploy cutting edge technology in a safe and secure manner, including our ability to maintain the confidentiality of sensitive business and personal data of our clients and our clients' customers

31%



Regulated Industries

Qualification: particular knowledge of certain regulated industries such as financial services and healthcare

Relevance to our business and strategy: our Company is highly dependent on customers concentrated in certain regulated industries where clients face unique challenges and where we benefit from industry expertise in Board oversight of the Company's strategy and regulatory compliance

54%



Operations Management

Qualification: experience serving as a CEO, chief operating officer or similar position with operational oversight of a large organization

Relevance to our business and strategy: we are in pursuit of continued growth and increased profitability, which is aided by valuable administrative and operational insights at the Board level

77%

Total percentage of directors with qualification



International Business Development

Qualification: experience overseeing corporate strategy and development or managing large non-U.S. organizations

Relevance to our business and strategy: as we continue to focus on growing our business, including through acquisitions and geographic expansion, we value insight into the challenges and risks, as well as the means of successfully overcoming such challenges and risks, with respect to acquiring and integrating other companies and undertaking continued international expansion of our business

92%



Public Company Leadership

Qualification: service in a CEO, president or senior executive business role directing strategy and management at a large, publicly traded company or significant business unit of such a company

Relevance to our business and strategy: we are a large, global organization focused on accelerating our growth and value practical experience and understanding as well as experience addressing the challenges of large-scale operations and experience identifying and developing leadership qualities for the management team that takes on such challenges

54%



Public Company Governance

Qualification: service on the boards of other public companies

Relevance to our business and strategy: we are a public company and it is important for us to maintain good corporate governance practices and have insight into public company board practices, including with respect to Board management, relations between the Board and senior management, Board refreshment, management succession planning, risk management and executive compensation

85%



Finance, Accounting and Risk Management

Qualification: financial accounting and reporting, regulatory compliance and risk management experience derived from serving in roles such as CFO, Chief Accounting Officer, Controller, head of internal audit or chief risk officer of a large, global, publicly traded company or as an audit partner at a public accounting firm

Relevance to our business and strategy: we are a large, publicly traded company with a global footprint and complex financial, accounting and risk management needs, and we are focused on maintaining appropriate finance, accounting and risk management practices

23%

Director qualifications matrix

	Abdalla	Bali	Branderiz	Deskus	Dineen	Kumar	Mackay	Patsalos-Fox	Rohleder	Schot	Silvent	Velli	Wijnberg
Technology and Consulting Services			●	●		●	●	●	●			●	●
Talent Management				●			●		●		●		●
Innovation and Security				●		●	●	●					
Regulated Industries				●	●		●		●		●	●	●
Operations Management	●	●	●	●	●	●	●		●	●		●	
International Business Development	●	●	●	●	●	●		●	●	●	●	●	●
Public Company Leadership	●	●			●	●			●	●		●	
Public Company Governance	●	●	●	●	●	●	●		●	●		●	●
Finance, Accounting and Risk Management			●				●						●

PROPOSAL 1

Election of 13 director nominees

✔ The Board unanimously recommends a **vote FOR** all the director nominees listed.

What are you voting on?

At the annual meeting, 13 directors are to be elected to hold office until the 2027 annual meeting and until their successors have been duly elected and qualified. All nominees are current directors and were last elected by shareholders at the 2025 annual meeting.

In the event any of the nominees should become unable to serve or for good cause will not serve as a director, it is intended that votes will be cast for a substitute nominee designated by the Board, or the Board may elect to reduce its size. The Board has no reason to believe that the nominees named herein will be unable to serve if elected. Each of the nominees has consented to being named in this proxy statement and to serve if elected.

Director nominees

Presented on the following pages are the 13 director nominees recommended by the Board for election at the 2026 annual meeting.

Director attendance

There were 11 meetings of the Board in 2025. Each director in 2025 attended at least 75% of the aggregate of (i) all meetings of the Board held during the period in which he or she served as a director and (ii) the total number of meetings held by the committees on which he or she served during the period, if applicable. All committee meeting numbers and attendance percentages include attendance at any applicable sub-committee meetings.

Our corporate governance guidelines provide that directors are expected to attend the annual meeting of shareholders. For the 2025 annual meeting, which was virtual, Mr. Kumar acted as Chair and all of the other 12 directors attended virtually.

Key governance practices

Shareholder rights and engagement

- ✔ Annual director elections / no classified Board
- ✔ Each share of Company common stock is entitled to one vote on matters put to a shareholder vote
- ✔ Shareholder right to call a special meeting (10% threshold)
- ✔ Annual vote to ratify executive compensation
- ✔ Annual vote to ratify selection of independent registered public accounting firm
- ✔ No poison pill
- ✔ Proxy access

Board of Directors

- ✔ Majority of independent directors (12 of 13 director nominees)
- ✔ Separate independent Chair of the Board and CEO positions
- ✔ Annual Board and committee self-evaluations
- ✔ Majority voting in uncontested director elections
- ✔ A director who experiences a material change in job responsibilities (other than retirement) is required to offer to resign
- ✔ Regular executive sessions of independent directors
- ✔ Directors limited to service on no more than three other public company boards (or one other board if the director is a public company NEO)

Board member independence

Other than Mr. Kumar as our CEO, each of our director nominees has been determined by the Board to be an "independent director" under the rules of Nasdaq, which require that, in the opinion of the Board, such person not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our Board also determined that each of the directors currently serving on the Audit Committee and the Compensation Committee satisfies the additional independence criteria applicable to directors on such applicable committee under Nasdaq listing rules and the rules and regulations established by the SEC.

Director time commitments

Serving on the Board requires significant time and attention. Directors must spend the time needed and meet as often as necessary to properly discharge their responsibilities. Each Board member is expected to confirm that his or her existing or future commitments do not interfere with such service. Our Corporate Governance Guidelines establish limits on our directors serving on public company boards:

- A director who serves as a named executive officer of the Company or any other public company is not permitted to serve on the board of more than one other public company in addition to the Company's Board; and
- All other directors are not permitted to serve on the boards of more than **three** other public companies in addition to the Company's Board

The Board may grant exceptions on a case-by-case basis, taking into consideration whether doing so will not impair the director's ability to effectively serve on the Board. Directors are expected to advise the Chair of the Board prior to accepting an invitation to serve on another public or private board.

The Governance Committee annually reviews outside director time commitments, including compliance with the requirements set forth above, the nature of and time involved in service on other boards and any other existing or anticipated outside directorship and leadership commitments. Based on its review, the Governance Committee has confirmed that all director nominees are in compliance, having demonstrated that they have committed and expect to commit appropriate time to serve effectively on the Board and its committees.

Director capabilities and tenure considerations

The Governance Committee annually reviews each director's continuation on the Board and considers a variety of factors in conducting its annual review, including the mix of capabilities on the Board, the appropriate refreshment and change on the Board, the diversity of the Board in terms of backgrounds, expertise, capabilities and leadership, the degree of engagement and effectiveness of Board members and confirmation of interest in continuing to serve as a director. In addition, beginning in 2025, directors will not be nominated for election to the Board after their 75th birthday unless the Chair of the Board and the Chair of the Governance Committee grant a waiver or exception in special circumstances.

The Board believes that the director nominees for 2026 have the right balance of skill sets, experiences and fresh perspectives to guide our management team in executing our long-term strategy for the benefit of our shareholders. Our nominees bring extensive and diverse business, financial, operating, regulatory and technology backgrounds from a variety of industries to our Board.

We also have a good balance of tenures on our Board, with a mix of both newer directors and more long-standing directors who have in-depth and historical knowledge of our Company. Of the 13 director nominees, four are independent directors who have been brought on since 2022 (five total new directors including Mr. Kumar but excluding Ms. Domenici, who resigned from the Board in January 2024 to pursue an outside opportunity).

Separation of the offices of Chair and Chief Executive Officer

Pursuant to our Corporate Governance Guidelines, the Board does not have a policy on whether the offices of Chair of the Board and Chief Executive Officer should be separate and, if they are to be separate, whether the Chair of the Board should be selected from among the current independent directors. The Board believes that its current leadership structure, with a strong independent Chair, which has been in place since 2003, is appropriate because it facilitates the Board's independent oversight of the Company, including its business strategy and risks.

Zein Abdalla | 67 Independent

Former President of PepsiCo



Director Since: 2015
Birthplace: Sudan

Committees: Compensation and Human Capital, Governance and Sustainability (Chair)

Education: Imperial College, London University – B.S.

Mr. Abdalla brings to Cognizant's Board of Directors decades of experience having led and shaped large-scale operations across the world as President and a manager of key divisions of PepsiCo.

Period	Relevant experience	Qualifications
1995-2014	**PepsiCo, Inc. (PEP), a multinational food, snack and beverage company** **President (2012 – 2014)** **Chief Executive Officer, PepsiCo Europe (2009 – 2012)** **President, PepsiCo Europe (2006 – 2009)** **Various senior executive positions (1995 – 2006)** Public company leadership and experience leading and shaping large scale operations across the world from his global President role and decades of executive experience at a leading Fortune 50, Nasdaq-listed global company.	
From: 2012-2022	**Past public company director positions** **The TJX Companies, Inc.** (TJX), a retailer of apparel and home fashions	
Since:	**Select other positions**	
2025	**Majid Al Futtaim Holding LLC** – holding board non-executive director	
2017	**Mastercard Foundation** – board member and chair (since 2020)	
2017	**Kuwait Food Company K.S.C.P.** – board member	
2016	**Imperial College Business School Advisory Board** – member	
2016	**Mars, Incorporated** – board advisor	

Qualifications

 Technology and consulting services    Talent management    Innovation and Security    Regulated industries

 Operations management    International business development    Public company leadership    Public company governance    Finance, accounting and risk management

Vinita Bali | 70 Independent

Former CEO and Managing Director of Britannia Industries and Former VP, The Coca-Cola Company



Director Since: 2020
Birthplace: India

Committees: Compensation and Human Capital, Governance and Sustainability

Education: University of Delhi, India – B.A.
Jamnalal Bajaj Institute of Management Studies in India – M.B.A.

Ms. Bali brings experience to the Cognizant Board of Directors gained through leading large multinationals in CEO and senior marketing and sales roles around the globe, having worked for over three decades with companies like Britannia Industries, The Coca-Cola Company and Cadbury Schweppes plc.

Period	Relevant experience	Qualifications
2005-2014	**Britannia Industries, an international food products company based in India and listed on the National Stock Exchange ("NSE") and Bombay Stock Exchange ("BSE") in India** **Chief Executive Officer and Managing Director** Public company CEO experience directing and shaping strategy for an international food products company.	
2003-2005	**The Zyman Group, a marketing and communications strategy firm** **Managing Principal and Head of Business Strategy Practice, USA**	
1994-2003	**The Coca-Cola Company (KO), a multinational beverage company** **Officer, Vice President and Head, Corporate Strategy (2001 – 2003)** **President, Andean Division (1999 – 2000)** **Vice President, Marketing for Latin America (1997 – 1998)** **Worldwide Marketing Director (1994 – 1997)** Executive-level business, operational and marketing leadership roles, based in the United States and Chile, for key divisions around the globe for a then Fortune 100, NYSE listed company.	
1980-1994	**Cadbury Schweppes plc, a multinational confectionery company** **Senior marketing roles across a number of geographies, including South Africa, Nigeria, India and the U.K.** Senior business, operational and marketing leadership roles across a number of geographies for a leading multinational confectionery company.	
Since:	**Current public company boards**	
2024	**Bajaj Auto Ltd.** (BAJAJ-AUTO), a multinational automotive manufacturing company listed on the NSE	
2021	**SATS Ltd.** (S58), a leading provider of food solutions and gateway services and listed on the Singapore Stock Exchange	
2017	**Syngene International Ltd.** (SYNGENE), a pharma and bio-tech research and manufacturing company listed on the NSE and BSE	
From:	**Past public company director positions**	
2014-2024	**CRISIL Ltd.** (CRISIL), a global analytical company providing ratings, research and risk and policy advisory services listed on the NSE and BSE	
2018-2021	**Bunge Ltd.** (BG), an agribusiness and food company	
2014-2020	**Smith & Nephew Plc** (SNN), a global portfolio medical technology business	

Qualifications

 Technology and consulting services    Talent management    Innovation and Security    Regulated industries

 Operations management    International business development    Public company leadership    Public company governance    Finance, accounting and risk management

Eric Branderiz | 61 Independent

Former EVP and CFO of Enphase Energy



Director Since: 2023
Birthplace: Argentina

Committees: Audit, Compensation and Human Capital

Education: University of Alberta – BCom

Certification: CPA in California

Audit Committee financial expert

Mr. Branderiz brings to Cognizant's Board of Directors experience in finance, accounting, M&A execution, risk management, sustainability and corporate governance across the energy, semiconductor and technology sectors, including Enphase Energy and Tesla.

Period	Relevant experience	Qualifications
2018-2022	**Enphase Energy, Inc. (ENPH), a renewable energy and semiconductor technology company** **Executive Vice President and Chief Financial Officer** Insight into the particular financial and operational challenges of a global business gained through his role as CFO of a public company.	
2016-2018	**Tesla, Inc. (TSLA), an automotive, software, semiconductor and renewable energy company** **Chief Accounting Officer and Corporate Controller**	
2010-2016	**SunPower Corporation (formerly, SPWR), a solar energy system design and manufacturing company** **Various senior roles, including Senior Vice President, Corporate Controller and Chief Accounting Officer and Senior Vice President, Head of Global Residential and Light Commercial Operations and Finance**	
2009-2010	**Knowledge Learning Corporation (now KinderCare Learning Centers, LLC), an operator of child care and early childhood education facilities** **Vice President, Corporate Controller, Corporate Treasurer, and Head of Subsidy Business Operations**	
2007-2009	**Spansion, Inc. (now Infineon Technologies, AG), a semiconductor manufacturer of flash memory, microcontrollers, mixed-signal and analog products, and system-on-chip solutions** **Senior Vice President, Corporate Controller, Head of Sales & Marketing Finance, Tax and Treasury**	
2002-2005	**Advanced Micro Devices, Inc. (AMD), a multinational semiconductor company** **Americas Controller**	
1996-2002	**Ernst & Young LLP, a multinational professional services partnership** **Auditor**	
Since: 2025 2023	**Current public company boards** **Symbotic Inc.** (SYM), an AI powered robotic and software platform for scalable logistics, order fulfillment, and warehousing solutions **Fortive Corporation** (FTV), a provider of essential technologies for connected workflow solutions across a range of end-markets	
Since: 2023 2022	**Select other positions** **UNIVERS**, a leading net zero technology provider – director **AESC**, a leading battery technology company – director	

Qualifications

 Technology and consulting services
 Talent management
 Innovation and Security
 Regulated industries

 Operations management
 International business development
 Public company leadership
 Public company governance
 Finance, accounting and risk management

Archana Deskus │ 60 Independent
Former EVP and CTO of PayPal



Director Since: 2020
Birthplace: India

Committees: Audit, Finance and Strategy

Education: Boston University – B.S.
Rensselaer Polytechnic Institute – M.B.A.

Ms. Deskus brings CTO and CIO experience to Cognizant's Board of Directors, having set and led the technology and information security strategy for a number of large global corporations across a diverse set of industries, including PayPal, Intel, Hewlett Packard, Baker Hughes, Ingersoll Rand, Timex and North America HVAC.

Period	Relevant experience	Qualifications
2022-2024	**PayPal Holdings, Inc. (PYPL), a digital payments company** **Executive Vice President, Chief Technology Officer (2023 – 2024)** **Executive Vice President, Chief Information Officer (2022 – 2023)**	
2020-2022	**Intel Corporation (INTC), a technology company** **Senior Vice President, Chief Information Officer**	
2017-2020	**Hewlett Packard Enterprise Company (HPE), an information technology company** **Senior Vice President, Chief Information Officer**	
2013-2017	**Baker Hughes Incorporated, an oilfield services company acquired by General Electric in 2017** **Vice President, Chief Information Officer**	
2011-2012	**Ingersoll Rand Inc. (IR), an industrial manufacturing company** **Vice President, Chief Information Officer**	
2006-2011	**Timex Group USA, Inc., a watch manufacturing company** **Vice President, Chief Information Officer**	
1987-2006	**United Technologies Corporation, a provider of high technology products and services, and various affiliated entities** **Vice President, Chief Information Officer of Carrier Corporation**, a heating, air conditioning and refrigeration solutions company (2003 – 2006) Various other positions (1987 – 2003)	
Since: 2025 2019	**Current public company boards** **Global Payments Inc.** (GPN), a payments solutions company **East West Bancorp, Inc.** (EWBC), the holding company for East West Bank, the largest independent bank in Southern California; also on the board of subsidiary East West Bank (since 2019)	
From: 2022-2025 2018-2020 2016-2017 2014-2017	**Select past positions** **DataStax** – director **Data Science Institute of the University of Houston** – advisory board member **IBM Global Technology Services** – customer advisory board member **Junior Achievement of Southeast Texas** – board member	

Qualifications

 Technology and consulting services    Talent management    Innovation and Security    Regulated industries

 Operations management    International business development    Public company leadership    Public company governance    Finance, accounting and risk management

John M. Dineen | 63 Independent

Former President and CEO of GE Healthcare



Director Since: 2017
Birthplace: USA

Committees: Audit, Finance and Strategy (Chair)
Education: University of Vermont – B.S.

Mr. Dineen brings to Cognizant's Board of Directors experience from having managed several key business divisions of General Electric and in the healthcare industry from having served as President and CEO of GE Healthcare.

Period	Relevant experience	Qualifications
2015-2022	**Clayton, Dubilier & Rice LLC, an investment firm** **Operating Advisor (Healthcare sector)**	
1986-2014	**General Electric Company (GE), a global digital industrial company** **President and Chief Executive Officer, GE Healthcare (2008 – 2014)** **Chief Executive Officer, GE Transportation (2005 – 2008)** Broad-based leadership, operations management, regulated industry and international business experience gained during his 28 years in leadership roles managing several key business divisions of GE, a then-Fortune 20 business. Most recently he was president and CEO of London-based GE Healthcare, a leading provider of medical imaging, diagnostics and other health information technology and then $18 billion annual revenue enterprise with 50,000 employees around the world. He also served in several international management roles in Asia and Europe.	
Since: 2023	**Current public company boards** **Lam Research Corporation** (LRCX), a supplier of wafer-fabrication equipment and related services to the semiconductor industry	
From: 2018-2023 2015-2019	**Past public company director positions** **Syneos Health, Inc.** (formerly, SYNH), a biopharmaceutical solutions organization **Merrimack Pharmaceuticals, Inc.** (formerly, MACK), a pharmaceutical company specializing in the development of drugs for the treatment of cancer	

Qualifications

 Technology and consulting services    Talent management    Innovation and Security    Regulated industries

 Operations management    International business development    Public company leadership    Public company governance    Finance, accounting and risk management

Ravi Kumar S | 54
CEO of Cognizant



Director Since: 2023
Birthplace: India

Education: Shivaji University – B.E.
Xavier Institute of Management, India – M.B.A.

Ravi Kumar Singisetti (also referred to as Ravi Kumar S or Ravi Kumar) was appointed Chief Executive Officer of Cognizant in January 2023. In his role as CEO, Mr. Kumar sets the strategic direction of the Company, promotes Cognizant's client-first culture, and focuses on driving sustainable growth and long-term shareholder value.

He is a highly accomplished services industry executive with experience across digital transformation, traditional technology and engineering services, data and analytics, cloud and infrastructure, consulting and gen AI.

Period	Relevant experience	Qualifications
2023 to present	**Cognizant** **Chief Executive Officer** Senior leadership, technology (including emerging technologies such as gen AI), consulting, talent management, operations management and international experience as CEO of Cognizant	
2002-2022	**Infosys Limited (INFY), a global managing consulting, technology services and outsourcing company** **President (2016 – 2022)** **Various other positions (2002 – 2016)** Held senior executive leadership roles gaining experience across digital transformation, traditional technology and engineering services, data and analytics, cloud and infrastructure and consulting and, as President, led the global services organization across all industry segments	
2002	**Sapient (now Publicis Sapient), a digital consulting company** **Director**	
2001-2002	**Oracle Corporation (ORCL), a multinational computer technology company** **Business manager**	
2000-2001	**Cambridge Technology Partners, a multinational professional services company that specializes in business and IT consulting** **AVP**	
1996-2000	**PricewaterhouseCoopers, an international professional services firm** **Senior consultant**	
Since: 2022	**Current public company boards** **TransUnion** (TRU), a global information and insights company	
Since: 2024 2021 2020	**Select other positions** **US-India Strategic Partnership Forum** – Board member **U.S. Chamber of Commerce** – Board member; Chair of the Artificial Intelligence Working Group (since 2024) **New York Academy of Sciences** – Board of Governors	
From: 2024-2026 2021-2023	**Select past positions** **World Economic Forum** – Information and Communication Technologies Industry Community Chair **Digimarc Corporation** (DMRC), company that provides digital watermarking solutions – director	

Qualifications

 Technology and consulting services    Talent management    Innovation and Security    Regulated industries

Operations management   International business development   Public company leadership   Public company governance   Finance, accounting and risk management

Leo S. Mackay, Jr. | 64 Independent
SVP, Ethics and Enterprise Assurance of Lockheed Martin



Director Since: 2012
Birthplace: USA

Committees: Audit, Compensation and Human Capital (Chair)

Education: United States Naval Academy – B.S.

Harvard University – M.P.P.

Harvard University – Ph.D.

Audit Committee financial expert

Dr. Mackay brings expertise in auditing and compliance, security, government contracting, and federal government senior policymaking experience to Cognizant's Board of Directors through his positions at Lockheed Martin and in the Bush administration.

Period	Relevant experience	Qualifications
2007 to present	**Lockheed Martin Corporation (LMT), a Fortune 100 global security and aerospace company** **Senior Vice President, Ethics and Enterprise Assurance (since 2018)** **Chief Audit Executive (2016 – 2025)** **Senior Vice President, Internal Audit, Ethics and Sustainability (2016 – 2018)** **Vice President, Ethics and Sustainability (2011 – 2016)** **Vice President, Corporate Business Development and various other positions (2007 – 2011)** Extensive expertise in security, government contracting, auditing and compliance from his senior executive roles at one of the world's largest and most well-known security and aerospace companies.	
2005-2007	**Integrated Coast Guard Systems LLC, a joint venture between Lockheed Martin and Northrop Grumman Corporation (NOC)** **President** Operations management experience from his senior leadership roles.	
2003-2005	**ACS State Healthcare LLC (now part of Conduent), an IT/BPO services company in the healthcare space** **Chief Operations Officer** Technology consulting and operations management experience specific to the healthcare industry from his role as COO.	
2001-2003	**United States Department of Veterans Affairs** **Deputy Secretary and Chief Operating Officer** Operations management experience from having served as Deputy Secretary and COO of the U.S. Department of Veterans Affairs.	
1997-2001	**Bell Helicopter, a helicopter and tiltrotor craft manufacturer**	
Since: 2020	**Current public company boards** **Ameren Corporation** (AEE), a public utility holding company	
Since: 2018	**Select other positions** **Lockheed Martin Ventures**, the venture capital arm of Lockheed Martin – investment committee member (2018-2023), chairman since 2023	
From: 2016-2022	**Select past positions** **USAA Federal Savings Bank**, a federal savings bank – director	

Qualifications

 Technology and consulting services    Talent management    Innovation and Security    Regulated industries

 Operations management    International business development    Public company leadership    Public company governance    Finance, accounting and risk management

Michael Patsalos-Fox | 73 Independent

Former Chairman, the Americas of McKinsey & Company and
Former CEO of Stroz Friedberg



Director Since: 2012
Birthplace: Cyprus

Committees: Finance and Strategy, Governance and Sustainability

Education: University of Sydney – B.S.

International Institute for Management Development,
Lausanne, Switzerland – M.B.A.

Mr. Patsalos-Fox brings decades of experience counseling clients in the technology and consulting space to Cognizant's Board of Directors, gained from his 32-year tenure in senior roles with McKinsey & Company and his role as CEO for Vidyo, as well as expertise in the cybersecurity space from his experience as CEO of Stroz Friedberg.

Mr. Patsalos-Fox served as Chair of Cognizant's Board of Directors from September 2018 until January 2023.

Period	Relevant experience	Qualifications
2017-2019	**Vidyo, a cloud-based video conferencing services company** **Chairman and Chief Executive Officer**	
2013-2017	**Stroz Friedberg, a global investigation and cybersecurity firm** **Chief Executive Officer** Expertise and insight in the cybersecurity space from his experience as CEO.	
1981-2013	**McKinsey & Company, a global management consulting company** **Senior Partner (1992 – 2013)** **Board of Directors (1998 – 2010)** **Chairman, the Americas (2003 – 2009)** **Member of the Operating Committee (2003 – 2012)** **Managing Partner of the New York (2001 – 2003) and New Jersey (1996 – 2001) offices, North American Corporate Finance and Strategy practice and European Telecoms practice** Decades of experience counseling clients in the technology and consulting space gained from his 32-year tenure with McKinsey & Company, where he also served in various senior leadership roles. Among other things, he brings talent management experience from leading a global professional services business and extensive experience developing a technology consulting business from leading the firm's new business growth opportunities around data, analytics and software.	
Since: 2020	**Select other positions** **MIO Partners, Inc.**, an investment subsidiary of McKinsey & Company – Chairman of the board	

Qualifications

 Technology and consulting services    Talent management    Innovation and Security    Regulated industries

 Operations management    International business development    Public company leadership    Public company governance    Finance, accounting and risk management

Stephen "Steve" J. Rohleder | 68 Independent

Chair of the Board of Directors
Former Group Chief Executive, North America and COO of Accenture plc



Director Since: 2022
Birthplace: USA

Committees: Finance and Strategy, Governance and Sustainability
Education: University of Texas, Austin – B.B.A.

Mr. Rohleder brings decades of experience overseeing operations, developing strategy, counseling clients and developing teams in the technology space to Cognizant's Board of Directors, gained from his 35-year tenure in senior roles with Accenture and his roles as a board member and later CEO of GTY Technology Holdings.

Period	Relevant experience	Qualifications
2015 to present	**SGR Equity Investments, a private equity and venture capital company** **Principal Owner** Oversight and direction of personal and family investments in private equity and venture capital opportunities.	
2019-2020	**GTY Technology Holdings Inc. (formerly, GTYH), a software as a service company that offers a cloud-based suite of solutions for the public sector in North America** **Chairman, Chief Executive Officer and President** Public company CEO experience directing and shaping strategy for a North America technology company following several years of service as a member of the board of directors.	
1981-2015	**Accenture plc (formerly Anderson Consulting) (ACN), a global managing consulting, technology services and outsourcing company** **Group Chief Executive, North America (2014 – 2015)** **Group Chief Executive, Health & Public Service (2009 – 2014)** **Global Chief Operating Officer (2004 – 2009)** **Various other roles (1981 – 2004)** Extensive experience counseling clients in the technology and consulting space gained from his 35-year tenure with Accenture, a leading NYSE-listed global management consulting, technology services and outsourcing company. Gained senior leadership, technology, consulting, talent management, operations management, strategy, international business development and health and public service experience through progressively more senior leadership roles and experiences. While COO, he was responsible for leading Accenture's strategic direction and overall operational performance and for all global operations in approximately 50 countries and 175 cities.	
Since:	**Select other positions**	
2025	**Cohn/Reznick LLP**, a leading accounting and consulting firm – director	
2016	**KungFu.AI**, a professional services firm focusing on AI solutions for businesses – strategic advisor	
From:	**Other past positions**	
2018-2020	**University of Texas Health Advisory Committee** – member	
2017-2020	**Apogee, Inc. (now a Boldyn Networks company)**, the largest provider of on-campus residential networks and video solutions in higher education – advisory board member	
	GTY Technology Holdings Inc. (formerly, GTYH) – director	
2016-2020 2015-2019	**Kony, Inc.**, a cloud-based enterprise mobility solutions company and mobile application development platform provider – advisory board member	

Qualifications

 Technology and consulting services  Talent management  Innovation and Security  Regulated industries

 Operations management  International business development  Public company leadership  Public company governance  Finance, accounting and risk management

Abraham "Bram" Schot | 64 Independent
Former Chairman and CEO of Audi AG



Director Since: 2023
Birthplace: Netherlands

Committees: Finance and Strategy,
Governance and Sustainability
Education: University of Bradford, England – M.B.A.

Mr. Schot brings international strategic, leadership and transformational expertise to Cognizant's Board of Directors from more than three decades of experience in the automotive industry, including management positions at DaimlerChrysler, Mercedes-Benz, Volkswagen Group and Audi.

Period	Relevant experience	Qualifications
2011-2020	**Volkswagen AG, a global manufacturer of automotive and commercial vehicles**	
	Chairman & Chief Executive Officer of the Board of Management (Audi AG) (2018 – 2020)	
	Leadership experience for a significant business unit of a public company leading and shaping large scale operations across the world for a leading automotive manufacturer. Responsible for the transition of the established business model to improve sustainability and continue the push for electrification.	
	Member of the Board of Management (Volkswagen Group) (2018 – 2020)	
	Member of the Board of Management (Audi AG) (2017 – 2018)	
	Member of the Board of Management and Executive Vice President of Volkswagen Commercial Vehicles group (2011 – 2016)	
	Responsible for global marketing, sales and services for new business model vehicles.	
2006-2011	**Daimler AG/Mercedes-Benz Italia, Italian arm of Mercedes-Benz Group, a global automotive company**	
	President and Chief Executive Officer	
	Executive level business and operational role, focusing on innovation, cost-optimization, and organizational effectiveness within the broader international company.	
1998-2006	**DaimlerChrysler Nederland and Mercedes-Benz Nederland, Netherlands arm of the Mercedes-Benz Group**	
	President and Chief Executive Officer (2003 – 2006)	
	Various leadership roles, including previous responsibility as Marketing Director and for heading the Corporate Strategy and Planning department (1998 – 2003)	
Since:	**Current public company boards**	
2023	**Compagnie Financière Richemont SA** (Richemont), a luxury goods holding company	
2022	**Signify NV**, a multinational lighting company	
2020	**Shell plc** (SHEL), a global energy company	
Since:	**Select other positions**	
2022	**ADS-Tec Holding** – senior advisor	
2022	**Laureus Foundation** – board member	
2022	**Next Mobility Labs GmbH** – partner and senior advisor	
2021	**SDA Bocconi School of Management in Milan, Italy** – Associate Professor of Practice in Corporate Strategy	
2021	**The Carlyle Group (CG)** – senior advisor	
2021	**Global Cleantec Management B.V.** – senior advisor	
2020	**TomTom, N.V. (TOM2.AS)** – senior advisor	

Qualifications

 Technology and consulting services  Talent management  Innovation and Security  Regulated industries

 Operations management  International business development  Public company leadership  Public company governance  Finance, accounting and risk management

Karima Silvent | 52 Independent

Group Deputy General Secretary and CHRO, Member of the Management Committee of AXA



Director Since: 2024
Birthplace: Comoro Islands

Committees: Compensation and Human Capital
Education: Institut d'Etudes Politiques
Ecole Nationale d'Administration

Ms. Silvent brings to Cognizant's Board of Directors over two decades of human resources and talent management experience, including developing and executing human capital strategies, as well as extensive public policy and government affairs expertise in employment and social inclusion issues, gained from her service at various private and public sector institutions. In her role as Deputy General Secretary for the AXA Group, she also has regulatory, audit, compliance and business development experience from overseeing AXA's audit, compliance and headquarters functions as well as AXA EssentiALL, AXA's inclusive insurance business.

Period	Relevant experience	Qualifications
2012 to Present	**AXA SA, a French insurance company** **Group Deputy General Secretary and Chief Human Resources Officer (2025 - present)** **Group Chief Human Resources Officer (2017 - 2025)** **Human Resources Director for AXA French businesses (2016-2017)** **Global Human Resources Director (2013-2016)** **Global Human Resources Business Partner for COO (2012-2013)**	
2008-2012	**Korian, a private health group that operates clinics and retirement homes** **Managing Director for French Operations (2011-2012)** **Group Human Resources Director (2008-2011)**	
2006-2007	**Groupe Société Nationale Immobilière, a French global operator of public interest housing** **Human Resources Director**	
2002-2006	**Assistance Publique - Hôpitaux de Paris, French state-owned Health Service** **Deputy Human Resources Director**	
Since: 2018	**Select other positions** **Établissement pour l'insertion dans l'emploi (also known as the Organization for Youth Employment)**, a French state-owned non-profit organization that focuses on retraining young adults who left the school system early and integrates them into the workforce – chair of the board	
From: 2019-2025	**Other past positions** **AXA Investment Managers,** a global investment management firm headquartered in Paris that operated as the investment arm for AXA – director	

Qualifications

 Technology and consulting services  Talent management  Innovation and Security  Regulated industries

 Operations management  International business development  Public company leadership  Public company governance  Finance, accounting and risk management

Joseph M. Velli | 68 Independent

Former Senior EVP and member of the Policy Committee of The Bank of New York



Director Since: 2017
Birthplace: USA

Committees: Audit, Compensation and Human Capital
Education: William Paterson University – B.A.
Fairleigh Dickinson University – M.B.A.

Mr. Velli brings experience to Cognizant's Board of Directors in creating, building and leading global large-scale technology, processing and software platform businesses as well as M&A experience as a Senior EVP and member of the Policy Committee of The Bank of New York, as CEO of ConvergEx Group, and from service on various private company boards in the technology and financial services space.

Period	Relevant experience	Qualifications
2016 to present	**Lovell Minnick Partners, LLC, a private equity firm** **Advisory Council Member** Private equity insights with significant M&A, turnaround and management mentoring experience	
2006-2014	**ConvergEx Group, LLC, a provider of software platforms and technology-enabled brokerage and investment services** **Board Director (2014)** **Chairman and Chief Executive Officer (2006 – 2013)** Significant experience in creating, building and leading large-scale technology, processing and software platform businesses as well as in M&A for a broker-dealer in the financial services industry.	
1984-2006	**The Bank of New York (BK), a financial services institution** **Senior Executive Vice President and member of the Policy Committee; various leadership roles, including CEO of BNY Securities, Head of Investor Services, Head of Global Custody and Payments, Head of Issuer Services and Head of Consumer Banking (1998 – 2006)** **Executive Vice President (1992 – 1998)** **Other leadership positions (1984 – 1992)** Senior executive leadership, technology, regulated industries and operations management experience from over two decades in senior business roles at a leading global financial institution. Among other things, he was involved in creating, building and leading large-scale technology, processing and software platform businesses and leading several key business lines, including global issuer services, global liquidity services, pension and 401(k) services, consumer and retail banking, correspondence clearing and securities services. His leadership positions also provided company turnaround and M&A experience.	
Since: 2014 2007	**Current public company boards** **Computershare Limited** (CMSQY), a global provider of corporate trust, stock transfer, employee share plan and mortgage servicing services listed on the Australian Securities Exchange **Paychex, Inc.** (PAYX), a provider of payroll, human resource and benefits outsourcing services	
From: 2020-2024 2010-2014	**Select past positions** **AssetMark Financial Holdings, Inc.** (formerly, AMK), a provider of financial and investment technology platforms and consulting services – director **E*Trade Financial Corporation**, an investment brokerage and electronic trading platform – director	

Qualifications



 Technology and consulting services

 Talent management

 Innovation and Security

 Regulated industries

 Operations management

 International business development

 Public company leadership

 Public company governance

Finance, accounting and risk management

Sandra S. Wijnberg | 69   Independent

Former CFO of Marsh & McLennan Companies and Former CAO of Aquiline Holdings

Director Since: 2019
Birthplace: USA

Committees: Audit (Chair), Finance and Strategy
Education: University of California, Los Angeles – B.A.
University of Southern California, Marshall School of Business – M.B.A.
Audit Committee financial expert

Ms. Wijnberg brings to Cognizant's Board of Directors expertise in managing a large global professional services business from her role as CFO of Marsh & McLennan Companies, as well as a private equity perspective from her position as Partner and CAO of Aquiline Holdings.

Period	Relevant experience	Qualifications
2007-2019	**Aquiline Holdings, LLC, a registered investment advisory firm** **Executive Advisor (2015 – 2019)** **Partner, Chief Administrative Officer (2007 – 2014)** Private equity insights and expertise in the investment management sector and with registered investment company regulations from having served in executive and advisory capacities for an investment advisory firm.	
2000-2006	**Marsh & McLennan Companies, Inc. (MMC), a global professional services company** **Senior Vice President and Chief Financial Officer** Extensive technology and consulting services, talent management, regulated industries, international business development and finance, accounting and risk management experience from her position as CFO of Marsh & McLennan, a then $11 billion annual revenue enterprise with 55,000 employees around the world providing risk and insurance services, risk consulting and technology and other consulting and investment management services.	
1997-1999	**Yum! Brands, Inc. (YUM), a global operator and franchisor of quick service restaurants** **Senior Vice President, Treasurer and ultimately interim Chief Financial Officer** International business development and finance, accounting and risk management experience from her senior finance roles, including as interim CFO, at a large, global enterprise.	
1994-1997	**PepsiCo, Inc. (PEP)** **Chief Financial Officer, KFC Corporation (1996 – 1997)** **Vice President and Assistant Treasurer (1994 – 1996)** International business development and finance, accounting and risk management experience from senior finance roles, including as CFO of a significant subsidiary, at a leading Fortune 50, Nasdaq-listed global company.	
Since: 2020[1] 2016 2016	**Current public company boards** **Hippo Holdings Inc.** (HIPO), a property and casualty insurance company **T. Rowe Price Group, Inc.** (TROW), a global asset management firm **Automatic Data Processing, Inc.** (ADP), a provider of human resources management software and services	
From: 2014-2016 2003-2016	**Select past positions** **Office of the Quartet, U.S. Department of State** – Deputy Head of Mission, Jerusalem recruited to advance the Quartet's Palestinian economic development mandate **Tyco International plc** (now Johnson Controls International plc) – director	

[1] Includes Ms. Wijnberg's period of service on the Board of Directors of Hippo Enterprises, Inc., which completed an initial public offering in 2021 and changed its name to Hippo Holdings Inc.

Qualifications

 Technology and consulting services    Talent management    Innovation and Security    Regulated industries

 Operations management    International business development    Public company leadership    Public company governance    Finance, accounting and risk management

Committees of the Board

Board

The Board exercises its oversight responsibilities both directly and through its committees. The same oversight structure is utilized with respect to the Company's enterprise risk management ("ERM") program. The Board believes that its role in the oversight of the Company, including its business, strategy and risks, is facilitated by our current Board leadership structure, with a strong independent Chair, as well as our committee structure, as this structure allows our four standing Board committees to play an active role in the oversight of the actions of management, including with respect to identifying risks and implementing effective risk management policies and controls.

Meetings in 2025: **11**

Average 2025 attendance of directors: **100%**

Recent key focus areas

- Strategic priorities and growth drivers, including our AI Builder strategy and large transformation deals
- Capital deployment, including organic and inorganic investments to drive durable revenue growth
- AI-driven operating and financial impacts, including pricing models, workforce pyramid considerations, internal AI adoption and AI governance
- Up-skilling employees
- Leadership development
- Partnerships and alliances

Committee charters and composition changes

Each of the Board's four standing committees — the Audit Committee, Compensation Committee, Finance Committee and Governance Committee — operates under a charter that has been approved by the Board and is available on the Company's website. See "Helpful Resources" on **page 100**. In 2025, as part of its annual process and following feedback received through the Board's 2024 self-assessment, the Board refreshed its committee charters to more fully integrate technology considerations into the Company's governance framework, including oversight of AI-related investments, risks, resource allocation and talent strategy. See "AI governance and oversight" on **page 36**.

The Board is expected to re-assess committee composition after the appointment of any new directors, including appointment of any candidate identified as part of the process described on **page 13**.

Governance enhancements driven by Board self-assessment

In 2025, following feedback received through the Board's 2024 self-assessment, the Board also updated the Company's Corporate Governance Guidelines to further enhance Board and committee effectiveness, promote appropriate refreshment and maintain a balanced mix of continuity, experience and diverse perspectives in support of long-term shareholder interests. These updates included adding committee chair tenure as a factor for consideration in making committee assignment recommendations. The Governance Committee will consider rotating a committee chair after five consecutive years, with flexibility to extend a chair's service where circumstances warrant. Beginning in 2026, the Governance Committee, in consultation with the Chair of the Board and the chairs of the other committees, began a measured refreshment of committee memberships. In February 2026, the Board approved changes to committee composition, including removing Mr. Rohleder from the Audit Committee, removing Ms. Deskus from the Compensation Committee, removing Mr. Mackay from the Governance Committee and moving Mr. Patsalos-Fox from the Compensation Committee to the Governance Committee. These actions are intended to promote efficient Board and committee operations, balance director workloads, and maintain appropriately sized committees that enable focused deliberation and effective oversight.

Audit Committee

Meetings in 2025: **11**
Average 2025 attendance of directors: **100%**

6 members
Directors: **Wijnberg** (chair), **Branderiz, Deskus, Dineen, Mackay, Jr., Velli**

Key responsibilities and areas of risk oversight

- Financial statements and publicly reported financial information
- Internal controls over financial reporting
- Company's independent registered public accounting firm, including appointment, qualifications, independence and performance
- Internal audit
- Ethics and compliance
- Enterprise risk management program
- Security (including cybersecurity), data privacy and other technology-related operational risks
- Enterprise resource planning and management
- Tax planning and strategy
- Treasury matters, including hedging strategies
- Third party risks
- Business continuity management

Recent activities and key focus areas

- Reviewing and approving the 2025 financial statements and disclosure enhancements
- Reviewing and selecting the independent auditor for the year ending December 31, 2026
- Overseeing the internal audit department's annual audit plan and budget
- Overseeing the Company's continued IT and security modernization agenda
- Overseeing material litigation and potential litigation
- Overseeing compliance with legal and regulatory requirements, as well as the Company's code of ethics
- Overseeing cybersecurity risk management processes and programs

Audit Committee financial experts and financial literacy

Mr. Branderiz, Mr. Mackay and Ms. Wijnberg are "audit committee financial experts" (per SEC rules), and all members of the committee can "read and understand fundamental financial statements" (per Nasdaq rules).

Board and Audit Committee oversight of cybersecurity

Effective management of cybersecurity risk is critical to our strategy, operations and reputation. Cyber threats continue to evolve in frequency, sophistication and impact across industries, and our oversight framework is designed to provide robust governance, accountability and timely escalation and response.

The Board has overall oversight responsibility for the Company's risk management. The Audit Committee assists the Board with respect to the review and evaluation of the Company's management and mitigation of security—including cybersecurity—risks. In fulfilling these responsibilities, the Audit Committee:

- Reviews with management the adequacy and effectiveness of our information technology security risk governance and internal controls related to cybersecurity, including the assessment of risks and threats to our systems and data and the steps taken to monitor, mitigate and remediate such risks;

- Receives quarterly cybersecurity briefings from the Chief Security Officer ("CSO") and the Chief Information Officer, including updates on program maturity and rating, significant initiatives and modernization efforts, threat intelligence, incident metrics, relevant internal audit findings and the threat environment;

- Periodically reviews the results of internal audit activities, observations and relationship management action plans and remediation efforts; and

- Reports regularly to the full Board on matters discussed at its meetings.

Our corporate security program, including cyber risk assessment, is led by the CSO, who has enterprise-wide responsibility for information security strategy, policy, standards and operations. The CSO reports to the Company's Chief Legal Officer and regularly meets with the Audit Committee.

The Board and its committees continue to evaluate our cybersecurity risk posture and governance practices to address the dynamic threat environment and the expectations of our customers, regulators and shareholders. For additional information on the Company's cybersecurity risk management, strategy and governance, refer to Item IC. Cybersecurity in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Annual Report").

Compensation and Human Capital Committee

Meetings in 2025: **5**
Average 2025 attendance of directors: **98%**

6 members
Directors: **Mackay, Jr.** (chair)**, Abdalla, Bali, Branderiz, Silvent, Velli**

Key responsibilities and areas of risk oversight

- Evaluation and compensation of the CEO and other executive officers
- Director compensation recommendations to the Board
- Performance-based compensation arrangements, including whether compensation is appropriately aligned with achievement of the Company's strategic priorities
- Equity-based compensation plans
- Employment and severance agreements and other arrangements with executive officers
- General talent engagement
- Assessment of shareholder "say-on-pay" and "say-on-frequency" votes
- Stock ownership guidelines
- Clawback policies

Recent activities and key focus areas

- Reviewing and overseeing the Company's talent engagement efforts (see **page 39**), including management's efforts to develop a workplace culture that attracts, motivates and retains talented people
- Developing the design features for the 2025 executive compensation program as described on **pages 54** to **55**, as well as the 2026 outperformance PSUs as described on **page 61**
- Reviewing and approving policies concerning perquisites and personal benefits for executives
- Monitoring compliance with the Company's stock ownership guidelines

Compensation Committee delegation of authority

The Compensation Committee may form and delegate authority to one more subcommittees as it deems appropriate from time to time.

Finance and Strategy Committee

Meetings in 2025: **6**
Average 2025 attendance of directors: **97%**

6 members
Directors: **Dineen** (chair)**, Deskus, Patsalos-Fox, Rohleder, Schot, Wijnberg**

Key responsibilities and areas of risk oversight

- Assisting the Board with respect to corporate plans, strategies and objectives, including innovation strategies related to emerging technologies (including gen AI), market and industry trends and allocation of funds for major expenditures
- Capital structure and allocation
- Dividend policies and stock repurchase programs
- Growth and scalability of corporate processes and systems
- Assisting the Board with respect to M&A strategy and execution
- Investor relations

Recent activities and key focus areas

- Large deal performance and execution
- Overseeing the capital structure and allocation program, with approximately $2.0 billion in share repurchases and dividends in 2025 **(see page 5)**
- Overseeing the deployment or potential deployment of capital for acquisitions aligned with our strategic priorities **(see page 4)**
- Real estate strategy, including overseeing management's plan for rationalizing the Company's global real estate footprint and expansion into tier II cities
- The impact of AI on Company strategy and financial planning, including pricing and operating margins

Governance and Sustainability Committee

Meetings in 2025: **6**
Average 2025 attendance of directors: **100%**

5 members
Directors: **Abdalla** (chair)**, Bali, Patsalos-Fox, Rohleder, Schot**

Key responsibilities and areas of risk oversight

- Nominations to the Board and Board committees, including evaluation of any shareholder nominees
- Director independence recommendations to the Board
- Annual Board self-evaluation process
- Macro environment and geo-political risks, including immigration law changes and future mandatory sustainability disclosures
- Legal and regulatory risks not otherwise allocated to another committee of the Board
- Reviewing corporate governance structure and practices, including the Company's corporate governance guidelines
- Public affairs and public policy initiatives
- Matters relating to climate change, environmental protection and sustainability, employee health and safety and corporate social responsibility programs
- Director time commitments and tenure considerations

Recent activities and key focus areas

- Overseeing the Board's 2025 self-evaluation process (see **page 14**)
- Implementing changes based on feedback from the 2024 self-evaluation process, including adding a director age limit to the Company's Corporate Governance Guidelines
- Reviewing potential changes in immigration laws and regulations as they relate to global professional services organizations like ours
- Reviewing and approving the 2025 political spend report (only committee members who are U.S. citizens)
- Overseeing the Company's sustainability program and material sustainability-related public disclosures
- Overseeing the Company's roadmap and efforts towards reducing greenhouse gas emissions (see **page 40**) and mitigating physical climate risk

---

AI governance and oversight

Board oversight of AI

Our Board understands that AI presents both strategic opportunities and risks across our business. The Board provides active oversight of the Company's AI strategy, governance and risk management through a combination of full Board review and delegated committee responsibilities. This oversight is designed to facilitate the responsible development, deployment and use of AI in a manner that advances our strategy, sustains trust with our clients and other stakeholders and complies with evolving legal and regulatory requirements.

Full Board oversight
The full Board maintains direct oversight of AI strategy. Throughout the year, the Board regularly receives updates on AI-related progress at the Company, including management's AI roadmap, investments in AI, operating model and service delivery implications and skilling initiatives. The Board also receives periodic briefings from representatives of the Company's AI Governance Committee (discussed below) on the AI risk landscape, including major developments under, and the Company's responsible AI standards' alignment with, key AI standards and regulations, including the EU AI Act, the NIST AI Risk Management Framework and the OECD AI Principles.

Committee-level oversight
To support focused, experienced oversight, the Board has allocated specific aspects of AI risk and opportunity to its committees:

- **Audit Committee.** The Audit Committee oversees the Company's ERM program and assists the Board with review and evaluation of the Company's security and technology-related operational risks. The Audit Committee receives periodic assessments from management on AI-related controls, including the use of AI tools in assurance activities and to improve security-related productivity and effectiveness within the Company, and reviews management's remediation of findings.
- **Finance Committee.** The Finance Committee assists the Board in developing the Company's major strategies and objectives, including innovation strategies related to emerging technologies. The Finance Committee has received updates on the impact of AI on the pricing models and productivity in IT service delivery, as well as new revenue opportunities from providing AI services.

- **Compensation Committee.** The Compensation Committee oversees executive officer compensation and whether such compensation is appropriately aligned with successful achievement of the Company's strategic priorities, including in the area of AI. Beginning with the Company's 2024 annual cash incentive program, the Compensation Committee approved the inclusion of a strategic initiative focused on innovation, which looked at the number of Bluebolt and gen AI ideas generated and implemented. For 2025, this innovation strategic initiative was refined to further focus on gen AI innovation, including productivity improvements generated through use of gen AI.

Committee chairs regularly report to the full Board following committee meetings, helping to facilitate a comprehensive and coordinated approach to AI oversight.

Management's role in AI governance

Management oversees day-to-day AI deployment and risk management under a framework that emphasizes the following characteristics.

The TRUST framework for responsible AI

The Company's responsible AI program is organized around the TRUST framework—five principles-based standards that govern how the Company develops, deploys, and monitors AI systems, both internally and in client engagements:

	Principle	Description
T	Transparent	Explainable AI decisions; clear disclosure of AI use in client-facing and internal systems
R	Responsible	Accountable development and deployment aligned with our code of ethics and global standards
U	Unbiased	Fairness and non-discrimination across AI system design, training data, and outputs
S	Secure	Robust data protection, adversarial risk management, and third-party AI supply chain controls
T	Trustworthy	Reliable, auditable systems with human oversight and defined escalation mechanisms

Cross-functional oversight

The TRUST framework was created by the Company's Responsible AI Office, led by our Chief Responsible AI Officer. The Responsible AI Office operationalizes the TRUST framework principles, implements the Company's responsible AI standards and provides mechanisms for ongoing monitoring and risk assessment. The Company has also established an AI Governance Committee, a cross-functional body with representatives from departments spanning technology, legal, compliance, client delivery, data privacy and human resources, which meets quarterly and provides support and guidance for implementation and governance of AI across the enterprise. The Company received accredited ISO/IEC 42001:2023 certification for our AI management system, providing an independently verified baseline for the Company's governance practices and underscoring the Company's commitment to responsible AI development and deployment.

Vendor and client ecosystem governance

Given that the Company's business includes designing, building and operating AI-enabled solutions in client environments, the Company's responsible AI governance extends beyond its internal operations to encompass its wider ecosystem:

- **Vendor and third-party AI governance.** The Company applies a third-party AI risk management process to vendors and sub-processors contracted by the Company whose AI systems are material to client delivery. This includes AI-specific due diligence at onboarding, contractual responsible AI requirements, and periodic reassessment for high-risk engagements via its AI risk assessment program.
- **Client engagement governance.** The Company applies the TRUST framework to AI solutions developed and deployed for clients, including risk classification of use cases, disclosure of AI use to client stakeholders where appropriate and contractual alignment on responsible AI standards. The Company assists clients in implementing their own responsible AI compliance programs where requested.

Continued improvement

AI technologies, risks and regulations continue to evolve. Management seeks to continuously improve the Company's AI governance and controls; to enhance technical and organizational safeguards; and to adapt training and oversight to reflect new standards, regulatory guidance and best practices. The Board expects to continue to regularly review oversight structures to maintain effective, transparent and responsive governance over the opportunities and risks posed by AI.

Management

Management is responsible for the day-to-day management of the Company, including its business, strategy execution and risk management. As part of the oversight and risk management responsibilities required under the charters of the Board's respective committees, management provides regular updates to the Board and its committees.

Board engagement activities

Shareholder engagement

Our Board values the input of our shareholders. It receives regular updates on shareholder communications and is directly involved in responding to such communications where appropriate. It also undertakes a formal governance-focused engagement process where select directors meet directly with a number of our large shareholders to solicit the input of shareholders on a proactive basis. We consider the valuable feedback and perspectives of our shareholders, which helps inform our decisions and our strategy, when appropriate. A number of our directors, including the Chair of the Board, attended our March 2025 Investor Day, and in late 2025, we held our formal engagement discussions with our large shareholders where topics mostly focused on the Company's progress in areas including our AI strategy and responsible AI standards, human capital, executive compensation, data security and privacy and other governance topics.

Q4 2025 formal engagement

OUTREACH TO
(AND MEETINGS WITH)

46%
of shares outstanding
(from **12** of our **Top 30** holders)

Attendance



Steve Rohleder
Board Chair



Leo S. Mackay, Jr.
Compensation
Committee Chair



Sandra Wijnberg
Audit Committee
Chair



Archana Deskus
Member of the Audit
and Finance
Committees [1]

Mr. Rohleder, Mr. Mackay, Ms. Wijnberg and Ms. Deskus participated in the engagement process and meetings with shareholders, supported by representatives from the Company's legal and investor relations functions.

Shareholder proposals at annual meetings

The Board reviews and considers any shareholder proposals submitted for consideration at the annual meeting. The Board also evaluates the voting results from the annual meeting, including with respect to shareholder proposals.

2026 Proposal, if properly presented at the meeting

For the 2026 annual meeting, we received one shareholder proposal. See **page 88** for the proposal and the Board's statement of opposition explaining why it has recommended that shareholders vote against the proposal.



X

**Recommend
Vote Against**

Employee engagement and global delivery operations review

Travel to India

Typically, our Board travels to India, where more than 70% of our employees and the core of our global delivery operations are located, every other year. Over the course of a week, directors meet with employees in a variety of forums, tour a number of our global delivery centers and engage in a review of our operations in India. The Board's most recent visit to India was in February 2025.

1-on-1 meetings

At our quarterly Board meetings, our directors typically engage in 1-on-1 meetings with members of management and high-performing employees. When possible, these meetings are held in-person rather than virtually.

---

(1) Ms. Deskus was also a member of the Compensation Committee at the time of the shareholder meetings.

Sustainable outcomes

We recognize that our business operates within a larger context, including communities and the physical world, necessitating a broad view of how our business affects people's lives economically, environmentally and socially and how social and environmental considerations impact our business. We strive to embed sustainability considerations into our thinking, decisions and actions while delivering value to our shareholders.

Supporting our people

Talent development

As a professional services company, our continued success depends on our ability to attract, develop and retain top talent. The Board and management are actively involved in overseeing our talent management and development, as shown below, as an integral part of their oversight of our business and strategy. Our focus on talent management and development stretches from the Board level to our approximately 351,600 associates (as of December 31, 2025) through programs, overseen by management and reported to the Board and its committees, that are designed to identify, train and grow future leaders. Our Board's oversight activities in this area include the following:

Board	Management
Executive officers	
• Compensation Committee oversees the evaluation process for executive officers • Board oversees CEO and senior executive succession planning (see below for additional information)	• CEO and Chief People Officer ("CPO"), as appropriate, participate in and assist the Compensation Committee and the Board in executive officer evaluations
Senior leadership	
• Board oversees management's strategies for and progress in building a robust leadership pipeline, including hiring, development and movement of senior talent • Board periodically reviews the pipeline of potential internal successors to the members of the Executive Committee	• Executive Committee (consisting of our CEO and certain direct reports) meets monthly, reviews leadership at the VP level and higher and oversees global leadership development strategies and approach for managing senior talent • Fast-track development for high-performing and high-potential leadership talent through personalized assessments, executive coaching and executive education programs
Leadership pipeline and professionals	
• Compensation Committee oversees the Company's general talent engagement (including retention, development and training) • Board oversees the Company's management development • Board monitors employee attrition prevalent in our industry, including with respect to high performing associates, and related mitigation efforts	• Executive Committee includes talent management and development as an agenda item at periodic meetings, including deep dives on senior leadership talent, voluntary and involuntary attrition, areas of talent for investment, performance management and meritocracy and driving high performance teams • Annual global talent review of our leadership pipeline, plus a wide range of leadership development opportunities, with targeted investments for our director level and above leaders

Leadership and technical skilling

From campus hire training to providing capability assurance programs for professional practitioners, our learning ecosystem is designed to fuel growth at all levels, equipping associates with the knowledge needed to stay ahead of technology trends and excel in their current and future roles. This includes robust onboarding and assimilation programs, progressive curricula that builds functional, technical and domain knowledge at various career stages, targeted leadership development initiatives, assessments, coaching, partnerships with leading universities and more.

CEO and senior executive succession planning

As part of the Company's long-term strategic planning and talent management framework, the Board is actively engaged in CEO succession planning to support leadership continuity and alignment with the Company's evolving business strategy and long-term priorities. This oversight includes an annual review of both long-term and emergency succession plans, as well as regular updates on leadership development initiatives and succession readiness across the senior management team. The Board has regular opportunities to engage with high-potential executives across the Company, including through one-on-one meetings and participation in Board and committee presentations, which provide directors with direct exposure to a broader group of potential successors as part of its ongoing oversight. Management is responsible for executing the Company's long-term succession planning strategy, which is designed to maintain a pipeline of qualified leaders aligned with the business strategy. As part of this process, potential successors are identified, assessed and supported by targeted development plans to enhance leadership readiness over time.

Employee wellbeing

We are committed to a culture of wellbeing, enabling care for our associates and their families through multiple stages of life. Cognizant's comprehensive wellbeing program, designed to increase access and awareness, includes: flexible work arrangements, financial wellbeing resources, mental health and resilience offerings including counseling, mindfulness and relationship support, health benefits supporting both preventative and critical care, and life-work balance services. Associate engagement in wellbeing is encouraged through manager training, wellbeing champions, mental health allies and executive sponsorship.

Workplace culture

Guided by our core values - Work as One, Raise the Bar, Dare to Innovate, Do the Right Thing, and Own It - we strive to foster a culture that is highly innovative, collaborative, inclusive and ethical. This strengthens engagement, performance and our overall ability to meet our clients' needs.

Our efforts are led regionally and tailored to local dynamics. Specifically, we are focused on:

- Availing ourselves of broad talent pools
- Creating a collaborative and innovative environment where all employees are comfortable sharing their point of view
- Encouraging innovation at all levels through associate programs, such as Cognizant Bluebolt and Vibe Coding Week
- Giving all associates opportunity and access to career and learning programs to support their success
- Providing comprehensive training for people managers to create thriving, high-performing teams
- Offering employee-run affinity groups based on their interests

Our comprehensive efforts focused on workplace culture and experience have led Cognizant to be recognized as a top employer by leading organizations based on the experiences and real feedback of our people. In 2025, this included: Forbes World's Best Employers, Time's World's Best Companies, Newsweek's America's Greatest Workplaces, Fortune's America's Most Innovative Companies and Ethisphere's World's Most Ethical Companies, among others.

Running a business with sustainable value

Board and management oversight

Running a business in accordance with our stated ethics and company values starts with our Board and management setting a cultural "tone at the top." Our Board takes an active role in the oversight of our social and sustainability initiatives, ethics and compliance and risk management and how all these elements interact to impact our business. Our management promotes and monitors implementation of such initiatives and provides regular progress reports to the Board.

Environmental impact and sustainable business

Our Governance Committee is responsible for overseeing our sustainability program. We have continued to pursue platforms to enhance our sustainability program to, among other things, set a greenhouse gas emissions reduction goal and provide more relevant sustainability disclosures to our shareholders. Annually, we publish our sustainability report incorporating what we consider to be the most relevant elements of key sustainability reporting frameworks, including the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board standards (SASB) and Task Force on Climate-related Financial Disclosures (TCFD) recommendations. We outlined the Company's approach to integrating sustainability considerations into our business strategy while navigating an ever-changing world, including addressing our investment in and perspective on skilling for the jobs of the future, employee wellbeing, efforts to educate suppliers on emissions reducing actions and physical climate risk. Learn more about our sustainability platform at https://www.cognizant.com/us/en/about-cognizant/sustainability-corporate-citizenship.

In 2021, the Company announced a net zero emissions reduction goal and laid out a roadmap that seeks to reduce absolute emissions by 50 percent from the Company's global operations and supply chain by 2030, and by 90 percent by 2040 with plans to offset any remaining, unavoidable emissions, in both the 2030 and 2040 goals, by using credibly certified carbon offsets. We continue to make progress on our 2030 and 2040 GHG emissions targets.

We believe third-party validation is a hallmark for the legitimacy of a company's focus on an emissions reduction goal. Cognizant is currently utilizing the Science Based Targets Initiative (SBTi) as the outside reviewer of our goal and our near-term and long-term targets have both been validated by SBTi.

Ethics and compliance

Our commitment to clients, associates, investors and communities is to act with integrity at all times. These values guide everything we do — the way we serve our clients and the work we do to help them build better businesses. We believe it is critical to maintain the highest ethical standards. In both 2025 and 2026, Cognizant received the World's Most Ethical Companies® recognition from Ethisphere.

Our code of ethics applies to all of our directors, officers and employees and is available on our website. See "Helpful resources" on **page 100**. In 2025, the Ethics and Compliance team undertook a refresh of the Company's code of ethics, which was previously updated in 2020. Updates were made to reflect Company, cultural and market changes, including expanded guidance on AI, social media, international trade and information security, and to apply program learnings from the past five years. We post on our website disclosures that are required by law or Nasdaq rules concerning certain amendments to, or waivers granted to our executive officers and directors of, provisions of our code of ethics within four business days of such amendment or waiver. In order to foster a culture of ethics and compliance, we conduct annual trainings for associates on regulatory compliance topics such as global data privacy, anti-bribery and the prevention of discrimination and harassment. We also make a compliance hotline available to our employees. The hotline is serviced by a third-party provider and is accessible by phone or online at any time—24 hours a day, 7 days a week. This allows for any compliance concerns to be reported promptly so that they can be addressed in a timely and appropriate manner.

Insider trading policy

We have adopted insider trading policies and procedures governing the purchase, sale and other transactions in Company securities by the Company's directors, officers, and employees, and other covered persons, as well as the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards.

Cognizant Outreach and employee engagement

Our volunteering program, known as Outreach, focuses on sharing our time, talents and technology to improve our communities. We believe providing our associates with volunteer opportunities and encouraging volunteerism is an important part of our Company's culture as well as the value proposition of working at Cognizant. Our approach to Outreach not only improves our NGO partners' abilities to operate but also has the added benefit of improving our brand reputation globally. In 2025, our employees supported a variety of efforts including technical skills development, education, health and wellness, community development, and entrepreneurship.

Our Synapse Initiative

In late 2023, Cognizant launched the Synapse Initiative aimed at empowering more than one million individuals with cutting-edge technology skills for the digital age. Synapse reached this goal in December 2025, and Cognizant announced a new goal to upskill a total of two million individuals by the end of 2030 through the Synapse Initiative.

Together with governments, academic institutions, businesses and other strategic partners, Cognizant's Synapse Initiative helps reduce barriers to workforce readiness in the AI era.

Investing in our communities through strategic philanthropy

Through its philanthropic endeavors, Cognizant (including through its donor advised funds) supports non-profit organizations whose work aligns with (and is often part of) Synapse, offers disaster relief for our communities and other initiatives that advance community wellbeing across the globe. Learn more about our work to support communities around the globe at https://www.cognizant.com/us/en/about-cognizant/sustainability-corporate-citizenship.

India philanthropy

The Cognizant Foundation India (the "Foundation") helps Cognizant to channel its corporate social responsibility efforts in India. The Foundation is building a sustainable ecosystem at the intersections of inclusion, technology and collaboration. It is committed to elevating communities towards a brighter tomorrow by enabling participation and access to resources and opportunities for the marginalized sections of society across India.

In 2025, the Foundation supported over 70 projects with 37 partner organizations reaching beneficiaries throughout India. The Foundation aims to strengthen access to healthcare, education, and skilling across an individual's life journey, with a strong focus on persons with disabilities and children, especially at the last mile. The work is broadly categorized under Health4All and Future4All.

Health4All – enhancing accessibility to quality healthcare. Promote societal inclusion by bringing quality healthcare within reach of the underserved across India. The Foundation supports three programs under this program theme to reach those in need, quickly and effectively:

- **Sight4All** - Enabling lives through timely eye care
- **Care4All** - Advancing care for mother and child
- **Support4All** - Improving care for the underserved

Future4All – creating a better tomorrow through education and skilling. Enable access to quality education and skilling for underserved communities. The Foundation supports three programs under this program theme to help these communities acquire knowledge and skills that are relevant in the modern world:

- **STEAM4All** - Enabling 21st–century learning
- **Excellence4All** - Nurturing aspirations through higher learning
- **Tech4All** - Inclusive growth, powered by technology

Share ownership

Common stock and total stock-based holdings table

The following tables set forth the Cognizant stock-based holdings of our directors, named executive officers for fiscal 2025 ("NEOs"), and directors and executive officers as a group. The table below also sets forth the stock-based holdings of beneficial owners of more than 5% of our common stock as indicated below, based on information as of April 6, 2026. The address for the individuals below is our address.

Each of our directors and NEOs owns less than 1% of the total outstanding shares of our common stock. The current directors and executive officers as a group do not own more than 1% of the total outstanding shares.

| | Common Stock | | | | Deferred | |
Independent Directors	Direct Holdings	Awards Vesting	Indirect Holdings	Unvested Awards	RSUs and DSUs	Total
Zein Abdalla	22,531	2,901	—	—	—	25,432
Vinita Bali	17,538	2,901	—	—	—	20,439
Eric Branderiz	—	—	45	—	11,042	11,087
Archana Deskus	17,601	2,901	—	—	—	20,502
John M. Dineen	1,827	—	—	—	30,283	32,110
Leo S. Mackay, Jr.	29,982	—	—	—	11,059	41,041
Michael Patsalos-Fox	29,729	2,901	6,775	—	5,811	45,216
Steve Rohleder	—	—	—	—	32,752	32,752
Bram Schot	11,733	2,901	—	—	—	14,634
Karima Silvent	2,837	2,901	—	—	—	5,738
Joseph M. Velli	26,800	2,901	—	—	—	29,701
Sandra S. Wijnberg	—	—	—	—	27,746	27,746
Total	**160,578**	**20,307**	**6,820**	**—**	**118,693**	**306,398**

| | Common Stock | | | | Deferred | |
Named Executive Officers	Direct Holdings	Awards Vesting	Indirect Holdings	Unvested Awards	RSUs and DSUs	Total
Ravi Kumar S	113,011	15,092	—	647,130	—	775,233
Jatin Dalal	54,026	6,448	—	183,445	—	243,919
Surya Gummadi	33,585	5,222	—	150,733	—	189,540
John Kim	40,122	4,400	—	131,588	—	176,110
Balu Ganesh Ayyar	109,268	2,056	—	73,392	—	184,716
Total	**350,012**	**33,218**	**—**	**1,186,288**	**—**	**1,569,518**

| | Common Stock | | | | Deferred | |
Current Directors and Executive Officers	Stock	Awards Vesting	Indirect Holdings	Unvested Awards	RSUs and DSUs	Total
As a group (20 people)	541,662	56,821	6,820	1,302,735	118,693	**2,026,731**

Common Stock. These columns show beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, each person included in the table has sole voting and investment power over the shares reported. None of the shares is pledged as security by the named person, although standard brokerage accounts may include non-negotiable provisions regarding set-offs or similar rights.

The **Awards Vesting** column includes gross shares underlying RSUs that will vest within 60 days of April 6, 2026 (except, in the case of directors, for such RSUs with respect to which the settlement has been deferred). This also includes additional RSUs (which may include fractional units, which have been rounded down to the nearest whole share) granted to non-employee directors in lieu of dividend equivalents beginning in the fourth quarter of 2023.

The **Indirect Holdings** column includes shares of common stock over which there is shared voting and investment power by each of Mr. Branderiz and Mr. Patsalos-Fox through family trusts or other accounts.

The **Unvested Awards** column shows non-voting interests that are not convertible into shares of Cognizant common stock within 60 days of April 6, 2026, including, as appropriate, PSUs and RSUs (which may include fractional units, which have been rounded down to the nearest whole share).

The **Deferred RSUs and DSUs** column includes RSUs with respect to which settlement has been deferred. For Mr. Rohleder and Ms. Wijnberg, this also includes deferred stock units representing shares received in lieu of their respective cash Board and committee retainers ("DSUs"). This also includes additional deferred RSUs and DSUs (which may include fractional units, which have been rounded down to the nearest whole share) granted to non-employee directors in lieu of dividend equivalents beginning in the fourth quarter of 2023.

Current Directors and Executive Officers as a Group. This table includes shares of our current directors and executive officers as of the date of this proxy statement.

5% Beneficial Owners*

This table shows shares beneficially owned by BlackRock, Inc. and affiliated entities, 50 Hudson Yards, New York, NY 10001 and State Street Corporation, One Congress Street, Suite 1, Boston MA 02114, as follows:

5% Beneficial Owners	Common Stock	% Outstanding	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
BlackRock, Inc.	42,418,452	9.0%	38,287,105	—	42,418,452	—
State Street Corporation	24,989,996	5.3%	—	15,614,515	—	24,985,816

The information in this table is based solely on a Schedule 13G/A filed by BlackRock with the SEC on April 24, 2025 and a Schedule 13G filed by State Street with the SEC on October 17, 2024.

* On March 26, 2026, The Vanguard Group reported that due to an internal realignment, it no longer has, or is deemed to have, beneficial ownership over Company securities beneficially owned by various subsidiaries and/or business divisions. The Vanguard Group also reported that certain subsidiaries or business divisions that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group will report beneficial ownership separately (on a disaggregated basis).

Delinquent Section 16(a) reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires our directors, executive officers and any holders of more than 10% of our voting stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock or other equity securities. Based on a review of those forms provided to us and any written representations, we believe that during the year ended December 31, 2025, our directors, executive officers and holders of more than 10% of our voting stock filed the required reports on a timely basis under Section 16(a), except for a Form 4 for John Kim related to one transaction, which was filed on November 3, 2025, one business day after the filing deadline, due to an administrative oversight.

Related person transactions

Under the Audit Committee's charter, the committee is responsible for reviewing and approving all transactions between the Company and any related person that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. Related persons include our nominees, directors and executive officers, certain of our shareholders and immediate family members of the foregoing. The Company's legal staff is responsible for monitoring and obtaining information from our directors and executive officers with respect to potential related person transactions, and for then determining, based on the facts and circumstances, whether the related person has a direct or indirect material interest in any transaction with us. Each year, to help our legal staff identify related person transactions, we require each of our directors, director nominees and executive officers to complete a disclosure questionnaire identifying any transactions with the Company in which the director or officer or their family members have an interest. In addition, our code of ethics requires all directors, officers and employees who may have a potential or apparent conflict of interest to, in the case of employees, notify our Chief Compliance Officer, or, in the case of directors and executive officers, notify our Chief Legal Officer. There have been no transactions that require disclosure with any related person since January 1, 2025.

For a description of shareholder derivative lawsuits involving certain current and former executives and directors, refer to Note 14 to the Company's consolidated financial statements in its 2025 Annual Report.

Director compensation

Discussion and analysis

We use cash and stock-based compensation to attract and retain qualified individuals to serve on the Board. We set compensation for our non-employee directors taking into account the time commitment and experience level expected of our directors. A director who is an employee of the Company receives no cash or stock-based compensation for serving as a director.

2025 Non-employee director compensation structure

Annual Cash Retainer for serving on the Board		$100,000
Additional Annual Cash Retainers		
For serving as Chair of the Board		$150,000
For serving as a Member or Chair of a Board Committee	**Committee Member**	**Committee Chair**
Audit Committee	$20,000	$35,000
Compensation and Human Capital Committee	$15,000	$30,000
Finance and Strategy Committee	$15,000	$25,000
Governance and Sustainability Committee	$12,500	$25,000
Annual RSU Award	**Board Member**	**Board Chair**
	$230,000	$280,000

The annual RSU award is made on or as soon as practicable following the date of the annual meeting of shareholders with a grant date fair value as set out above. 100% of the RSUs vest on the one-year anniversary of the date of the award.

Retirement
Upon a director's retirement while in good standing, the Board's practice is to accelerate the vesting of such director's outstanding equity awards.

Advance payment and partial year service
For new members of the Board or of a committee or a new Chair of the Board or a committee, compensation in the initial year of service is prorated based on the length of service during the 12-month period following the Company's most recent annual meeting. All cash retainers are paid in advance on an annual basis following the annual meeting or other triggering event.

Stock elections in lieu of cash retainers
Non-employee directors may elect to have all or a portion of their cash retainers paid in fully vested common stock in lieu of cash.

Payment deferral elections
Annual RSU awards and common stock received in lieu of cash retainers may be eligible for payment deferral elections in accordance with applicable tax laws and, for annual RSU awards, the applicable Incentive Award Plan.

Reinvestment of dividend equivalents
Historically, dividend equivalents due to non-employee directors were credited in the form of cash or adjusted for applicable tax withholdings. In September 2023, the Board determined that dividend equivalent rights on outstanding and future RSUs (including DSUs and RSUs with deferred and non-deferred settlement) granted to current and future non-employee directors would be credited as additional RSUs subject to vesting and settlement upon the same terms as the RSUs to which they relate. These additional RSUs will themselves accrue future dividend equivalents.

Director compensation vs. peer group

For purposes of establishing 2025 non-employee director compensation, the Compensation Committee engaged Pay Governance, LLC ("Pay Governance"), an independent executive compensation advisory firm, to review all elements of director compensation, benchmark such compensation in relation to other comparable companies with which we compete for board talent and provide recommendations to ensure that our director compensation program remains competitive. Pay Governance benchmarked our director compensation against the same group of technology-related firms used by Pay Governance in preparing its recommendations to the Compensation Committee for executive officers for 2025. See "Peer group review" **on page 52**.

The Compensation Committee considered the benchmarking data and recommendations of Pay Governance in recommending to the Board the cash and stock-based compensation of non-employee directors that became effective following the 2025 annual meeting. Based on the 2025 analysis, the Board approved an increase to (a) the annual cash retainer for the (i) chair of the Compensation Committee from $25,000 to $30,000 and (ii) chairs of the Finance Committee and the Governance Committee from $22,500 to $25,000 and (b) the annual RSU award by $10,000, from $220,000 to $230,000 for Board members and from $270,000 to $280,000 for the Chair of the Board.

Director stock ownership guidelines

Under our stock ownership guidelines, each non-employee director is required over time to hold a number of shares (including shares underlying deferred stock units and restricted stock units) with a value equal to five times the annual cash retainer received by non-employee directors at the time they joined the Board (i.e., $500,000 in shares of common stock for non-employee directors who joined the Board after June 7, 2022). Compliance with the guidelines is required within five years of a director joining the Board. As of April 6, 2026, all of our directors who joined the Board prior to January 1, 2024 had satisfied the requirement under our stock ownership guidelines and the remaining director is on track to do so within the required time period.

5x

annual cash retainer

No hedging, short sales, margin accounts or pledging

All directors are subject to the same Company insider trading policies that apply to employees, which provide for:

- ✖ No hedging or speculation with respect to Cognizant securities
- ✖ No short sales of Cognizant securities
- ✖ No margin accounts with Cognizant securities
- ✖ No pledging of Cognizant securities

See "Hedging, short sale, margin account and pledging prohibitions" on **page 69** for additional information on these restrictions.

Deferral of restricted stock units

In late 2024, non-employee directors were provided an option to elect to defer settlement of RSUs that would be granted in 2025. The following table sets forth for 2025 the two deferral options available and the directors that elected such deferral options.

	RSUs Deferred Until Earliest to Occur of		
	Company Change in Control or Director's Death or Permanent Disability	**Director Leaves the Board**	**Directors Electing Option**
Option 1	Immediate settlement	100% settles on next July 1st	Branderiz, Mackay, Rohleder, Wijnberg
Option 2	Immediate settlement	1/3rd settles on each of next three July 1st	Dineen

Director compensation table

The following table sets forth certain information regarding the compensation of each of our non-employee directors who served during 2025. The table also sets forth the aggregate number of RSUs held by each such non-employee director on December 31, 2025.

Name	2025 Director Compensation			Aggregate Number of Stock Awards Outstanding
	Fees Earned or Paid in Cash	Stock Awards	Total	
Zein Abdalla	$ 140,000	$ 229,956	$ 369,956	2,886.95
Vinita Bali	$ 127,500	$ 229,956	$ 357,456	2,886.95
Eric Branderiz	$ 135,000	$ 229,956	$ 364,956	10,987.01
Archana Deskus	$ 150,000	$ 229,956	$ 379,956	2,886.95
John M. Dineen	$ 145,000	$ 229,956	$ 374,956	30,130.27
Leo S. Mackay, Jr.	$ 162,500	$ 229,956	$ 392,456	11,003.59
Michael Patsalos-Fox	$ 130,000	$ 229,956	$ 359,956	8,668.90
Steve Rohleder	$ 297,500	$ 279,996	$ 577,496	32,587.45
Bram Schot	$ 127,500	$ 229,956	$ 357,456	2,886.95
Karima Silvent	$ 115,000	$ 229,956	$ 344,956	2,886.95
Joseph M. Velli	$ 135,000	$ 229,956	$ 364,956	2,886.95
Sandra S. Wijnberg	$ 150,000	$ 229,956	$ 379,956	27,606.23

Fees Earned or Paid in Cash. Mr. Rohleder elected to receive DSUs in lieu of his 2025 Board and committee cash fees, resulting in a grant of 3,703 DSUs with a grant date fair value of $80.32 per share on June 3, 2025. Mr. Mackay elected to receive 30% of his annual cash retainer in the form of fully vested shares of common stock in lieu of cash, resulting in a grant of 606 shares with a grant date fair value of $80.32 per share on June 3, 2025.

The **Stock Awards** column represents the aggregate grant date fair value of RSUs granted in the 2025 fiscal year under the Company's 2023 Incentive Award Plan (the "2023 Plan"), determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. All directors listed except Mr. Rohleder received an award of 2,863 RSUs with a grant date fair value of $80.32 per share on June 3, 2025. As Chair of the Board, Mr. Rohleder received an award of 3,486 RSUs with a grant date fair value of $80.32 per share on June 3, 2025. The reported dollar amounts do not take into account any estimated forfeitures related to continued service vesting requirements. For information regarding assumptions underlying the valuation of equity awards, see "Stock-Based Compensation" under Note 1 to the Consolidated Financial Statements in our 2025 Annual Report.

The **Aggregate Number of Stock Awards Outstanding** column includes the RSUs granted in 2025 which remained unvested as of December 31, 2025, including those with respect to which the settlement has been deferred for some directors, as set forth in "Deferral of restricted stock units" above. The column also includes deferred vested RSUs and DSUs granted in 2025 and prior years held by Mr. Branderiz (7,856), Mr. Dineen (26,324), Mr. Mackay (7,872), Mr. Patsalos-Fox (5,578), Mr. Rohleder (28,255) and Ms. Wijnberg (23,889) to be settled following the director's termination of service on the Board in accordance with the previously elected deferral option. In addition, this column also includes the RSUs or DSUs received in lieu of dividend equivalents held by Mr. Abdalla (23.95), Ms. Bali (23.95), Mr. Branderiz (268.01), Ms. Deskus (23.95), Mr. Dineen (943.27), Mr. Mackay (268.59), Mr. Patsalos-Fox (227.90), Mr. Rohleder (846.45), Mr. Schot (23.95), Ms. Silvent (23.95), Mr. Velli (23.95) and Ms. Wijnberg (854.23) (see **page 45** for additional information).

Compensation (Say-on-pay)

Advisory vote to approve executive compensation (say-on-pay)

✓ The Board unanimously recommends a **vote FOR** the approval, on an advisory (**non-binding**) basis, of our executive compensation.

What are you voting on?

As required by Section 14A of the Exchange Act, we are asking shareholders to vote on an advisory basis to approve the compensation paid to our named executive officers, as described in this proxy statement. We currently hold annual say-on-pay votes and expect that our next say-on-pay vote after the 2026 annual meeting will occur at the 2027 annual meeting.

Resolution shareholders are being asked to approve

Resolved, that the shareholders of Cognizant Technology Solutions Corporation approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's definitive proxy statement for the 2026 annual meeting of shareholders.

Compensation discussion and analysis (CD&A)

This compensation discussion and analysis section describes the general objectives, principles and philosophy of the Company's executive compensation program, focused primarily on the compensation of our named executive officers for fiscal 2025 (the "NEOs").

2025 NEOs

For 2025, our NEOs include our CEO, Mr. Kumar, our CFO, Mr. Dalal, and each of our three other most highly compensated executive officers who were serving as executive officers at the end of the 2025 fiscal year.



Ravi Kumar
CEO



Jatin Dalal
CFO



Surya Gummadi
President - Americas



John Kim
Chief Legal Officer, Chief Administrative Officer and Corporate Secretary



Balu Ganesh Ayyar
President - Asia Pacific & Japan and Industry Solutions Group [1]

Key compensation program features

What we do

- ✓ Pay for performance, with high percentages of performance-based and long-term equity compensation. See **page 54**
- ✓ Use appropriate peer groups and market data when establishing compensation. See **page 52**
- ✓ Retain an independent external compensation consultant (Pay Governance). See **page 52**
- ✓ Set significant stock ownership requirements for executives. See **page 69**
- ✓ Maintain strong clawback policies that provide for recoupment of time-based and performance-based incentive compensation, including in the event of executive misconduct. See **page 70**
- ✓ Utilize "double trigger" change in control provisions in plans that only provide benefits upon qualified terminations in connection with a change in control. See **page 78**

What we don't do

- ✗ No dividends or dividend equivalents paid until equity awards have vested
- ✗ No hedging, speculation, short sales, margin accounts or pledging of Cognizant securities
- ✗ No tax "gross ups" on severance or other change in control benefits

---

(1) During 2025, Mr. Ayyar served as President - Intuitive Operations and Automation and Industry Solutions.

Compensation program objectives

The Compensation Committee designed the 2025 executive compensation program with the objectives and key features to meet those objectives as set out below.

The Compensation Committee believes that the design of the compensation program, including having the appropriate mix of compensation elements and performance metrics and targets, has a significant impact on driving Company performance.

1 Alignment with corporate strategies

Ensure compensation program incentives are aligned with our corporate strategies and business objectives

We set performance metrics for our performance-based compensation program that align with our strategic priorities and that we believe are aspirational but achievable. In 2025, the performance metrics included relative and absolute revenue growth (measured through revenue adjusted for currency fluctuations), profitability (measured through adjusted operating margin and adjusted diluted earnings per share ("EPS")) and total shareholder return relative to a peer group of companies ("relative TSR") (revenue, adjusted operating margin and adjusted EPS are further adjusted for acquisitions, as applicable; see **pages 54** to **59**).

Our strategic priorities:

 **Accelerate growth**

 **Amplify talent**

 **Scale innovation**

2 Short and long-term performance objectives

Tie a substantial portion of compensation to both short- and long-term performance objectives that enhance shareholder value

This applies to the CEO, CFO and other corporate executives. Executives overseeing business units have a portion of their metrics related to the performance of their specific business unit or integrated practice.

A substantial percentage of our NEO compensation is performance-based. The annual cash incentive ("ACI") measures performance over a one-year period and rewards are tied to short-term Company financial objectives. Performance stock units ("PSUs") measure multi-year performance and reward the achievement of long-term Company financial objectives, including relative TSR (see **pages 54** to **55**).

2025 ACI (Corporate)



10% Strategic initiatives
55% Constant currency revenue growth
35% Adjusted operating margin

2025-2027 PSUs



25% Relative TSR
50% Relative revenue growth
25% Adjusted diluted EPS

3 Long-term continued employment

Provide an incentive for long-term continued employment with our Company

A substantial percentage of our NEOs' target direct compensation consists of long-term equity: (i) restricted stock units ("RSUs"), which vest quarterly over a 3-year period, to reward continued service and long-term performance of our common stock, and (ii) PSUs that have a 3-year performance period with vesting shortly thereafter (see **page 55**). Actual compensation received by the NEOs may be higher or lower than target amounts due to the performance criteria in the PSUs and stock price fluctuations.



Long-term equity

CEO
- 31% RSUs Quarterly vesting over 3 years
- 48% PSUs 3-year performance period

Other NEOs (Average)
- 33% RSUs Quarterly vesting over 3 years
- 33% PSUs 3-year performance period

4 Balanced mix

Create an appropriate balance between current and long-term compensation and between performance and non-performance-based compensation

Our NEOs' target direct compensation includes current compensation in the form of cash, divided between base salary and ACI, and long-term compensation in the form of equity, divided between PSUs and RSUs. Both current and long-term compensation are mixed between fixed (base salary) and at-risk (ACI, RSUs and PSUs) compensation (see **pages 54** to **55**).



Performance-based — 56% (ACI, PSUs)

Long-term equity — 73% (RSUs, PSUs)

(Average of all NEOs, including CEO, based on dollar value)

5 Competitive

Provide competitive compensation packages in order to attract, retain and motivate top executive talent

To ensure our compensation remains competitive, the Compensation Committee engaged Pay Governance as its independent consultant in 2025 and prior years to review and benchmark the compensation we provide relative to our peer group and other market data. Our 2025 peer group was comprised of 17 technology, software and professional service companies selected based on industry, comparable business operations and scale (see **page 52**).

Peer group positioning

57th percentile revenue

45th percentile market capitalization

94th percentile headcount

6 No unnecessary risk-taking

Ensure that compensation arrangements do not encourage unnecessary risk-taking

We set stock ownership guidelines to help mitigate potential compensation risk and further align the interests of our NEOs with those of shareholders (see **page 69**).

We also create a balance between performance and non-performance-based compensation and set performance targets that we believe are aspirational but achievable (see **pages 54** to **61**).

CEO
6x
annual base salary

Other NEOs
4x
annual base salary

Compensation setting process

Compensation consultant

For 2025, the Compensation Committee engaged Pay Governance to review all elements of our executive compensation, benchmark such compensation against the compensation packages of other comparable companies with which we compete for executive talent, and provide recommendations to ensure that our executive compensation program continues to enable us to attract and retain qualified executives through competitive compensation packages that incentivize the attainment of our short and long-term strategic objectives. Pay Governance reports directly to the Compensation Committee, regularly participates in committee meetings and advises the Compensation Committee with respect to compensation trends and best practices, plan design and the reasonableness of individual compensation awards. Pay Governance does not provide services to the Company (directly or indirectly through affiliates) other than those provided to the Compensation Committee. In 2025, the Compensation Committee undertook its annual assessment of the independence of Pay Governance and concluded that no conflict of interest exists that would prevent Pay Governance from providing independent advice regarding executive and director compensation matters.

Peer group review

On an annual basis, the Compensation Committee, with assistance from Pay Governance, reviews and determines the Company's peer group that will be used, together with other market data, for market comparisons and benchmarking of the compensation of executive officers in the next fiscal year. The 2025 target direct compensation and other compensation of our NEOs was set with reference to a peer group determined by the Compensation Committee in late 2024. This peer group was comprised of 17 technology, software and professional services companies selected based on industry, comparable business operations and scale, including with respect to revenue, market capitalization and headcount. The 2025 peer group as compared to the 2024 peer group excluded VMware, which was removed due to its acquisition by Broadcom in 2023. Data in the chart below was reviewed by the Compensation Committee in late 2024 for 2025 compensation decisions.



Revenue* (in billions)	Market capitalization** (in billions)	Headcount*** (in thousands)
Accenture $64	salesforce $251	Accenture 750
IBM $62	Adobe $245	Cognizant 336 (94th %ile)
salesforce $36	Accenture $207	IBM 282
Hewlett Packard $28	IBM $177	DXC 130
Marsh & McLennan $24	Marsh & McLennan $109	Marsh & McLennan 85
Adobe $20	ADP $107	Omnicom 76
Fiserv $20	Fiserv $94	salesforce 73
Cognizant $19 (57th %ile)	Aon $71	ADP 63
ADP $19	Fidelity $43	Hewlett Packard 62
Leidos $16	Cognizant $38 (45th %ile)	Fidelity 60
Omnicom $15	Discover $36	Aon 50
Aon $14	Willis Towers Watson $29	Willis Towers Watson 48
DXC $14	eBay $28	Leidos 47
Discover $11	Hewlett Packard $26	Fiserv 42
eBay $10	NetApp $26	Adobe 30
Fidelity $10	Leidos $19	Discover 21
Willis Towers Watson $10	Omnicom $19	eBay 12
NetApp $6	DXC $4	NetApp 12

*   Trailing 12-months (as of last quarterly filing prior to September 2024)

**   As of July 31, 2024

*** As of the end of the last completed fiscal year ended on or prior to July 31, 2024

Compensation design and target compensation levels for next year

The Compensation Committee annually evaluates the executive compensation program with the goal of setting compensation at levels it believes are competitive with those of other companies that compete with us for executive talent. The Compensation Committee continues to strive to improve the executive compensation program and will seek on an annual basis from Pay Governance benchmark compensation data and/or review management's recommendations for year-over-year compensation adjustments, including a review for general market competitiveness and competitiveness with the Company's peer group.

The 2025 executive compensation program followed the same compensation structure as the 2024 executive compensation program.

Annual compensation evaluation and finalization of compensation

The Compensation Committee utilizes target direct compensation as the principal manner in which it reviews, evaluates and makes decisions with respect to executive compensation. Target direct compensation is the annual compensation that would be delivered to an NEO in a theoretical, steady-state environment where the same annual compensation was granted in multiple years and the Company's performance was at target across all such years. The Compensation Committee believes this approach is most appropriate for its decision-making, including evaluation against the compensation practices of comparable companies with which we compete for talent, as it is designed to capture the annual compensation an NEO would be expected to earn, assuming Company performance at target, based on the decisions of the Compensation Committee made at the beginning of the performance period.

The Compensation Committee reviews the target direct compensation of our NEOs on an annual basis and makes periodic adjustments based on individual performance and contributions, market trends and competitive environment for talent, peer group data, internal pay equity, the scope, responsibility and business impact of the individual's position, the individual's potential for increased responsibility and promotion over the award term, and the value of equity compensation that the individual has previously been awarded. No specific weight is assigned to any of the above criteria relative to the others, but rather the Compensation Committee uses its judgment in combination with market and other data. The Compensation Committee evaluates the total mix of cash versus equity-based compensation, short-term versus long-term compensation and performance-based versus fixed compensation with reference to market practices and compensation program objectives.

Target direct compensation excludes additional awards that may be made from time to time for individual achievement. It also excludes new hire awards upon joining the Company, such as sign-on bonuses or one-time equity grants, that are not intended to be recurring, that are designed to compensate a new hire for compensation being lost as a result of leaving a prior employer or additional costs of joining the Company, or are needed as additional incentive for a new hire to join the Company. Equity vesting acceleration upon retirement similarly is not included in target direct compensation. See **pages 61** to **67** for additional details on target direct compensation and any excluded awards.

Our CEO, aided by our CPO, among others, provides statistical data and makes recommendations to the Compensation Committee to assist it in determining compensation levels for other executive officers. The CEO and CPO recuse themselves from any matters dealing with their own compensation. In addition, our CEO provides the Compensation Committee and other non-employee directors with a review of the performance of other executive officers. While the Compensation Committee utilizes this information and values management's observations with regard to compensation, it makes the ultimate decisions regarding executive compensation.

The Compensation Committee finalizes the executive compensation program design and NEO compensation early in the year. For 2025, NEO target direct compensation included base salary, an ACI opportunity, and 2025-2027 PSUs and RSUs.

Determination of achievement of prior year performance for performance-based awards

The Compensation Committee determines the prior year performance. In February 2026, the Compensation Committee determined achievements for ACI and PSUs and approved payouts as follows for the following performance-based awards:

- Annual bonus amounts under the 2025 ACI program:
  - Payout at 169% for corporate leaders; and
  - Payout at 123% for Mr. Gummadi and 185% for Mr. Ayyar, as a portion of the business unit and integrated practice leaders' 2025 ACI results are derived from the performance of their respective business unit or integrated practice area.
- PSUs as follows:
  - Final achievement and payout for the 2023-2025 PSUs (3-year) granted in 2023 (payout at 57%);
  - Final achievement and payout for Mr. Dalal's two-year new hire PSUs granted in 2024 (payout at 121%); and
  - Beginning with the 2024-2026 PSUs granted in 2024, and continuing with the 2025-2027 PSUs granted in 2025, the Committee set metrics based on three-year performance for relative revenue growth, adjusted EPS and relative TSR and no determination of payout or achievement under the metrics can be made until the end of the applicable three-year performance period.

Say-on-pay vote at annual meeting and shareholder engagement

In making its decisions regarding executive compensation for 2025, the Compensation Committee considered the significant level of shareholder support our executive compensation program received from shareholders in 2025 (94% support), 2024 (92% support) and prior years. We also prioritize regular engagement with our shareholders regarding a number of governance matters, including executive compensation.

Primary compensation elements

2025 Target direct compensation


CEO
Base salary
7%
ACI
14%
55%
Constant currency revenue growth
35%
Adjusted operating margin
10%
Strategic initiatives
RSUs
31%
PSUs
48%
50%
Relative revenue growth
25%
Relative TSR
25%
Adjusted diluted EPS
Other NEOs (Average)
Base salary
17%
ACI
17%
55%
Constant currency revenue growth
35%
Adjusted operating margin
10%
Strategic initiatives
RSUs
33%
PSUs
33%
25%
Relative TSR
25%
Adjusted diluted EPS
50%
Relative revenue growth

Base salary

Stable source of cash compensation at competitive levels

The base salary component of an NEO's target direct compensation is included to provide financial stability and certainty to balance against the performance-based compensation elements. The salary is intended to reflect the individual's experience, contributions to the Company and scope of responsibilities.

Annual cash incentive (ACI)

Motivate and reward based on short-term Company objectives

The Compensation Committee designed our 2025 ACI program to stimulate and support a high-performance environment by tying such incentive compensation to the attainment of short-term goals across three metrics aligned with our Company's objectives that it believes are valued by our shareholders:

- revenue growth (measured as revenue adjusted for currency fluctuations and acquisitions; 55% weighting);
- adjusted operating margin (further adjusted for acquisitions; 35% weighting); and
- a basket of strategic initiatives comprised of qualitative goals evaluated at the end of the performance year, including in the areas of gen AI innovation and increasing leadership training and employee engagement (collectively 10% weighting).

In setting goals for revenue growth and adjusted operating margin, the Compensation Committee considered how the uncertain economic environment across the technology professional services industry presented challenges in setting financial performance goals. To reflect these challenges while continuing to maintain goal rigor and the integrity of the Company's performance-based compensation programs, the Committee adopted an ACI payout design that provides less variability in payout for performance at or near target levels.

For executives overseeing a business unit or integrated practice (including Mr. Gummadi and Mr. Ayyar), beginning in 2025, 50% of the award was based on performance of the applicable business unit – 30% business unit constant currency revenue growth and 20% business unit adjusted operating margin – and 50% of the award was based on overall Company performance.

The maximum award each NEO could receive was 200% of target. Achieving target performance (before taking into account the adjustments described above) generally requires exceeding prior year results. For revenue growth, target reflected a 5.5% increase prior to adjusting for acquisitions for revenue compared to 2024 actual results. For adjusted operating margin, target reflected a 30 basis point increase prior to adjusting for acquisitions. The strategic initiatives were set based on targeted improvements in the business.

The Compensation Committee determines the level of achievement, if any, with respect to the performance metrics based on actual Company results for the year. See **page 57** for further details.

Restricted stock units (RSUs)

Reward continued service and long-term performance of our common stock

We grant RSUs, which typically vest quarterly over a 3-year period, to reward continued service and long-term performance of our common stock. However, awards made each year may also include transition grants, which are periodically granted to our NEOs (other than our CEO) and other employees. Transition grants are utilized to ensure that new employees receiving RSU grants (or an existing employee who receives a promotion or salary increase that also increases their targeted RSU awards) begin to vest the full targeted quarterly compensation value of their awards one quarter after the initial grant date. As a result, the number of RSUs that vest under transition grants are higher in the initial year to cover a larger proportion of an employee's target, and gradually taper off over time as subsequent annual RSU grants supplement the initial transition grant. Transition grants do not increase the intended annual target amount of RSU vestings or diminish the long-term nature of granting equity awards. We believe this approach of receiving a recipient's full targeted quarterly value for RSU grants over the vesting period provides a competitive advantage as the structure is highly valued by our employees and serves to more quickly align senior leader and shareholder interests.

Performance stock units (PSUs)

Incentivize shareholder return and reward achievement of long-term Company financial objectives and performance of our common stock

Due to multi-year goal-setting challenges in the uncertain economic environment across the industry in early 2024, beginning with the 2024-2026 PSUs, the Compensation Committee approved a new design that increases the emphasis on relative performance against 10 peer companies (rather than absolute performance). The shift to focus more on relative performance and a return to the "winner's circle" among industry peers was also in line with investor feedback from our shareholder engagement efforts. The 2025-2027 PSUs awarded in March 2025 follow the same design as the 2024-2026 PSUs, balancing relative revenue growth against 10 peer companies and relative TSR compared to companies comprising the S&P 500 Index with absolute EPS growth. Each of these measures is based on a full three-year performance period. These changes are designed to continue to incentivize shareholder return and reward achievement of long-term Company financial objectives and performance of the Company's common stock, while maintaining overall pay competitiveness, thereby attracting, retaining and providing stability of the executive leadership team. The 2025-2027 PSUs granted to our NEOs were designed to tie a substantial portion of executive compensation to the attainment of long-term goals as with the following metrics, targets and weightings:

- relative revenue growth compared to 10 peer companies (50% weighting with a three-year target to rank fifth or sixth among the 11-company group (including Cognizant), reflecting approximately median performance); in addition, the payout for relative revenue growth when in the fourth through eighth positions can be adjusted up or down by 15% of the calculated payout to reward for performance that is within 200 basis points of the average revenue growth level of the top three peer companies or decrease payout for performance that is more than 100 basis points below the average of the other seven peer companies;

- adjusted diluted EPS (25% weighting) with a 2027 target requiring significant growth over the Company's 2024 adjusted diluted EPS; and

- total shareholder return (TSR) (25% weighting with the three-year target set at the 50th percentile relative to a peer group of companies comprising the S&P 500 Index); the payout with respect to the relative TSR metric is capped at target in the event the TSR of the Company's common stock on an absolute basis over the performance period is negative.

The 2025-2027 PSUs have a payout range from 0% to 200% of the target. Such PSUs will vest upon the certification of the performance by the Compensation Committee in early 2028 (following completion of the three-year performance period) and payment will be made no later than March 15, 2028.

The Compensation Committee established the 2025-2027 PSU targets to incentivize the Company's management to prioritize continued improvement in relative revenue growth, increased levels of adjusted diluted EPS and favorable TSR relative to other peer group companies comprising the S&P 500 Index.

See **pages 56** and **58** to **60** for further details.

Performance-based compensation – key performance metrics

The graphs below show actual Company performance to better contextualize the corresponding performance targets for the performance-based compensation elements making up the majority of the Company's awards paid in 2025 or early 2026. Strong performance under each of these elements—consistent revenue growth, expanding operating margin and increased profitability—is key to achieving the Company's overall objective of returning to the winner's circle and driving long-term shareholder value.



REVENUE (In billions)



ADJUSTED OPERATING MARGIN



ADJUSTED DILUTED EARNINGS PER SHARE (EPS)

Note: Adjusted operating margin and adjusted diluted EPS are not measurements of financial performance prepared in accordance with GAAP. See "Forward-looking statements and non-GAAP financial measures" on **page 98** for more information.

Relative total shareholder return (TSR)

To incentivize shareholder return, relative TSR is utilized as a performance metric for our PSU awards. Shown below is the 3-year cumulative TSR on our common stock against the cumulative TSR of the S&P 500 Index. For information on the TSR peer group for our PSU awards, see **pages 58** to **60**.

Comparison of Cumulative Three Year Total Return



Performance-based compensation – performance by award

The information below shows the awards granted in 2025 and prior years with performance periods covering 2025.

Presentation notes

- ACI revenue targets are initially set assuming constant currency and no acquisitions beyond those that have been announced by the Company at the time of target setting. For PSUs, revenue targets for 2023-2025 PSUs were initially set with constant currency growth rates and are adjusted for all in-year acquisitions. For comparability with actual Company results, and in keeping with historical practice, targets for the ACI and 2023-2025 PSUs presented herein were adjusted, as applicable, as follows:
  - Revenue targets (including the percentage growth in constant currency revenue targets for ACI as shown in the table below) were adjusted to include the impact of revenue generated by acquisitions, as applicable, with revenue targets for the PSUs further adjusted for foreign currency exchange movements, as applicable, and;
  - Adjusted operating margin and adjusted diluted EPS targets were adjusted by the impact of acquisitions, as applicable.
- Adjusted operating margin and adjusted diluted EPS are not measurements of financial performance prepared in accordance with GAAP. See "Forward-looking statements and non-GAAP financial measures" on **page 98** for more information.
- Payout shown for 2025 ACI applies to corporate executives. A portion of the business unit and integrated practice leaders' results are impacted by performance of their business unit or integrated practice area.

2025 Annual cash incentive (ACI)

The 2025 ACI award design, as well as the target award amounts for applicable senior executives, including our NEOs, were approved by the Compensation Committee on March 3, 2025, cover a performance period of January 1 through December 31, 2025 and were paid on March 13, 2026. Our 2025 ACI had the same design as the prior year with a large portion of the award tied to our revenue growth target. Similar to 2024, the uncertain economic environment across the technology professional services industry continued to present challenges in setting financial performance goals for 2025. Accordingly, the Committee retained use of an ACI payout design that provides less variability in payout for performance at or near target levels (i.e., 90% to 100% for revenue and 95% to 100% for adjusted operating margin, as noted in the chart below) in order to reflect these challenges while continuing to maintain goal rigor and the integrity of the Company's performance-based compensation programs.

Information regarding the weighting, targets and performance on our 2025 ACI metrics is shown below. See **pages 52** through **54** for further detail regarding how the targets for each metric were set. The Compensation Committee determined the Company's revenue growth performance using constant currency revenue growth. With respect to the adjusted operating margin metric, the threshold, target and maximum levels were adjusted to account for the amount of operating margin derived from acquisitions in a manner intended to ensure that acquisitions do not impact, positively or negatively, the achievement of targets.

With regard to the strategic initiatives, the Compensation Committee used its judgment to assess how the Company performed against the qualitative assessment guidelines set by the Committee at the beginning of 2025, as well as overall execution of strategic initiatives, including in the areas of AI innovation and skilling, which are key components of the Company's strategy (see **page 3** and **page 36**). In evaluating the Company's performance on the strategic initiatives, the Compensation Committee looked at a number of factors, including:

- number of associates trained on at least one deployable AI or digital skill and the number of open positions that were filled by Company associates who completed AI or digital skills training;
- the reach of the Company's Synapse skilling initiative and an expansion of the Synapse initiative in 2025 to upskill an additional one million individuals by the end of 2030;
- productivity savings achieved through gen AI innovation and automation efforts; and
- expansion of the Company's AI studios and labs as well as the research and scientific papers generated by the AI labs.

Based upon review of the foregoing and other factors, the Committee determined that a payout of 200% of target was appropriate for the portion of the ACI tied to strategic initiatives.



		Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Actual result	Achievement earned
Constant currency revenue growth	55%	2.5%	4.5% 5.5% (90% to 100%)	6.5%	Actual result 6.4%	**169%**
Adjusted operating margin	35%	15.2%	15.5% 15.6% (95% to 100%)	15.9%	Actual result 15.8%	
Strategic initiatives	10%	**200% achievement based on qualitative determination by the Compensation Committee as set forth above**				

Constant currency revenue growth and adjusted operating margin are not measurements of financial performance prepared in accordance with GAAP. See **page 98** for more information.

2023-2025 Performance stock units (PSUs)

2023-2025 PSUs were granted by the Compensation Committee on March 6, 2023, had a 3-year performance period of January 1, 2023 through December 31, 2025, and were settled at 57.0% of target on March 16, 2026. Targets, which are set at the beginning of the 3-year performance period as a % increase over prior year results (assuming no acquisitions) included the following:

- **Revenue:** Growth measured as increase in revenue adjusted for currency fluctuations and acquisitions; prior year actual revenue for each year of the performance period that is measured separately against a percentage growth target for such year; **targets for all three years were set upfront in March 2023 as a percentage increase over the prior year;** each year is weighted equally
- **Adjusted diluted EPS:** Increase in adjusted diluted EPS over prior year adjusted diluted EPS for each year of the performance period that is measured separately against a percentage increase target for such year; **targets for all three years were set upfront in March 2023 as a percentage increase over the prior year;** each year is weighted equally
- **Relative TSR:** Achievement determined after end of **3-year performance period** against a peer group of companies consisting of the S&P 500 Index

Prior to the Compensation Committee's determination of the performance by the Company against the revenue and adjusted diluted EPS targets for each year, (1) the revenue threshold, target and maximum levels were adjusted to account for currency fluctuations in a manner intended to ensure that they do not impact, positively or negatively, the achievement of targets and (2) the revenue and adjusted diluted EPS targets were adjusted by the amount of revenue and adjusted diluted EPS derived from acquisitions completed during the respective years in a manner intended to ensure that acquisitions do not impact, positively or negatively, the achievement of targets.



Note: in 2023 and 2024, we incurred a total of $363 million in costs relating to our NextGen program. While these costs negatively impacted our GAAP diluted EPS for those two years, they were excluded from adjusted diluted EPS. Additionally, our 2025 adjusted diluted EPS excluded a $390 million one-time income tax expense related to the enactment of the OBBBA and a $62 million gain from sale of property and equipment. Adjusted diluted EPS is not a measurement of financial performance prepared in accordance with GAAP. See **page 98** for more information.

2024 (two-year) PSUs granted to CFO

In connection with the hiring of Mr. Dalal as the Company's CFO and to strengthen alignment between shareholder interests and our new CFO, the Company agreed to grant him two-year PSUs to increase his ability to reach his annual target direct compensation in the years prior to the vesting of the 2024-2026 PSUs granted in February 2024, which will not occur until early 2027, if at all. This was the last set of PSUs awarded to Mr. Dalal that have a shorter performance period than the Company's standard annual PSU awards. The structure of the two-year award was largely similar to the 2024-2026 PSUs, including use of the same peer groups for the relative revenue growth and relative TSR portions of the award (described on **page 55** and below on **page 60**), except that the performance period was two years (January 1, 2024 to December 31, 2025) and the calculation of the TSR achievement component took into account the shorter performance periods. Targets and payouts on the two-year PSUs (the "2025 PSUs"), which were settled on March 16, 2026, are set out below. With respect to the relative revenue growth portion of the award, when the Compensation Committee set the target, it reviewed information on Cognizant's historical three-year revenue growth compared to the peer companies, which generally placed Cognizant in the 9th or 10th position relative to peers. Given this, the Compensation Committee determined that the 6th or 7th place target was a suitable goal for the 2025 PSUs.

Metric	Threshold	Target	Maximum	Achieved	Component achievement	Achievement earned
Relative revenue growth *(50% weighting)* (ranking among peer group for performance period)*	9th	6th or 7th	1st	5th	110%	**121%**
Adjusted Diluted EPS ** *(25% weighting)*	$4.58	$4.77	$4.96	$5.28	200%	
Relative TSR *(25% weighting)*	30th %ile	50th %ile	80th %ile	36th %ile	64%	

* If the relative revenue growth ranking is between 4th and 8th (inclusive), then the payout for the portion of the PSUs related to that metric is subject to further adjustment similar to those set out below for the 2024-2026 PSUs and 2025-2027 PSUs. Based on the actual results for 2025, the applicable payout modifier was 1.0x (i.e., no further adjustment).

** Adjusted diluted EPS is not a measurement of financial performance prepared in accordance with GAAP. See **page 98** for more information.

Performance on outstanding PSUs

The Compensation Committee approved a new design for the 2024-2026 PSUs that increased the emphasis on relative performance (versus absolute performance) against 10 peers comprised of Accenture plc, Capgemini SE, CGI Inc., DXC Technology Company, EPAM Systems, Inc., Genpact Limited, HCL Technologies Limited, Infosys Limited, Tata Consultancy Services Ltd. and Wipro Limited. The new awards balance relative revenue growth (50% weighting) and relative TSR (25% weighting) compared to peers and companies comprising the S&P 500 Index, respectively, with absolute adjusted diluted EPS growth (25% weighting). Each of these measures is based on a full three-year performance period such that information on achievement of the measures will only be available at the end of the full performance period. A similar design was used for the 2025-2027 PSUs granted in March 2025. Targets on the 2024-2026 and 2025-2027 PSUs include the following:

	Metric	(Three-year targets)			Interim results as of 12/31/2025 *(Informational only)*
		Threshold	Target	Maximum	
2024-2026 PSUs	**Relative revenue growth** (ranking among peer group for performance period)*	8th	5th or 6th	1st	5th
	Adjusted diluted 2026 EPS**	Three-year target set by projecting a percentage growth from the mid-point of the Company's 2024 guidance for 2025 and then further targeting a higher growth percentage from 2025 to 2026. Achieving target payout will require significant growth over the Company's 2023 adjusted diluted EPS			$5.28
	Relative TSR	30th %ile	50th %ile	80th %ile	46th %ile

	Metric	(Three-year targets)			Interim results as of 12/31/2025 *(Informational only)*
		Threshold	Target	Maximum	
2025-2027 PSUs	**Relative revenue growth** (ranking among peer group for performance period)*	8th	5th or 6th	1st	2nd
	Adjusted diluted 2027 EPS**	Three-year target set by projecting a percentage growth from the mid-point of the Company's 2025 guidance for 2026 and then further targeting a higher growth percentage from 2026 to 2027. Achieving target payout will require significant growth over the Company's 2024 adjusted diluted EPS			$5.28
	Relative TSR	30th %ile	50th %ile	80th %ile	53rd %ile

If the relative revenue growth ranking is between 4th and 8th (inclusive), then the payout for the portion of the PSUs related to that metric is subject to further adjustment as follows:

Cognizant absolute revenue growth scenario	Payout modifier
Within 200 bps of "Top 3 Average"	1.15x
All other positions	1.0x
100 bps or more below "Other 7 Average"	0.85x

** Adjusted diluted EPS is not a measurement of financial performance prepared in accordance with GAAP. See **page 98** for more information.

The Company has provided interim results as of December 31, 2025 under the 2024-2026 PSUs and the 2025-2027 PSUs for informational purposes only. The interim results shown may not be indicative of the Company's performance over the full performance periods.

Mr. Kumar received a CEO New Hire award of PSUs when he joined the Company in January 2023. The payout is based on absolute TSR (measured by CAGR) of the Company's common stock over the four-year performance period. Based on CAGR performance through the portion of the performance period ending December 31, 2025 of approximately 15.0%, Mr. Kumar's PSUs are tracking above target, though current tracking may not be indicative of the Company's performance over the full four-year performance period.

2026 Outperformance PSUs

The Compensation Committee, after consideration as described below, has determined to grant an outperformance PSU award to the most senior executives of the Company. The key objectives of the award are to drive Company growth superior to our peers and our current track record and to promote continuity of leadership at the senior-most level of the Company during a time of rapid market change.

Working together with Pay Governance, the Compensation Committee approved a design based on (1) constant currency revenue CAGR; and (2) an absolute TSR modifier (share price) over a performance period from January 1, 2026 through December 31, 2027. In setting the performance levels for the PSUs, the Compensation Committee reviewed both the Company's historical revenue growth as well as external analyst constant currency revenue estimates and set a threshold level for payout that **exceeds** both the high end of external analyst estimates and actual 2025 constant currency revenue CAGR, emphasizing the outperformance nature of the award. The design is intended to reward senior executives if the Company achieves breakaway absolute revenue growth and continued share price appreciation, which aligns with shareholder interests and promotes value creation. By using constant currency revenue CAGR and absolute TSR rather than relative revenue growth and relative TSR, respectively, as used in the Company's annual PSU awards, the Compensation Committee intended to create a balance between these outperformance PSUs and the annual PSUs to focus on both absolute and relative revenue growth and TSR performance. Awards were granted on April 1, 2026, with moderate target grant values between $500,000 and $1,500,000 for applicable senior executives other than our CEO, whose award had a target grant value of $3,000,000. The maximum possible payout, with the absolute TSR modifier, is 250% of target.

This award is separate from our fiscal year 2025 compensation decisions. The Company is providing this forward-looking disclosure in the interest of strong governance and shareholder transparency, with additional details to be provided in next year's proxy statement.

Compensation by NEO

This section includes compensation information for and provides an overview of the compensation decisions made with respect to our NEOs.

Additional views of compensation

To assist shareholders in understanding the compensation arrangements for our NEOs, we provide the following views of compensation to supplement the information calculated in accordance with SEC Rules and set out in the "2025 Summary compensation table" on **page 73**.

Target Direct Compensation – The Compensation Committee utilizes target direct compensation to review, evaluate and make decisions, typically early in the year, with respect to the compensation of our NEOs. This view is intended to capture the annual compensation that would be delivered to an NEO in a theoretical, steady environment where the same annual compensation was granted in multiple years and the Company's performance was at target across all such years. The Compensation Committee believes this view is most appropriate for its decision-making as it is designed to capture the annual compensation an NEO would be expected to earn, assuming Company performance at target, based on the decisions of the Compensation Committee in the year of such decision. Furthermore, this view of compensation assists the Compensation Committee in evaluating the Company's compensation practices against those of comparable companies with which we compete for talent. Target direct compensation excludes additional cash and equity awards that are made for new hires, retention or other purposes that are not intended to be recurring.

Realized Compensation – To supplement the SEC-required disclosure, we provide a realized compensation view that is designed to capture the compensation actually received by an NEO in a given year. We calculate realized compensation by using the reported W-2 income for an NEO (or, in the case of NEOs who are not resident in the U.S., the comparable information as if they had received a W-2) for a given year and substituting the actual ACI paid in such year (which relates to the prior year given such incentives are paid in the first quarter of the following year) with the ACI earned for such year. Realized compensation is not a substitute for the amounts reported as SEC compensation. See "Pay versus performance table" on **page 82** for additional information on compensation actually paid to NEOs as compared to SEC compensation.

Because the compensation elements of our NEOs may be calculated differently across these views of compensation and the SEC compensation, they can result in very different compensation outlooks for each NEO. In the case of compensation elements that are tied to performance metrics, whether and how well the Company achieves the performance targets can lead to wide discrepancies between the target direct compensation view, the realized compensation view and the information shown in our "2025 Summary compensation table" on **page 73**. In addition, the differences in how equity-based compensation is presented can also lead to large differences across the various views. The table below summarizes the manner in which the various compensation elements for a given year are used to build target direct compensation and realized compensation.

See Executive compensation tables beginning on **page 73** for information regarding how the information included in the "2025 Summary compensation table" and other SEC-required disclosures are calculated in accordance with SEC rules.

	Target direct compensation Theoretical compensation utilized to review, evaluate and make decisions regarding NEO compensation	**Realized compensation** Compensation designed to reflect compensation actually received by an NEO in a given year
Base Salary	Target base salary for the year (generally equal to actual base salary)	Actual base salary for the year
ACI	Target ACI for the year	Actual ACI earned for the year
PSUs	Target value of the PSUs to vest each year, excluding additional awards	Actual value as of the vesting date of PSUs that vested during the year
RSUs	Grant date fair value of the RSUs targeted to vest each year, excluding additional awards	Actual value as of the vesting date of RSUs that vested during the year
Other		Costs of miscellaneous benefits provided to our NEOs. See All other compensation table on **page 74** for additional information

Ravi Kumar

CEO
Cognizant Tenure: **3 years**
Age: **54**

Education:
Shivaji University - B.E.
Xavier Institute of Management, India - M.B.A.

Key responsibilities and career highlights

Mr. Kumar has served as our CEO since January 12, 2023. In this role, Mr. Kumar sets the Company's strategic direction, promotes the Company's client-first culture and focuses on ensuring the Company's sustainable growth and driving long-term shareholder value. Prior to joining the Company, Mr. Kumar served as President of Infosys from 2016 to 2022, where he led the global services organization across all industry segments and served as Chairman of the Board of Infosys BPM Ltd. Previously, he was the Group Head for the Insurance, Healthcare, and Cards and Payments unit, and led the Global Delivery organization where he built the Oracle and CRM practices.

Before joining Infosys, Mr. Kumar served in positions of increasing responsibility at PricewaterhouseCoopers, Cambridge Technology Partners, Oracle and Sapient (now Publicis Sapient).

Committee assessment and target direct compensation

The Compensation Committee, at its meeting in February 2025, evaluated Mr. Kumar's prior year performance and the updated information provided by Pay Governance for CEOs in the Company's peer group. Based on these considerations, the Compensation Committee determined that Mr. Kumar's target direct compensation for 2025 should be increased to $19,000,000 (18% increase vs. 2024) to reflect his **2024 performance as CEO and to better align his target compensation with CEOs in the 2025 peer group, taking into account compensation trends for CEOs**. The specific components of Mr. Kumar's 2025 target direct compensation were comprised of: (i) base salary of $1,300,000 (8% increase vs. 2024), (ii) ACI target of $2,600,000 (8% increase vs. 2024), (iii) PSUs of $9,100,000 (21% increase vs. 2024) and (iv) RSUs of $6,000,000 (20% increase vs. 2024).

Realized compensation

Mr. Kumar's realized compensation was significantly lower than his target direct compensation primarily because his 2025 PSU grants are scheduled to vest, subject to the satisfaction of performance criteria, in future periods. His 2025 realized compensation consisted principally of his base salary, 2025 ACI award payout at 169% of target and quarterly vestings of RSUs in the aggregate amount of approximately $4,988,000.



Target direct compensation (in thousands)

$1,300	$2,600	$9,100		$6,000	$19,000
7%	14%	48%		31%	

Realized compensation

$1,300	$4,394	$4,988	$14	
12%	41%	47%	0%	$10,696

■ Base salary ■ ACI ■ PSUs ■ RSUs ■ Other

Jatin Dalal

CFO
Cognizant Tenure: **2 years**
Age: **51**

Education:
National Institute of Technology, Surat - B.E.
Narsee Monjee Institute of Management Studies, Mumbai -
Postgraduate diploma in Business Administration
The Wharton School of the University of Pennsylvania - Advanced
Management Program

Accounting accreditations:

Chartered Accountant, Cost Accountant, Chartered Management
Accountant and Chartered Financial Analyst

Key responsibilities and career highlights

Mr. Dalal leads the Company's worldwide financial planning and analysis, accounting and controllership, tax, treasury and internal audit functions. He also oversees corporate development, investor relations, enterprise risk management, sales operations, pricing, post-acquisition integration and information technology functions. Prior to joining Cognizant in December 2023, he served as President and CFO of Wipro, a position he assumed after serving as CFO from 2015 to 2019. Previously, he held various leadership positions at Wipro, including CFO, IT Business from 2011 to 2015. Mr. Dalal joined Wipro in 2002 from the General Electric Company, where he began his career in 1999.

Committee assessment and target direct compensation

The Compensation Committee, at its meeting in February 2025, evaluated performance to date and the updated information provided by Pay Governance for CFOs in the Company's peer group. Based on these considerations, the Compensation Committee determined that Mr. Dalal's target direct compensation for 2025 should be increased to $6,000,000 (15% increase vs. 2024) to reflect his **positive performance in his first year as CFO and to better align his target compensation with CFOs in the 2025 peer group, taking into account compensation trends for CFOs**. The specific components of Mr. Dalal's 2025 target direct compensation were comprised of: (i) base salary of $825,000 (10% increase vs. 2024), (ii) ACI target of $825,000 (10% increase vs. 2024), (iii) PSUs of $2,175,000 (18% increase vs. 2024) and (iv) RSUs of $2,175,000 (18% increase vs. 2024).

Realized compensation

Mr. Dalal's realized compensation was slightly higher than his target direct compensation due primarily to above-target payouts of both his 2025 ACI and the 2024 one-year PSUs he received in connection with his hiring. His 2025 realized compensation consisted principally of his base salary, 2025 ACI award payout at 169% of target, PSU vesting in the aggregate amount of approximately $2,233,000 (at approximately 118% of target) and quarterly vestings of RSUs in the aggregate amount of approximately $2,173,000.



Target direct compensation (in thousands)

$825	$825	$2,175	$2,175	$6,000
14%	14%	36%	36%	

Realized compensation

$825	$1,394	$2,233	$2,173	$14	$6,639
12%	21%	34%	33%	0%	

■ Base salary   ■ ACI   ■ PSUs   ■ RSUs   ■ Other

Surya Gummadi

President - Americas
Cognizant Tenure: **27 years**
Age: **49**

Education:
Indian Institute of Technology, Bombay - B.M.E.

Key responsibilities and career highlights

Mr. Gummadi has served as our President - Americas since January 2023. Prior to that, Mr. Gummadi served as our SVP, Americas (Interim) from July 2022 to January 2023. He served as Senior Vice President of Cognizant's Health Sciences business segment from April 2022 to January 2023, Vice President and leader of our Healthcare business from February 2020 to July 2020 and market head for our Health Plans business from October 2017 to February 2020. Prior to that, he served in a variety of roles in his more than 20-year tenure with Cognizant.

Committee assessment and target direct compensation

The Compensation Committee, at its meeting in February 2025, evaluated Mr. Gummadi's prior year performance, the Company's Americas business performance and compensation information provided by Pay Governance for executives with similar responsibilities in the Company's peer group for 2025. Based on these considerations, the Compensation Committee determined that Mr. Gummadi's target direct compensation for 2025 should be increased to $5,000,000 (18% increase vs. 2024) to reflect Mr. Gummadi's **continued efforts on behalf of the Company in overseeing the Company's biggest market and driving Company success and to better align his target compensation to executives with similar responsibilities in the 2025 peer group**. The specific components of Mr. Gummadi's 2025 target direct compensation were comprised of: (i) base salary of $800,000 (10% increase vs. 2024), (ii) ACI target of $800,000 (10% increase vs. 2024), (iii) PSUs of $1,700,000 (21% increase vs. 2024) and (iv) RSUs of $1,700,000 (21% increase vs. 2024). His ACI award was based 50% on the overall Company ACI metrics and targets, with the remaining 50% based on metrics and targets specific to the Americas business unit: (a) 30% based on constant currency revenue growth of the Americas business unit and (b) 20% based on Americas business unit adjusted operating margin rate.

Realized compensation

Mr. Gummadi's realized compensation was slightly lower than his target direct compensation primarily because his PSU grants are largely expected to vest in future periods, which was partially offset by the actual value of RSUs and PSUs that vested during 2025. His 2025 realized compensation consisted principally of his base salary, 2025 ACI award payout at 123% of target (based on the Company's and his business unit's 2025 performance), PSU vesting in the aggregate amount of approximately $163,000 (at approximately 28% of target) and quarterly vestings of RSUs in the aggregate amount of approximately $2,471,000.

Target direct compensation (in thousands)



| $800 | $800 | $1,700 | $1,700 | $5,000 |
| 16% | 16% | 34% | 34% | |

Realized compensation



| $800 | $984 | $163 | $2,471 | $13 $4,431 |
| 18% | 22% | 4% | 56% | 0% |

■ Base salary ■ ACI ■ PSUs ■ RSUs ■ Other

John Kim

Chief Legal Officer, Chief Administrative Officer and
Corporate Secretary
Cognizant Tenure: **6 years**
Age: **58**

Education:
Columbia University – B.A.
Cornell Law School – J.D.

Key responsibilities and career highlights

Mr. Kim has held the title of Chief Legal Officer, Chief Administrative Officer and Corporate Secretary since February 2024, when his title was changed to better reflect his responsibilities after previously serving as our EVP, General Counsel, Chief Corporate Affairs Officer and Secretary beginning March 2021. In this role, he leads the Company's legal, company secretary, compliance, corporate security, regulatory, sustainability, global real estate, procurement, contract lifecycle risk management and strategic negotiations functions. From January 2021 to March 2021 he served as Senior Vice President, Interim General Counsel. He joined Cognizant in November 2019 as Senior Vice President and Deputy General Counsel, Global Commercial Contracts. Prior to joining Cognizant, he served as Global Head of Big Deals at Capgemini, U.S. Counsel for WNS Global Services and General Counsel for Travelport, a leading travel technology company, as well as a number of technology service companies.

Committee assessment and target direct compensation

The Compensation Committee, at its meeting in February 2025, evaluated Mr. Kim's prior year performance and compensation information provided by Pay Governance for executives with similar responsibilities based on size and industry appropriate peer group and market data. Based on these considerations, the Compensation Committee determined that Mr. Kim's target direct compensation for 2025 should remain consistent with his 2024 target annual amount of $4,900,000. The specific components of Mr. Kim's 2025 target direct compensation were comprised of: (i) base salary of $800,000, (ii) ACI target of $800,000, (iii) PSUs of $1,650,000 and (iv) RSUs of $1,650,000.

Realized compensation

Mr. Kim's realized compensation was slightly lower than his target direct compensation primarily because his PSU grants are largely expected to vest in future periods, which was partially offset by the actual value of RSUs and PSUs that vested during 2025 and above-target payout of his 2025 ACI. His realized compensation for 2025 consisted principally of his base salary, 2025 ACI award payout at 169% of target, PSU vesting of approximately $271,000 (at approximately 28% of target) and quarterly vesting of RSUs in the aggregate amount of approximately $1,952,000.



Target direct compensation (in thousands)

$800	$800	$1,650	$1,650	$4,900
16%	16%	34%	34%	

Realized compensation

$800	$1,352	$271	$1,952	$14 $4,389
18%	31%	6%	45%	0%

■ Base salary ■ ACI ■ PSUs ■ RSUs ■ Other

Balu Ganesh Ayyar

President - Asia Pacific & Japan and Industry Solutions Group
(President - Intuitive Operations and Automation and Industry
Solutions during 2025)
Cognizant Tenure: **7 years**
Age: **64**

Education:
University of Madras, India – BCom
Institute of Chartered Accountants of India - Chartered
Accountancy

Key responsibilities and career highlights

Mr. Ayyar has been our President - Asia Pacific & Japan and Industry Solutions Group (ISG) since February 2026. In his role, he is responsible for driving strategy, growth and strengthening the Company's position and market presence across a dynamic geographic region in our industry while also leading the Company's ISG, which focuses on building hyperspecialized, industry-led digital and AI solutions that help clients transform and modernize their businesses. Previously, he served as President - Intuitive Operations and Automation and Industry Solutions from April 2023 to February 2026. Prior to that, he was EVP and President, Intuitive Operations and Automation from July 2022 to April 2023 and EVP and President, Digital Operations, from August 2019 to June 2022. Prior to joining the Company, he was the CEO of Mphasis (a global IT services company listed in India), from 2009 to 2017. He was recognized as the CEO of the Year in 2016 by CEO Connections for his successful track record of transformation initiatives and market value enhancements.

Committee assessment and target direct compensation

The Compensation Committee, at its meeting in February 2025, evaluated Mr. Ayyar's prior year performance, the Company's growth and transformation initiatives and strategic priorities, and the compensation information provided by Pay Governance for executives with similar responsibilities in the Company's peer group for 2025. Based on these considerations, the Compensation Committee determined that Mr. Ayyar's target direct compensation for 2025 should remain consistent with his 2024 target annual amount of $3,166,000 (Mr. Ayyar's compensation for 2025, including the specific components detailed below, did not change from 2024 amounts, but the USD target amounts shown for 2025 are higher than for 2024 due to a higher Singapore dollar to U.S. dollar exchange rate). The specific components of Mr. Ayyar's 2025 target direct compensation were comprised of: (i) base salary of S$958,000 (Singapore dollar; approximately US$733,000), (ii) ACI target of S$958,000 (approximately US$733,000), (iii) PSUs of $850,000 and (iv) RSUs of $850,000. His ACI award was based 50% on the overall Company ACI metrics and targets, with the remaining 50% based on metrics and targets specific to the Intuitive Operations, Automation and Industry Solutions integrated practice: (a) 30% based on constant currency revenue growth of the integrated practice and (b) 20% based on integrated practice adjusted operating margin rate.

Realized compensation

Mr. Ayyar's realized compensation was similar to his target direct compensation primarily because while his PSU grants are largely expected to vest in future periods, the difference was offset by the value of RSUs that vested during 2025 and above-target payout of his 2025 ACI. His realized compensation for 2025 consisted principally of his base salary, 2025 ACI award payout at 185% of target (based on the Company's and his integrated practice's 2025 performance), PSU vesting of approximately $217,000 (at approximately 28% of target) and quarterly vestings of RSUs in the aggregate amount of approximately $941,000.

Target direct compensation (in thousands)



| $733 | $733 | $850 | $850 | $3,166 |
| 23% | 23% | 27% | 27% | |

Realized compensation

$733	$1,356		$217	$941	$9
					$3,256
22%	42%		7%	29%	0%

■ Base salary ■ ACI ■ PSUs ■ RSUs ■ Other

Certain numbers shown in the graphs above were converted to US$ based on a S$1 = US$0.77 exchange rate, the 12-month average for fiscal year 2025.

Other elements of compensation

Broad-based programs

Our executive officers are eligible to participate in our broad-based medical, dental, vision, life and accidental death insurance programs, as well as in retirement programs generally available to employees in each applicable country. The availability of these broad-based benefit programs enhances employee morale and loyalty.

Our U.S.-based executive officers are eligible to participate in our 401(k) savings plan, 2004 Employee Stock Purchase Plan (as amended and restated, the "ESPP"), and the Cognizant Technology Solutions Supplemental Retirement Plan (the "CSRP") on the same basis as other U.S.-based employees (or executives in the case of the CSRP) generally. Under the 401(k) savings plan, we match employee contributions at the rate of 50% for each dollar contributed during each pay period, up to the first 6% of eligible compensation contributed during each pay period and an additional year-end match at the rate of 50% of the first 2% contributed (subject to employment at the end of the plan year), subject to applicable plan and U.S. Internal Revenue Service ("IRS") limits. The matching contributions vest after the first year of employment for those hired 2022 or later (those hired prior to 2022 were subject to immediate vesting). To ensure plan compliance, Highly Compensated Employees ("HCEs") are subject to lower contribution limits to the 401(k) than non-HCEs. Due to these rules, HCEs can avail themselves of the CSRP without forgoing the Company match. The CSRP is a nonqualified savings plan in which the employee's contributions are made on a post-tax basis to an individually owned, portable and flexible retirement plan held with a life insurance company. Although there is a limit in the amount of employer contributions, there is no limit to the amount an employee may contribute to the CSRP, and it can be used in concert with other retirement strategies that may be available outside the Company. The CSRP allows participants to choose between a tax-deferred variable retirement annuity and a variable (equity investment) life insurance plan. Both the annuity and the life insurance plan offer the ability to exchange the policy for a guaranteed retirement income that cannot be outlived as well as a range of investment options for the executive to choose from.

Our Singapore-based executive officer is eligible to participate in the Central Provident Fund (the "CPF"), which is a statutory benefit program, on the same basis as all other regular Singapore-based employees generally. Under the CPF, we make a matching contribution between 7.5% and 17% of the employee's monthly wages, depending on the age of the employee. The matching contribution percentage applies to (i) the first S$7,400 in monthly wages (beginning in January 2026, this amount was raised to S$8,000) ("ordinary wages") plus (ii) an additional wage ceiling amount calculated by subtracting the total annual ordinary wages subject to CPF from S$102,000. This contribution immediately vests.

RETIREMENT, DEATH AND DISABILITY POLICY

Our executive officers and certain other senior employees are eligible to participate in our retirement, death and disability policy.

Eligibility	All employees at the vice president level and above
Retirement	Voluntary retirement upon: • At least **55 years** of age; and • At least **10 years** of service
Benefits	**RSUs** continue to settle on the originally scheduled vesting dates following departure (except in the event of (i) death, in which case the vesting and payment of RSUs accelerate and become immediately vested to the time of death, or (ii) disability, in which case RSUs eligible for the policy (as described below) settle on the originally scheduled vesting dates following departure and RSUs ineligible for the policy settle at the time of disability) • Applies only to equity awards granted on or after the adoption of the policy and at least 6 months before the individual's termination of service **PSU** awards are prorated based on the portion of the performance measurement period during which the individual was employed before retirement, death or disability (actual performance continues to be assessed on the full original performance measurement period) **ACI / annual bonus** at the achieved level for the year during which the departure occurs for departures on or after July 1 of the year (prorated for portion of the year served) or for the prior year (if unpaid at the time of departure) Company-paid **health benefits** for a period of time following retirement or a departure due to disability
	• Executive vice president or above 18 months • Senior vice president 12 months • Vice president 6 months
Additional conditions	3 months' notice before retirement to allow for succession planning, execution of a release and compliance with non-competition and non-solicitation restrictions (subject to administrator discretion and where permitted by law)

Perquisites

We seek to maintain an egalitarian culture in our facilities and operations. The Company's philosophy is to provide a minimal number of personal benefits and perquisites to its executives and generally only when such benefits have a strong business purpose.

We incur expenses to ensure that our employees, including our executive officers, are accessible to us and our customers at all times and to promote our commitment to provide our employees and executives with the necessary resources to allow them to operate "around the clock" in a "virtual office" environment. However, we do not view these expenses as executive perquisites because they are essential to the efficient performance of executives' duties and are comparable to the benefits provided to a broad-based group of our employees. We may provide limited personal security services, including information removal services, to certain of our executive officers where we believe the provision of such services is in the interest of the Company. In addition, to encourage our senior leadership team to focus on their health, the Company covers up to $15,000 annually for our executive officers, including our NEOs, to either obtain an annual comprehensive executive physical examination or to utilize an executive health concierge service.

Company policies impacting compensation

Executive stock ownership guidelines

Our stock ownership guidelines are designed to further align the interests of our senior leadership, including our NEOs, with those of our shareholders. Under the guidelines, our CEO as well as direct reports of the CEO who are Corporate Officers (as designated by our Board of Directors) or at the level of President or higher are required over time to hold a number of shares (including a portion of the shares underlying restricted stock units) with a value equal to the applicable multiple of annual base salary. The annual base salary utilized in the calculation is the annual base salary applicable as of the date an individual becomes subject to the stock ownership guidelines. The stock price used to assess compliance is the closing price per share of the Company's common stock on the first trading day of the fiscal year in which compliance is being assessed. Compliance is required within five years of an officer becoming subject to the guidelines, subject to limited exceptions for hardship or other personal circumstances as determined by the Compensation Committee. As of April 6, 2026, all of our NEOs had sufficient shares to be in compliance with our stock ownership guidelines for 2026.

CEO	Other NEOs
6x annual base salary	**4x** annual base salary

Hedging, short sale, margin account and pledging prohibitions

Our insider trading policies include the following prohibitions:

✖	**No hedging or speculation**	All of the Company's directors, executive officers and other employees are prohibited from purchasing or selling puts, calls and other derivative securities of the Company or any other derivative security that provides the equivalent of ownership of any of the Company's securities or an opportunity, directly or indirectly, to profit from the change in value of the Company's securities.
✖	**No short sales**	All of the Company's directors, executive officers and other employees are prohibited from engaging in short sales of Company securities, preventing such persons from profiting from a decline in the trading price of the Company's common stock.
✖	**No margin accounts**	All of the Company's directors, executive officers and other employees are prohibited from using Company securities as collateral in a margin account.
✖	**No pledging**	All of the Company's directors, executive officers and other employees are prohibited from pledging Company securities as collateral for a loan, or modifying an existing pledge.

Clawback policies

We have a Rule 10D-1 compensation recoupment (clawback) policy (the "Rule 10D-1 Policy") which mandates recovery of certain erroneously awarded incentive-based compensation from Section 16 officers (as defined under the Exchange Act), including the NEOs, following accounting restatements due to material noncompliance with any financial reporting requirements that impacts the performance period for such incentive-based compensation. The Rule 10D-1 Policy generally extends to incentive based compensation received during the three fiscal years preceding the date on which the Company is required to prepare the accounting restatement. The compensation to be recovered is the amount in excess of what would have been paid based on the restated results. Recovery will be required on a "no fault" basis, without regard to whether any misconduct occurred and without regard to whether the covered officer was responsible for the erroneous financial statements.

We also have a second clawback policy that works in tandem with the Rule 10D-1 Policy. The key provisions of this clawback policy are set forth below.

Covered individuals	• Current and former Section 16 officers • All executive vice presidents and members of the Company's executive committee • All senior vice presidents
No-fault triggering event	Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under federal securities laws
Misconduct triggering events	• A restatement is caused directly or indirectly by a covered employee's willful fraud or intentional manipulation of performance measures • Illegal or improper conduct that causes significant financial or reputational harm • Knowledge of and failure to report to the Board certain improper conduct • Gross negligence in fulfilling supervisory responsibilities
Compensation subject to clawback (no-fault)	Any incentive-based cash compensation or equity compensation granted, vested or settled on the basis of a financial reporting measure
Compensation subject to clawback (misconduct)	All compensation under the no-fault clawback scenario described above **plus** discretionary bonuses, time-based awards and performance-based awards
Amount of compensation subject to clawback (no-fault)	Excess incentive compensation that would not have been earned under restated results
Amount of compensation subject to clawback (misconduct)	Up to all covered compensation

Equity grant practices

The Compensation Committee or the Board approves the grant of stock-based equity awards, such as PSUs and RSUs, at its regularly scheduled meetings or by written consent (to be effective on the date of the meeting or receipt of all signed consents, or a later date), with annual awards generally effective in late February or early March each year following the filing of the Company's Annual Report on Form 10-K. In addition, the Compensation Committee has authorized, subject to various limitations, a committee comprised of members of the executive management team to grant stock-based equity awards to certain newly hired and existing employees (including in certain cases employees hired through acquisitions), excluding executive officers and certain other senior employees. None of the Board, Compensation Committee, or executive management team committee engage in any market timing with regards to the stock-based equity awards made to executive officers or other award recipients.

Risk assessment

The Compensation Committee believes that its approach to goal setting and setting of targets with payouts at multiple levels of performance assists in mitigating excessive risk-taking that could harm the Company's value or reward poor judgment by executives. Several features of the Company's compensation program reflect sound risk management practices. Notably, the Compensation Committee believes compensation has been allocated among cash and equity and short and long-term compensation elements in such a way as to not encourage excessive risk-taking, but rather to reward meeting strategic Company goals that enhance shareholder value. In addition, the Compensation Committee believes that the mix of equity award instruments used under the Company's long-term incentive program (full value awards as well as the multi-year vesting of the equity awards) also minimize excessive risk-taking that might lead to short-term returns at the expense of long-term value creation. We also set stock ownership guidelines for our CEO and certain other members of senior leadership to help mitigate potential compensation risk (see **page 69**). Additionally, prior to determining the performance by the Company against the targets for performance-based compensation (ACI and PSUs granted prior to 2024), the Compensation Committee adjusts the targets for the impact of acquisitions completed during the performance period in order to discourage excessive risk-taking with respect to M&A transactions. In sum, the Compensation Committee believes that the Company's compensation policies do not create risks that are reasonably likely to have a material adverse effect on the Company.

Severance benefits

We have entered into executive employment and non-disclosure, non-competition and invention assignment agreements (collectively, the "Employment Agreements") with each of Mr. Kumar, Mr. Dalal, Mr. Kim, Mr. Gummadi and Mr. Ayyar under which certain payments and benefits would be provided should such NEO's employment terminate under certain circumstances, including in connection with a change in control (see **page 78**). We believe that the Employment Agreements achieve two important goals crucial to our long-term financial success, namely, the long-term retention of our NEOs and their commitment to the attainment of our strategic objectives. These agreements allow our NEOs to continue to focus their attention on our business operations and strategic plans without undue concern over their own financial situations during periods when substantial disruptions and distractions, including a potential change in control, might otherwise prevail. We believe that severance packages under the Employment Agreements are fair and reasonable in light of market practices for executives of a similar level of experience as our NEOs, the level of dedication and commitment of our NEOs, the contributions our NEOs have made to our growth and financial success and the value we expect to receive from retaining the continued services of our NEOs, including during challenging transition periods following a change in control.

SENIOR EXECUTIVE CASH SEVERANCE POLICY

The Board has adopted a Senior Executive Cash Severance Policy, which provides that the Company will not enter into any new employment agreement or severance or separation arrangement or agreement with any senior executive of the Company, or establish any new severance plan or policy covering any senior executive of the Company, in each case, that provides for cash severance benefits exceeding 2.99 times the sum of the senior executive's base salary plus target bonus for the year of termination, without seeking shareholder approval or ratification of such agreement, arrangement, plan or policy.

NO TAX GROSS-UPS ON SEVERANCE BENEFITS

None of the NEOs is entitled to any tax gross-up payments for any tax liability they incur with respect to severance benefits or other change in control-related payments. The material terms of the NEOs' Employment Agreements and post-employment compensation are described in "Potential payments upon termination or change in control" starting on **page 78**.

Compensation Committee report

The Compensation Committee has furnished the report set forth below. The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

To the Board of Directors of Cognizant Technology Solutions Corporation:

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in the Company's proxy statement for the 2026 annual meeting of shareholders. The Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in such proxy statement for filing with the Securities and Exchange Commission and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2025 based on such review and discussion.

By the Compensation Committee of the Board of Directors of Cognizant Technology Solutions Corporation

     

Leo S. Mackay, Jr. (Chair)   **Zein Abdalla**   **Vinita Bali**   **Eric Branderiz**   **Karima Silvent**   **Joseph M. Velli**

Executive compensation tables

2025 Summary compensation table

The following 2025 Summary compensation table provides certain summary information concerning the compensation earned for services rendered in all capacities to us and our subsidiaries for the years ended December 31, 2023, 2024 and 2025 by our NEOs.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Non-Equity Incentive Plan Comp.	All Other Comp.	SEC Total
Ravi Kumar CEO	2025	$ 1,300,000	—	$ 15,824,498	$ 4,394,000	$ 13,950	$ 21,532,448
	2024	$ 1,199,990	—	$ 13,012,147	$ 2,575,920	$ 13,650	$ 16,801,707
	2023	$ 966,036	$ 750,000	$ 20,252,245	$ 585,224	$ 9,900	$ 22,563,405
Jatin Dalal CFO	2025	$ 825,000	—	$ 4,848,082	$ 1,394,250	$ 13,950	$ 7,081,282
	2024	$ 750,000	$ 150,000	$ 7,742,990	$ 804,975	$ 664,034	$ 10,111,999
	2023	$ 60,096	$ 150,000	$ 3,077,457	$ 18,203	$ 47,958	$ 3,353,714
Surya Gummadi President – Americas	2025	$ 800,005	—	$ 3,835,194	$ 984,000	$ 13,450	$ 5,632,649
	2024	$ 725,011	—	$ 3,195,505	$ 569,343	$ 11,300	$ 4,501,159
	2023	$ 650,000	$ 750,000	$ 2,787,355	$ 102,960	$ 10,050	$ 4,300,365
John Kim Chief Legal Officer, Chief Administrative Officer and Corporate Secretary	2025	$ 800,000	—	$ 3,431,385	$ 1,352,000	$ 13,950	$ 5,597,335
	2024	$ 800,000	—	$ 3,862,541	$ 858,640	$ 18,236	$ 5,539,417
	2023	$ 700,000	—	$ 3,220,248	$ 212,030	$ 12,950	$ 4,145,228
Balu Ganesh Ayyar President – Asia Pacific & Japan and Industry Solutions Group	2025	$ 732,941	—	$ 1,767,627	$ 1,355,941	$ 9,369	$ 3,865,878
	2024	$ 716,860	—	$ 1,757,936	$ 693,276	$ 8,781	$ 3,176,853
	2023	$ 713,264	—	$ 1,817,442	$ 320,184	$ 8,459	$ 2,859,349

Salary. Salaries are paid in the local currency of the resident jurisdiction of each NEO. The local currency for Mr. Kumar, Mr. Dalal, Mr. Gummadi and Mr. Kim is US$. For purposes of this column, Mr. Ayyar's 2025 salary has been converted to US$ from SGD at an exchange rate of approximately S$1 = $0.77, the 12-month average exchange rate for fiscal year 2025.

Stock Awards. Amounts shown in this column represent the aggregate grant date fair value of PSUs and RSUs determined in accordance with FASB ASC Topic 718 granted in each respective year. These amounts reflect the Company's accounting expense as required by SEC rules and do not correspond to the actual value that will be realized by the NEO. The reported dollar amounts do not take into account any estimated forfeitures related to continued service vesting requirements. See **pages 55** to **67** for information on the terms of the RSUs and PSUs granted during 2025. For information regarding assumptions underlying the valuation of stock-based awards, see "Stock-Based Compensation" in the notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the applicable fiscal year.

The grant date fair value of stock awards granted in 2025 are set out below. The 2025-2027 PSUs were part of the target direct compensation ("TDC") for all NEOs. In addition, "transition grants" of RSUs with front-loaded vesting were granted as well to reflect increased target compensation levels, where applicable, and allow the executive to continue to receive the full targeted quarterly value of their awards; these transition grants may result in compensation for purposes of this table in excess of annual TDC amounts. See pages **55, 64** and **65** for information regarding transition grants of RSUs.

	Mr. Kumar	Mr. Dalal	Mr. Gummadi	Mr. Kim	Mr. Ayyar
2025-2027 PSUs	$9,824,555	$2,348,127	$1,835,297	$1,781,394	$ 917,662
RSUs - annual grant and transition grants	$5,999,943	$2,499,955	$1,999,897	$1,649,991	$ 849,965

The grant date fair value of the portion of the 2025-2027 PSUs relating to relative TSR (see **pages 54** to **60**) shown above are determined in accordance with FASB ASC Topic 718 as an award with a "market condition," meaning the value is based on the probable outcome of the performance conditions at the time of grant.

The grant date fair values of PSUs granted to our NEOs during 2025, assuming maximum performance (200%, in each case based on the closing price on the date of grant), would be as set out below.

PSUs, settlement at maximum	Mr. Kumar	Mr. Dalal	Mr. Gummadi	Mr. Kim	Mr. Ayyar
2025-2027 PSUs	$ 18,199,835	$4,349,869	$3,399,859	$3,299,981	$1,699,930

Non-Equity Incentive Plan Compensation. Amounts shown in this column represent cash incentive awards earned for each respective fiscal year and paid in the first quarter of the following year under our ACI program (see **pages 54** to **67**). ACI is paid in the local currency of the resident jurisdiction of each NEO. The local currency for Mr. Kumar, Mr. Dalal, Mr. Gummadi and Mr. Kim is US$. For purposes of this column, Mr. Ayyar's ACI has been converted to US$ from SGD at an exchange rate of approximately S$1 = $0.77, the 12-month average exchange rate for fiscal year 2025.

All Other Compensation. We provide our NEOs with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. For fiscal 2025, the aggregate cost of perquisites and other personal benefits provided to each of our NEOs, if any, was less than $10,000. The costs shown in the table below reflect Company contributions to defined contribution plans for each of our NEOs.

	Mr. Kumar	Mr. Dalal	Mr. Gummadi	Mr. Kim	Mr. Ayyar
401(k) matching contribution	$ 13,950	$ 13,950	$ 13,450	$ 7,867	—
CSRP matching contribution	—	—	—	$ 6,083	—
CPF matching contribution[a]	—	—	—	—	$ 9,369

[a] The value of the CPF matching contribution provided to Mr. Ayyar is converted to US$ from SGD at an exchange rate of approximately S$1 = $0.77, the 12-month average exchange rate for fiscal year 2025.

2025 Grants of plan-based awards table

The following table provides certain summary information concerning each grant of an award made to an NEO in the 2025 fiscal year under a compensation plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards: Number of Shares of Stock or Units			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Equity Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Ravi Kumar	3/3/2025	$ 1,300,000	$ 2,600,000	$ 5,200,000					
	3/3/2025				54,484	108,968	217,936		$ 9,824,555
	3/3/2025							71,847	$ 5,999,943
Jatin Dalal	3/3/2025	$ 412,500	$ 825,000	$ 1,650,000					
	3/3/2025				13,022	26,044	52,088		$ 2,348,127
	3/3/2025							22,153	$ 1,849,997
	3/3/2025							7,783	$ 649,958
Surya Gummadi	3/3/2025	$ 400,000	$ 800,000	$ 1,600,000					
	3/3/2025				10,178	20,356	40,712		$ 1,835,297
	3/3/2025							16,764	$ 1,399,962
	3/3/2025							7,184	$ 599,935
John Kim	3/3/2025	$ 400,000	$ 800,000	$ 1,600,000					
	3/3/2025				9,879	19,758	39,516		$ 1,781,394
	3/3/2025							19,758	$ 1,649,991
Balu Ganesh Ayyar	3/3/2025	$ 366,470	$ 732,941	$ 1,465,882					
	3/3/2025				5,089	10,178	20,356		$ 917,662
	3/3/2025							10,178	$ 849,965

Estimated Future Payouts Under Non-Equity Incentive Plan Awards. For all NEOs, represents the range of ACI that can be earned by the NEO if the threshold, target and maximum performance targets are achieved. The ACI is prorated if performance levels are achieved between the threshold and target levels or between the target and maximum levels. Performance below the threshold results in no payout to the NEO. See **pages 54**, **57** and **58** for information regarding the methodology and performance criteria applied in determining these potential cash incentive amounts. The actual ACI paid to each NEO for his 2025 performance is reported as "Non-Equity Incentive Plan Comp." in the 2025 Summary compensation table on **page 73**. For Mr. Ayyar, such amounts were converted to US$ for purposes of the table above based on the 12-month average exchange rate for fiscal year 2025 of approximately S$1 = $0.77.

Estimated Future Payouts Under Equity Incentive Plan Awards. Represents the range of shares that could vest pursuant to PSU awards. The values set out above are for the 2025-2027 PSUs awarded to such individuals in 2025 and included in TDC which are eligible to vest based on relative revenue growth (measured based on cumulative growth over the three-year measurement period compared against a group of peer companies), adjusted diluted EPS and relative TSR over the 3-year performance period beginning January 1, 2025 and ending December 31, 2027. See **pages 54** to **67** for a description of the terms of the PSUs and the awards to the NEOs.

All Other Stock Awards. Represents RSUs granted in 2025. The RSUs granted on March 3, 2025 (other than the 7,783 RSUs granted to Mr. Dalal and the 7,184 RSUs granted to Mr. Gummadi) vest in equal 1/12th installments over three years, commencing on June 15, 2025, and will be fully vested on March 15, 2028. The other RSUs granted on March 3, 2025 to Mr. Dalal and Mr. Gummadi represent transition awards granted in connection with their increased annual target compensation in 2025 to ensure continued vesting of targeted annual RSU amounts for each executive. They vest in quarterly installments through March 15, 2028, with 1/8th vesting on each of the first four vesting dates, 2/3rds of 1/8th vesting on each of the next four vesting dates, 1/3rd of 1/8th vesting on each of the next three vesting dates and the remainder vesting on the 12th vesting date. See **page 55** and **63** to **67** for a description of the terms of the RSUs, including transition awards, and the awards to NEOs.

Grant Date Fair Value of Equity Awards. Represents the grant date fair value of the PSUs and RSUs determined in accordance with FASB ASC Topic 718, assuming target achievement for PSUs and, for PSUs relating to relative TSR, based on the probable outcome of the performance conditions at the time of grant. For information regarding assumptions underlying the valuation of stock-based awards, see "Stock-Based Compensation" under Note 1 to the Consolidated Financial Statements in our 2025 Annual Report.

Outstanding equity awards at fiscal year-end 2025

The following table provides certain summary information concerning outstanding equity awards held by the NEOs as of December 31, 2025. Our NEOs did not hold any outstanding option awards as of December 31, 2025.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Ravi Kumar	2/16/2023	5,777[2]	$ 479,491		
	2/28/2024	26,546[2]	$ 2,203,318		
	3/3/2025	53,886[2]	$ 4,472,538		
	3/6/2023	63,093[3]	$ 5,236,719[3]		
	1/12/2023			115,205[4]	$ 9,562,015[4]
	2/28/2024			191,130[5]	$ 15,863,790[5]
	3/3/2025			217,936[6]	$ 18,088,688[6]
Jatin Dalal	12/4/2023	2,167[2]	$ 179,861		
	2/28/2024	9,822[2]	$ 815,226		
	3/3/2025	16,615[2]	$ 1,379,045		
	3/3/2025	4,865[2]	$ 403,795		
	2/28/2024	28,521[7]	$ 2,367,243[7]		
	2/28/2024			47,144[5]	$ 3,912,952[5]
	3/3/2025			52,088[6]	$ 4,323,304[6]

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
			Stock Awards		
Surya Gummadi	2/16/2023	754[2]	$ 62,582		
	2/16/2023	629[2]	$ 52,207		
	2/28/2024	5,840[2]	$ 484,720		
	2/28/2024	1,913[2]	$ 158,779		
	3/3/2025	12,573[2]	$ 1,043,559		
	3/3/2025	4,490[2]	$ 372,670		
	3/6/2023	10,058[3]	$ 834,814[3]		
	2/28/2024			35,676[5]	$ 2,961,108[5]
	3/3/2025			40,712[6]	$ 3,379,096[6]
John Kim	2/16/2023	1,225[2]	$ 101,675		
	2/16/2023	628[2]	$ 52,124		
	2/16/2023	283[2]	$ 23,489		
	2/28/2024	6,371[2]	$ 528,793		
	2/28/2024	2,869[2]	$ 238,127		
	3/3/2025	14,819[2]	$ 1,229,977		
	3/6/2023	10,972[3]	$ 910,676[3]		
	2/28/2024			42,048[5]	$ 3,489,984[5]
	3/3/2025			39,516[6]	$ 3,279,828[6]
Balu Ganesh Ayyar	2/16/2023	1,005[2]	$ 83,415		
	2/16/2023	63[2]	$ 5,229		
	2/28/2024	4,513[2]	$ 374,579		
	3/3/2025	7,634[2]	$ 633,622		
	3/6/2023	7,771[3]	$ 644,993[3]		
	2/28/2024			21,660[5]	$ 1,797,780[5]
	3/3/2025			20,356[6]	$ 1,689,548[6]

[1] Market value was determined utilizing the closing price of our common stock of $83.00 on December 31, 2025, and the performance level for each award as indicated in footnotes 3 through 7 below.

[2] Amounts shown represent the following with respect to RSUs:

Mr. Kumar. Awards shown are time-based RSUs that were granted on February 16, 2023, February 28, 2024 and March 3, 2025, respectively, and vest on specified dates if Mr. Kumar is still employed by the Company. A total of 50,962 shares are scheduled to vest in February, March, June, September and December of 2026; a total of 29,259 shares are scheduled to vest in March, June, September and December of 2027; and a total of 5,988 shares are scheduled to vest in March of 2028.

Mr. Dalal. Awards shown are time-based RSUs that were granted on December 4, 2023, February 28, 2024 and March 3, 2025, respectively, and vest on specified dates if Mr. Dalal is still employed by the Company. A total of 20,325 shares are scheduled to vest in March, June, September and December of 2026; a total of 10,972 shares are scheduled to vest in March, June, September and December of 2027; and a total of 2,172 shares are scheduled to vest in March of 2028.

Mr. Gummadi. Awards shown are time-based RSUs that were granted on February 16, 2023, February 28, 2024 and March 3, 2025, respectively, and vest on specified dates if Mr. Gummadi is still employed by the Company. A total of 15,929 shares are scheduled to vest in February, March, June, September and December of 2026; a total of 8,573 shares are scheduled to vest in March, June, September and December of 2027; and a total of 1,697 shares are scheduled to vest in March of 2028.

Mr. Kim. Awards shown are time-based RSUs that were granted on February 16, 2023, February 28, 2024 and March 3, 2025, respectively, and vest on specified dates if Mr. Kim is still employed by the Company. A total of 16,208 shares are scheduled to vest in February, March, June, September and December of 2026; a total of 8,340 shares are scheduled to vest in March, June, September and December of 2027; and a total of 1,647 shares are scheduled to vest in March of 2028.

Mr. Ayyar. Awards shown are time-based RSUs that were granted on February 16, 2023, February 28, 2024 and March 3, 2025, respectively, and vest on specified dates if Mr. Ayyar is still employed by the Company. A total of 8,071 shares are scheduled to vest in February, March, June, September and December of 2026; a total of 4,295 shares are scheduled to vest in March, June, September and December of 2027; and a total of 849 shares are scheduled to vest in March of 2028.

(3) **2023-2025 PSUs.** The number of units and the payout values are based on actual payout at 57% of target, as certified by the Compensation Committee, and such shares settled on March 16, 2026 (after compliance with the requirement of continued employment through such date). See **pages 55** to **59** for additional information on these PSUs.

(4) **2023-2026 CEO PSUs (New Hire).** Based on performance through December 31, 2025, the number of units and the payout value shown above assume a payout at maximum. Represents the number of unearned shares not vested equal to the maximum number of shares to be settled under the award for PSUs granted in 2023 with a market condition, and a four-year performance measurement period beginning January 12, 2023 and ending January 12, 2027. See **page 61** for additional information.

(5) **2024-2026 PSUs.** Based on performance through December 31, 2025, the number of units and the payout values shown above assumed a payout at maximum. Represents the number of unearned shares not vested equal to the maximum number of shares to be settled under the award for PSUs granted in 2024 with a 3-year performance measurement period. See **pages 55** to **60** for additional information. After the Compensation Committee determines, based on the performance during the 3-year performance measurement period, the number of shares that may vest, such shares are expected to vest no later than March 15, 2027 (subject to continued employment through such date).

(6) **2025-2027 PSUs.** Based on performance through December 31, 2025, the number of units and the payout values shown above assumed a payout at maximum. Represents the number of unearned shares not vested equal to the maximum number of shares to be settled under the award for PSUs granted in 2025 with a 3-year performance measurement period. See **pages 55** to **60** for additional information. After the Compensation Committee determines, based on the performance during the 3-year performance measurement period, the number of shares that may vest, such shares are expected to vest no later than March 15, 2028 (subject to continued employment through such date).

(7) **CFO new hire two-year PSUs.** The number of units and the payout values are based on actual payout at 121% of target, as certified by the Compensation Committee, and such shares settled on March 16, 2026 (after compliance with the requirement of continued employment through such date). See **pages 55** to **59** for additional information on these PSUs.

2025 Stock vested table

None of our NEOs held or exercised any options during 2025. The following table provides information about the value realized by the NEOs on stock awards that vested during the year ended December 31, 2025.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting Date**	**Value Realized on Vesting**
Ravi Kumar	62,304	$ 4,987,662
Jatin Dalal	54,943	$ 4,406,315
Surya Gummadi	32,582	$ 2,633,385
John Kim	27,447	$ 2,223,309
Balu Ganesh Ayyar	14,181	$ 1,157,867

Stock Awards. The number of shares shown in the table reflects the gross number of shares each NEO was entitled to receive upon vesting of the underlying PSUs or RSUs. Except with respect to Mr. Ayyar, the Company reduced the number of shares issued to each NEO by automatically withholding a number of shares with a fair market value as of the vesting date sufficient to satisfy required tax withholdings. Value realized on vesting is calculated by multiplying the number of shares acquired on vesting by the fair market value of the shares on the respective vesting dates, including any dividend equivalents payable on vesting.

2025 Pension benefits and non-qualified deferred compensation

None of our NEOs were participants in any plan that provided payments or other benefits at, following, or in connection with retirement in 2025 other than the broad-based defined contribution plans. Further, none of our NEOs participate in any nonqualified deferred compensation plan.

Potential payments upon termination or change in control

Overview of potential payments

Employment agreements

We have entered into employment agreements with our NEOs that provide certain benefits if such employees are terminated without Cause or leave for Good Reason (each, a "Qualifying Termination" — see "What is a 'Qualifying Termination'?" below for more details). Such benefits are adjusted in the event the Qualifying Termination occurs within the 12 months following a change in control. The employment agreements also provide for certain benefits in the event of the NEO's death. The table below summarizes the benefits under the employment agreements, as applicable to each of our NEOs set forth below.

Termination Event	Covered NEOs	Salary and ACI	Benefits	Unvested RSUs/ Time-Based Awards	Unvested PSUs / Performance-Based Awards	
					Performance Measurement Period Ended; Performance Objectives Satisfied	Performance Measurement Period Not Ended
Qualifying Termination – **no Change in Control**	**Kumar, Dalal, Gummadi, Kim and Ayyar**	**1x**...base salary, payable over 12 months ...ACI (100% of target), payable in a lump sum	**18 months** of reimbursement for COBRA premiums, as applicable	Acceleration of awards that would otherwise vest in the next **12 months**	Acceleration of awards that would otherwise vest in the next **12 months**	**Forfeited**
Qualifying Termination – within 12 months of **Change in Control**	**Kumar, Dalal, Gummadi, Kim and Ayyar**	**2x**...base salary, payable over 24 months ...ACI (100% of target), payable in a lump sum	**18 months** of reimbursement for COBRA premiums, as applicable	Acceleration of **entire award**	Acceleration of **entire award**	**Vesting of pro-rata amount** (based on portion of performance period elapsed and performance results as of change in control date)[1]
Death	**Kumar, Dalal, Gummadi, Kim and Ayyar**	Prorated ACI (100% of target), payable in a lump sum	None	Acceleration of **entire award**	Acceleration of **entire award**	**Vesting of pro-rata amount** (based on portion of performance period elapsed and performance results prior to death)

[1] In 2026, the employment agreements were amended to provide for acceleration of the full award (with payout based on the greater of (a) the applicable target performance level or (b) the actual performance results as of the employee's termination date).

What is a "qualifying termination"?

TERMINATION WITHOUT "CAUSE'

"Cause" is defined as:

- Willful malfeasance or willful misconduct in connection with employment;
- Continuing failure to perform duties requested;
- Failure to observe material policies of the Company;
- Commission of any felony or any misdemeanor involving moral turpitude;
- Engaging in any fraudulent act or embezzlement; or
- Any material breach of an employment agreement.

LEAVING FOR "GOOD REASON"

"Good Reason" is defined as:

- A material diminution of authority, duties or responsibilities;
- A material diminution in overall compensation package that is not broadly applied to other executives;
- The Company's failure to obtain from its successor the express assumption of an employment agreement; or
- The Company's change, without the executive officer's consent, in the principal place of his or her work to a location more than 50 miles from the primary work location, but only if the change is after a change in control.

Limitations on severance

The employment agreements also provide that in the event any payments under the employment agreements would constitute parachute payments under IRC Section 280G, then the payments under the employment agreements will be reduced by the minimum amount necessary so that no amounts paid will be non-deductible to the Company or subject to the excise tax imposed under IRC Section 4999.

The Board has adopted a Senior Executive Cash Severance Policy (the "Policy"). This Policy provides that the Company will not enter into any new employment agreement or severance or separation arrangement or agreement with any senior executive of the Company, or establish any new severance plan or policy covering any senior executive of the Company, in each case, that provides for cash severance benefits exceeding 2.99 times the sum of the senior executive's base salary plus target bonus for the year of termination, without seeking shareholder approval or ratification of such agreement, arrangement, plan or policy.

Benefits under the retirement, death and disability policy

As described on **page 68**, Cognizant has adopted a retirement, death and disability policy. None of our NEOs currently qualifies for retirement benefits under the policy. However, each of the NEOs would be eligible for benefits under the retirement, death and disability policy in the event of their death or disability to the extent that their employment agreement does not already provide for such benefits.

Cash severance payments are contingent on the executive officers executing and not revoking a waiver and release of claims against the Company and complying with one-year post-termination non-competition and non-solicitation covenants, a six-month post-termination intellectual property covenant and a perpetual confidentiality covenant (subject to administrator discretion and where permitted by law). Upon any termination of employment, each executive officer will also be entitled to any amounts earned, accrued and owed but not yet paid as of the termination date and any benefits accrued and earned in accordance with the terms of any benefits plans or programs, and these amounts are not conditioned upon the release becoming effective.

Calculation of potential payments

The following table shows potential payments to our NEOs under the employment agreements and our retirement, death and disability policy. Potential payments are calculated (i) assuming that the applicable triggering event occurred on December 31, 2025, (ii) where applicable, using the closing price of our common stock of $83.00 on December 31, 2025, as reported on Nasdaq and (iii) using a COBRA premium rate applicable for 2026 based on 2026 elections by each applicable NEO.

Name	Trigger	Salary and Bonus	Benefits	Awards Acceleration/ Extension	Total
Ravi Kumar	Qualifying Termination Prior to Change in Control	$ 3,900,000	$ 35,291	$ 9,466,565	$ 13,401,856
	Qualifying Termination Following Change in Control	$ 7,800,000	$ 35,291	$ 25,972,277	$ 33,807,568
	Death or Disability	$ 2,600,000	—	$ 25,972,277	$ 28,572,277
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Jatin Dalal	Qualifying Termination Prior to Change in Control	$ 1,650,000	$ 35,291	$ 4,054,218	$ 5,739,509
	Qualifying Termination Following Change in Control	$ 3,300,000	$ 35,291	$ 7,745,311	$ 11,080,602
	Death or Disability	$ 825,000	—	$ 7,745,311	$ 8,570,311
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Surya Gummadi	Qualifying Termination Prior to Change in Control	$ 1,600,000	$ 35,291	$ 2,156,921	$ 3,792,212
	Qualifying Termination Following Change in Control	$ 3,200,000	$ 35,291	$ 5,001,995	$ 8,237,286
	Death or Disability	$ 800,000	—	$ 5,001,995	$ 5,801,995
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—

Name	Trigger	Salary and Bonus	Benefits	Awards Acceleration/ Extension	Total
John Kim	Qualifying Termination Prior to Change in Control	$ 1,600,000	$ 35,291	$ 2,255,940	$ 3,891,231
	Qualifying Termination Following Change in Control	$ 3,200,000	$ 35,291	$ 5,269,836	$ 8,505,127
	Death or Disability	$ 800,000	—	$ 5,269,836	$ 6,069,836
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Balu Ganesh Ayyar	Qualifying Termination Prior to Change in Control	$ 1,465,882	—	$ 1,314,886	$ 2,780,768
	Qualifying Termination Following Change in Control	$ 2,931,763	—	$ 2,867,235	$ 5,798,998
	Death or Disability	$ 732,941	—	$ 2,867,235	$ 3,600,176
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—

For purposes of calculating the potential payment upon a qualifying termination following a change in control, payout amounts for outstanding PSU awards where the performance period had not ended as of December 31, 2025 were calculated on a pro-rata basis based on the portion of the performance period elapsed and performance results as of December 31, 2025, in accordance with the terms of the underlying employment agreements with each of our NEOs in effect as of that date. In 2026, these employment agreements were amended to provide for acceleration of the full award as described above.

Equity compensation plan information

The following table provides information as of December 31, 2025 with respect to the shares of our common stock that may be issued under our existing equity compensation plans approved by shareholders, which include the 2023 Incentive Award Plan (the "2023 Plan"), the ESPP, and our prior equity compensation plans, the 2017 Incentive Award Plan (the "2017 Plan") and the 2009 Incentive Compensation Plan (the "2009 Plan"). The 2023 Plan succeeded the 2017 Plan, which previously succeeded the 2009 Plan. Awards granted under the 2017 Plan and the 2009 Plan remain valid, though no additional awards may be granted from either the 2017 Plan or the 2009 Plan. For additional information on our equity compensation plans, see Note 16 to the Consolidated Financial Statements in our 2025 Annual Report.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Future Issuance Under Equity Compensation Plans (excludes securities reflected in first column)
Equity compensation plans approved by security holders	4,373,240	$ 0.00	30,016,131
Equity compensation plans not approved by security holders	—	N/A	—
Total	**4,373,240**	**$ 0.00**	**30,016,131**

Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights. Excludes purchase rights outstanding under the ESPP. Under such plan, employees may purchase whole shares of stock at a price per share equal to 95% of the fair market value per share on the last trading day of the purchase period. As of December 31, 2025, 2,702,052 shares of common stock may be issued pursuant to RSUs upon vesting and 1,671,188 shares of common stock may be issued pursuant to PSUs upon vesting. The number of shares of common stock that may be issued under the outstanding and unvested PSUs for which the performance measurement period has not ended is based on vesting of the maximum number of award shares. The actual number of shares of common stock that may vest range from 0% to 250% of the target number based on the level of achievement of the applicable performance metric(s) and the continued service vesting requirements.

Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights. As of December 31, 2025, there were no options to purchase shares outstanding under the 2009 Plan, 2017 Plan or 2023 Plan. No weighting was assigned to PSUs or RSUs as no exercise price is applicable to PSUs or RSUs.

Number of Securities Available for Future Issuance Under Equity Compensation Plans. The securities listed in this column include 20,218,343 shares of common stock available for future issuance under the 2023 Plan. Any shares underlying outstanding awards (which shares are included in the first column of this table) that are forfeited under the 2009 Plan or the 2017 Plan are available for future issuance under the 2023 Plan. Also includes 9,797,788 shares available for future issuance under the ESPP. As of December 31, 2025, there were no outstanding purchase periods under the ESPP.

CEO pay ratio

We are required by SEC rules and regulations to disclose the annual total compensation for our CEO, an estimate of the median annual total compensation for our worldwide employee population excluding our CEO, and the ratio of annual total compensation for our CEO to the annual total compensation for such median employee. As further described below, we have also included supplemental pay ratio information to show the ratios of the annual total compensation of our CEO to the annual total compensation of our median employee in the United States.

The following table provides information, based on our reasonable estimates, about the relationship between the annual total compensation of Mr. Kumar and the annual total compensation of our median employees for the year ended December 31, 2025.

Category	Median Employee Annual Total Compensation	CEO Annual Total Compensation	Pay Ratio (CEO: median employee)
CEO Pay to Worldwide Median Employee Pay (SEC-required pay ratio disclosure)	$ 45,138	$ 21,532,448	477 : 1
CEO Pay to U.S. Median Employee Pay (Supplemental pay ratio information)	$ 140,739		153 : 1

Employees Included. The Company had approximately 351,600 employees as of December 31, 2025, with 256,900 in India, 41,600 in North America, 14,600 in Continental Europe, 7,800 in the United Kingdom and 30,700 in various other locations throughout the rest of the world. In identifying the worldwide median employee, we included all such employees, except for Mr. Kumar and approximately 25 employees of Matterway, a non-integrated business acquired during 2025. In identifying the U.S. median employee, we included all employees in the United States except for Mr. Kumar and employees of Matterway. We did not include any independent contractors or any employees who did not have earnings reported in 2025 in either calculation.

Compensation Included. In identifying the median employees, we used the actual salary, bonus or ACI, as applicable, for 2025 (in each case annualized for full-time employees who joined during 2025 and estimated where final bonus amounts had not yet been determined as of the date of this filing (approximately 900 employees' bonuses)) and the grant date fair value of PSUs and RSUs awarded during 2025 for each applicable employee as of December 31, 2025. Where there were multiple employees with the resulting median compensation, we calculated each such employee's annual total compensation in the same manner as the "SEC Total" of compensation shown for Mr. Kumar in the "2025 Summary compensation table" on **page 73**. We used such annual total compensation to identify the median of such employees and for disclosure of median employee pay herein (averaged where the median fell between two employees).

Currency Conversion. For employees receiving their compensation in a currency other than US$, we converted such compensation to US$ based on the 12-month average exchange rates for 2025.

Cost-of-Living Adjustment. We applied a cost-of-living adjustment to the compensation of each of our employees residing in a jurisdiction other than Mr. Kumar's principal work location (the United States) in order to adjust the compensation of such employees to the jurisdiction of Mr. Kumar's principal work location. In making such cost-of-living adjustments for all employees not based in the United States, we used the cost-of-living index for the country in which the employee was based. Each such cost-of-living index, including that for India (18.9), the location of the worldwide median employee, was used to adjust the applicable compensation of employees to the cost-of-living index for the United States (68.8). All cost-of-living indexes used were as published by Numbeo.com for full-year 2025. Without application of a cost-of-living adjustment, and after otherwise utilizing the same process described above to identify the worldwide median employee, the worldwide median employee would have been a full-time, salaried employee located in India with annual total compensation of $14,136. The ratio of the annual total compensation of Mr. Kumar to such median employee's annual total compensation was 1,523 : 1.

Supplemental U.S. Median Employee Pay Ratio. The form and amount of Mr. Kumar's annual total compensation is largely influenced by prevailing compensation practices in the United States and the competitive market for senior executive talent. While the market for such talent is global, given that the Company is a U.S.-headquartered, publicly traded company, we believe that it is useful to understand the relationship between the annual total compensation of Mr. Kumar and the annual total compensation of our median employees in the United States.

Pay versus performance table

The following table provides certain summary information concerning the relationship between executive "compensation actually paid" to our principal executive officer ("PEO") and other NEOs and certain financial performance of the Company. **The "compensation actually paid" does not necessarily reflect the value received or realized by our NEOs or how the compensation committee evaluates compensation decisions in light of Company performance.** Information on the compensation realized by our NEOs can be found on **pages 61** to **67**. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, see "Compensation -- Compensation Discussion and Analysis" beginning on **page 49**. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

| Year | Summary Compensation Table Total for PEO | | Compensation Actually Paid to PEO | | Average Summary Compensation Table Total for Non-PEO NEOs | Average Compensation Actually Paid to Non-PEO NEOs | Value of Initial Fixed $100 Investment Based On: | | Net Income (GAAP) ($M) | Revenue (GAAP) ($M) |
	Mr. Kumar	Mr. Humphries	Mr. Kumar	Mr. Humphries			Total Share-holder Return	Peer Group Total Share-holder Return		
2025	$21,532,448	—	$ 26,662,787	—	$ 5,544,286	$ 6,453,872	$ 109.43	$ 196.16	$ 2,230	$ 21,108
2024	$16,801,707	—	$ 14,296,554	—	$ 5,832,357	$ 5,669,163	$ 99.77	$ 166.40	$ 2,240	$ 19,736
2023	$22,563,405	$ 4,216,416	$ 23,063,570	$ (11,121,997)	$ 4,217,441	$ 3,122,360	$ 96.44	$ 133.10	$ 2,126	$ 19,353
2022	—	$17,943,894	—	$ (949,565)	$ 4,263,584	$ 808,056	$ 71.77	$ 105.40	$ 2,290	$ 19,428
2021	—	$19,687,285	—	$ 22,375,791	$ 5,654,584	$ 6,736,685	$ 109.64	$ 128.71	$ 2,137	$ 18,507

Summary Compensation Table Total for PEO. Mr. Kumar served as our CEO for all of 2025 and 2024. During 2023, Mr. Kumar and Brian Humphries each served for a period of time as our CEO and Mr. Humphries was our CEO for 2021 and 2022. The dollar amounts shown in these two columns represent the "SEC Total" as set forth in the Summary compensation table.

Compensation Actually Paid to PEO. The dollar amounts shown represent the amount of "compensation actually paid" to Mr. Kumar for 2025, as computed in accordance with Item 402 (v) of Regulation S-K, and do not reflect the total compensation actually realized or received by Mr. Kumar. In accordance with these rules, these amounts reflect "SEC Total" as set forth in the 2025 Summary compensation table, adjusted as **shown below.** Equity values are computed in a manner consistent with the fair value methodology used to account for share-based payments in our financial statements under GAAP. The methodology assumptions used to compute these values do not materially differ from those used at the time of grant.

Compensation actually paid to Mr. Kumar	2025
Summary Compensation Table Total	$ 21,532,448
Less, value of Stock Awards reported in Summary Compensation Table	$ (15,824,498)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	$ 14,958,168
Plus, fair value as of vesting date of equity awards granted and vested in the year	$ 1,400,479
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	$ 4,492,627
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year	$ 103,563
Less, prior year-end fair value for any equity awards forfeited in the year	—
Compensation actually paid to PEO	**$ 26,662,787**

Average Summary Compensation Table Total for Non-PEO NEOs. The dollar amounts shown represent the average of the amounts reported as "SEC Total" in the Summary compensation table for the Company's NEOs as a group (excluding Mr. Kumar and Mr. Humphries) in each applicable year. For 2025 and 2024, our non-PEO NEOs are Mr. Dalal, Mr. Gummadi, Mr. Kim and Mr. Ayyar. For 2023, our non-PEO NEOs were Mr. Dalal, Jan Siegmund, Mr. Gummadi, Mr. Kim, Mr. Ayyar and Becky Schmitt. For 2022, our non-PEO NEOs were Mr. Siegmund, Mr. Gummadi, Mr. Ayyar, Mr. Kim, Greg Hyttenrauch and Ursula Morgenstern. For 2021, our non-PEO NEOs were Mr. Siegmund, Mr. Hyttenrauch, Mr. Kim and Rajesh Nambiar.

Average Compensation Actually Paid to Non-PEO NEOs. The dollar amounts shown represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Kumar) for 2025, as computed in accordance with Item 402 (v) of Regulation S-K, and do not reflect the total compensation actually realized or received by such NEOs. In accordance with these rules, these amounts reflect "SEC Total" as set forth in the 2025 Summary compensation table, adjusted as **shown below.** Equity values are computed in a manner consistent with the fair value methodology used to account for share-based payments in our financial statements under GAAP. The methodology assumptions used to compute these values do not materially differ from those used at the time of grant.

Average compensation actually paid to Non-PEO NEOs	2025
Average Summary Compensation Table Total	$ 5,544,286
Less, average value of Stock Awards reported in Summary Compensation Table	$(3,470,572)
Plus, average year-end fair value of outstanding and unvested equity awards granted in the year	$ 3,107,430
Plus, average fair value as of vesting date of equity awards granted and vested in the year	$ 444,913
Plus (less), average year over year change in fair value of outstanding and unvested equity awards granted in prior years	$ 753,447
Plus (less), average year over year change in fair value of equity awards granted in prior years that vested in the year	$ 74,368
Less, average prior year-end fair value for any equity awards forfeited in the year	—
Average compensation actually paid to non-PEO NEOs	$ 6,453,872

Total Shareholder Return. Total Shareholder Return (TSR) is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end of each fiscal year shown and the beginning of the measurement period, by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2020.

Peer Group Total Shareholder Return. The peer group used for this column is the S&P 500 Information Technology Sector Index (S5INFT).

Cognizant Reported Revenue per US GAAP. We have presented revenue, calculated in accordance with U.S. GAAP, since revenue, as adjusted for currency fluctuations and acquisitions, is the most significant performance metric in the Company's ACI and annual PSU awards granted prior to 2024 (annual PSU awards granted from 2024 onward tie performance to relative constant currency revenue growth compared to a set of peer companies). In the presentation, we have not adjusted the revenue amounts for acquisitions because there are differences in acquisitions required to be adjusted for ACI and each of the applicable annual PSU awards due to the timing of the target-setting process for each of the awards. Additionally, we have not adjusted the presented revenue amounts for impacts of currency as currency adjustments are relative to the applicable base year of measurement.

Relationship between compensation actually paid and performance

The table below reflects the relationship between the PEO and the average Other NEO compensation actually paid and the performance measures shown in the Pay versus performance table annually from 2021 to 2025. For each column below, the amount shown represents the percentage increase or percentage decrease in such item annually from 2021 to 2025; amounts for the relevant years used in such calculations are shown in the Pay versus performance table on **page 82**.

Period	Compensation Actually Paid to Mr. Kumar	Compensation Actually Paid to Mr. Humphries	Average Compensation Actually Paid to Other NEOs	Company TSR	Peer Group TSR	Net Income	Revenue
2024 to 2025	86.5%	—	13.8%	9.7%	17.9%	(0.4%)	7.0%
2023 to 2024	(38.0%)	—	81.6%	3.5%	25.0%	5.4%	2.0%
2022 to 2023	—	(1,071.3%)	286.4%	34.4%	26.3%	(7.2%)	(0.4%)
2021 to 2022	—	(104.2%)	(88.0%)	(34.5%)	(18.1%)	7.2%	5.0%

The change in Compensation Actually Paid from 2021 to 2022 (a reduction of 104.2% for Mr. Humphries and an average reduction of 88.0% for the other NEOs) is largely due to the impact of the significant reduction in the Company's stock price from $88.72 as of December 31, 2021 to $57.19 as of December 31, 2022 on the value of each NEO's unvested equity awards. This reduction is reflected in the negative 34.5% Company TSR over such period. In contrast, from December 31, 2022 to December 31, 2023, the Company's stock price increased from $57.19 to $75.53, as reflected in the Company TSR of 34.4%. However, during such period the Company's revenue and net income suffered from macroeconomic challenges, resulting in relatively low ACI payouts. This reduced payout was offset by increases in the value of each NEO's equity holdings, resulting in an average 286.4% increase in compensation actually paid to the non-PEO NEOs. In addition, the 1,071.3% decrease in Mr. Humphries' compensation actually paid from 2022 to 2023 includes the impact of the forfeiture of approximately $15.5 million of equity grants in connection with the termination of his employment. The 38.0% decrease in Mr. Kumar's compensation actually paid from 2023 to 2024 is largely due to certain one-time equity awards that he received when he assumed the CEO position in 2023, which significantly increased his 2023 compensation, including RSUs that were granted and vested in 2023. The increase in Compensation Actually Paid from 2024 to 2025 for Mr. Kumar and the other NEOs is largely due to the following factors: (1) the higher payout percentage under the Company's ACI program as compared to 2024 (~74% increase for non-PEO NEOs), with a large portion of the increase resulting from the revenue metric paying out at significantly higher than target level, as reflected by the corresponding increase in revenue shown above; and (2) increase to the value of each NEO's unvested equity awards due to an increase in the Company's stock price from $76.90 as of December 31, 2024 to $83.00 as of December 31, 2025, as reflected by the corresponding increase in the Company's TSR shown above, as well as higher trending performance of the Company's PSU awards as compared to the prior year's trending performance, including for PSUs tied to market conditions.

As described in more detail in the section "Compensation – Compensation discussion and analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the foregoing descriptions of the relationships between information presented in the Pay versus performance table.

Financial performance measures

As required, we disclose below the most important measures used by the Company to link compensation actually paid to our NEOs for 2025 to Company performance. For further information regarding these performance metrics and their function in our executive compensation program, please see "Compensation -- Compensation discussion and analysis." These measures are unranked.

- **Revenue**, which is utilized in our ACI and certain PSUs as **Revenue adjusted for currency fluctuations and acquisitions** (as described on **pages 54** to **58**)
- **Adjusted operating margin** (as described on **pages 54** and **57**)
- **Adjusted diluted earnings per share** (as described on **pages 55** and **58**)
- **Relative total shareholder return** (as described on **pages 55, 56** and **58**)

Audit matters

Ratification of appointment of independent registered public accounting firm

✔ The Board unanimously recommends a **vote FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026.

What are you voting on?

Our Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit our Consolidated Financial Statements and our internal control over financial reporting for 2026. We are asking our shareholders to ratify this appointment of PwC. Although ratification is not required by our by-laws or otherwise, the Board values the opinions of our shareholders and believes that shareholder ratification of the Audit Committee's selection is a good corporate governance practice. If the selection is not ratified, the Audit Committee will take this fact into consideration in determining whether it is appropriate to select another independent auditor for 2026 or future years. Even if the selection is ratified, the Audit Committee may select a different independent auditor at any time during the year if it determines that this would be in the best interests of the Company and its shareholders.

Independent auditor

Review and engagement

The Audit Committee is directly responsible for the appointment, compensation (including negotiation and approval of the audit fees), retention and oversight of the independent registered public accounting firm that audits our financial statements and our internal control over financial reporting. The Audit Committee and its Chair are directly involved in the selection of the lead audit partner at the start of each rotation.

To provide for continuing audit independence:

- the audit committee periodically considers whether there should be a change of the accounting firm that is retained, and considers the advisability and potential impact of selecting a different accounting firm;
- the accounting firm, any covered person in the firm and any of their immediate family members are not permitted to have any direct or material indirect financial interest in or any connection with us in any capacity other than as our auditors, providing audit and permissible non-audit related services; and
- in accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide services to our Company. For lead audit partners and quality review partners, the maximum number of consecutive years of service in that capacity is five years.

The members of the Audit Committee and the Board believe that the continued retention of PwC to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders.

Annual meeting attendance

We expect PwC representatives to attend the annual meeting. They will have an opportunity to make a statement if they wish and are expected to be available to respond to appropriate questions from shareholders.

Pre-approval policy and procedures

The Audit Committee has adopted a policy that generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below. From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided. The Audit Committee has also delegated to its Chair the authority to approve any audit or non-audit services to be provided to us by our independent registered public accounting firm. Any such approval of services pursuant to this delegated authority is reported on at the next Audit Committee meeting. During 2024 and 2025, the Audit Committee approved all services provided to us by PwC that are subject to the pre-approval procedures in accordance with our pre-approval policy.

Auditor fees

The following table summarizes the fees of PwC, our independent registered public accounting firm, for each of the last two fiscal years.

Fee Category	2024	2025
Audit Fees	$ 6,796,300	$ 7,106,200
Audit-Related Fees	2,720,700	2,860,500
Tax Fees	328,100	783,400
All Other Fees	222,000	214,500
Total	**$ 10,067,100**	**$ 10,964,600**

Audit Fees. Audit fees consist of fees for the audit of our Consolidated Financial Statements (including internal controls over financial reporting), the review of our interim quarterly financial statements, and other professional services provided in connection with statutory and regulatory filings or engagements. The increase from 2024 is attributable to the audit of additional entities following the Belcan acquisition.

Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under "Audit Fees," including services related to service organization control reports and acquisition financial due diligence. For 2025, the services included audit of the Belcan retirement savings plan and a quality assessment of the internal audit function.

Tax Fees. Tax fees comprise fees for a variety of permissible services relating to tax compliance, tax planning and tax advice. These services include assistance in complying with local transfer pricing requirements, assistance with local tax audits and assessments, withholding tax and indirect tax matters, preparation and filing of local tax returns, and technical advice relating to local and international tax matters. The increase from 2024 is primarily related to one-time tax advisory and compliance services associated with the Belcan acquisition.

All Other Fees. All other fees consist of fees not reported under the categories above and primarily include services related to sustainability reporting, including assessment of non-financial metrics and documentation, and accounting research software.

Audit Committee report

The Audit Committee has furnished the report set forth below.

To the Board of Directors of Cognizant Technology Solutions Corporation:

The Audit Committee of the Board acts under a written charter, which is available in the "Corporate Governance" section of the "About Cognizant" page of the Company's website located at www.cognizant.com. The members of the Audit Committee are independent directors, as defined in its charter and the rules of The Nasdaq Stock Market LLC, and meet the additional independence criteria applicable to directors on such committee under Nasdaq listing rules and the rules and regulations established by the SEC. The Audit Committee held 11 meetings during 2025. Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's independent registered public accounting firm ("auditor") is responsible for performing an independent integrated audit of the Company's annual financial statements and management's assessment of the effectiveness of the Company's internal control over financial reporting. The Audit Committee is responsible for providing independent, objective oversight of these processes.

The Audit Committee has reviewed the Company's audited financial statements for the fiscal year ended December 31, 2025 and has discussed these financial statements with management and the Company's auditor. The Audit Committee has also received from, and discussed with, the Company's auditor various communications that such auditor is required to provide to the Audit Committee, including the matters required to be discussed by, as may be modified or supplemented by, the applicable requirements of the PCAOB and the SEC. The Company's auditor also provided the Audit Committee with written disclosures and the letter from the auditor required by the applicable requirements of the PCAOB regarding the auditor's communications with the Audit Committee concerning independence. In addition, the Audit Committee discussed with the auditor its independence from the Company. The Audit Committee also considered whether the auditor's provision of certain other non-audit related services to the Company is compatible with maintaining such firm's independence.

Based on its discussions with management and the auditor, and its review of the representations and information provided by management and the auditor, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC.

By the Audit Committee of the Board of Directors of Cognizant Technology Solutions Corporation

     

Sandra S. Wijnberg (Chair)   **Eric Branderiz**   **Archana Deskus**   **John Dineen**   **Leo S. Mackay, Jr.**   **Joseph M. Velli**

Shareholder proposal

PROPOSAL 4

Adopt shareholder right to act by written consent

✖ The Board unanimously recommends a **vote AGAINST** this proposal for the reasons discussed in the Board's statement of opposition below.

What are you voting on?
The shareholder proposal will be voted on at the annual meeting only if properly presented by or on behalf of the shareholder proponent.

Shareholder proposal for the 2026 annual meeting

The Company has been advised that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, beneficial owner of 180 shares of the Company's common stock, intends to submit the proposal set forth below at the annual meeting.

Proposal 4 – Shareholder Right to Act by Written Consent



Shareholders request that the board of directors take the necessary steps to permit written consent by the shareholders entitled to cast the minimum number of votes that would be necessary to authorize an action at a meeting at which all shareholders entitled to vote thereon were present and voting (without any unnecessary restriction based on length of stock ownership or the method by which shareholders hold their shares).

This includes shareholder ability to initiate any appropriate topic for written consent. This includes that any associated request for a record date shall have the lowest allowable figure. This includes that written consent not include a solicitation clause mandating a certain percent of shares be solicited unless legally required.

Shareholders acting by written consent and calling for a special shareholder meeting are 2 means that shareholders of a company can use to put forth a proposal on a timely basis without waiting for the annual shareholder meeting.

It is particularly important for Cognizant Technology Solutions (CTSH) shareholders to have a right to act by written consent because CTSH shares not owned for at least one year are excluded from having a right to call for a special shareholder meeting.

It is believed that no company out of a pool of 3000 companies has ever held a special shareholder meeting, called for by shareholders, with this one-year CTSH-type exclusion, highlighting what a deterrent a one-year exclusion is.

There has never been a company, that has responded to a proposal like this, that has cited even one special shareholder meeting actually being held that was called for by shareholders of a company that excluded all shares not owned for a full year. Thus the current CTSH special meeting right seems to be utterly useless because such a shareholder meeting will likely never happen.

Acting by written consent is hardly ever used by shareholders but the main point of having a right to act by written consent is that it gives shareholders greater standing to engage effectively with management when CTSH underperforms.

Since a director can be removed by written consent, enabling shareholders to act by written consent may serve as an incentive for CTSH directors to perform better.

CTSH stock was at $90 in 2021 and was down to $80 in late 2025 in spite of a robust stock market. CTSH had a 5-year total return of -1%.

Please vote yes:
Shareholder Right to Act by Written Consent – Proposal 4

The Board's statement of opposition

The Board recommends that you vote "**against**" Proposal 4 for the following reasons:

- **The Company's current practice not to permit shareholder action by written consent is consistent with market practice.**
- **Written consent can result in an unfair, secret and unsound process.**
- **Our shareholders have rejected substantially similar proposals at seven annual meetings in the last 13 years, with approximately 82% of shareholders most recently voting against the proposal at our 2021 annual meeting.**
- **The Company has a demonstrated commitment to shareholder engagement.**
- **The Company's existing corporate governance practices already effectively promote Board accountability.**

The Company's current practice not to permit shareholder action by written consent is consistent with market practice. Approximately, two-thirds of S&P 500 companies, 68%, [1] either do not permit shareholders to act by written consent or require that any shareholder action by written consent be unanimous (which is effectively the same as not permitting action by written consent).

Written consent can result in an unfair, secret and unsound process. Shareholder action by written consent would allow a small group of shareholders to act on potentially significant matters without a public meeting, prior notice to all shareholders, or an opportunity for fair and open discussion among shareholders. By contrast, at the annual shareholder meeting or at a special shareholder meeting, the agenda items are disclosed and discussed in the proxy statement, and all shareholders can vote on these items on a fully informed basis. Such meetings also occur at a time and date announced publicly in advance. As such, the Board believes that the Company's existing right for shareholders of record holding at least 10% of our outstanding common stock continuously for at least one year on a "net-long" basis to call a special meeting represents a much better process for shareholders than allowing shareholder action by written consent, which may result in a non-public and potentially unsound process.

Our shareholders have rejected substantially similar proposals at seven annual meetings in the last 13 years, with approximately 82% of shareholders most recently voting against the proposal at our 2021 annual meeting. This followed a majority of shareholders rejecting similar proposals at our annual meetings in 2020, 2018, 2017, 2016, 2015, and 2013. In 2025, we engaged with shareholders representing approximately 47% of our outstanding shares, seeking input on a range of compensation and governance matters. During these engagements, none of those shareholders expressed concerns with their inability to act by written consent. In light of this near- and long-term feedback, the Board continues to believe that this proposal is not aligned with or in the best interests of all shareholders, and therefore the Board would not justify spending the time and costs necessary to implement it.

The Company has a demonstrated commitment to shareholder engagement. The Board values the input of our shareholders and believes that the Company's robust shareholder engagement efforts offer shareholders opportunities throughout the year to provide direct feedback on performance, corporate governance, and other matters of interest. The Board receives regular updates on shareholder communications and is directly involved in responding to communications where appropriate. The Board also undertakes a formal governance-focused engagement process whereby select directors meet directly with many of our large shareholders to seek their input on a proactive basis. We consider the valuable feedback and perspectives of our shareholders, which helps inform our decisions and our strategy, when appropriate. In addition, the Board evaluates the voting results from annual meetings, including with respect to shareholder proposals, in assessing the Company's governance practices.

The Company's existing corporate governance practices already effectively promote Board accountability. The Board believes that implementing this proposal is unnecessary as the Company has already adopted a number of corporate governance measures that, along with the engagement practices discussed above, provide shareholders a meaningful voice in the Company's governance. This includes, among others:

- The annual election of our directors, with an expectation in our Corporate Governance Guidelines that directors tender their resignations if they fail to receive the required number of votes;
- 12 of our 13 director nominees are independent and reflect an active refreshment process (with five new independent directors nominated in the past five years);
- Our Board is led by an independent Chair with clearly defined, robust responsibilities;

---

(1) As of January 2026, based on data from *FactSet*.

Shareholder proposal

- Our Board annually evaluates itself and its committees to increase Board effectiveness and inform future Board refreshment efforts;
- A shareholder or group of shareholders holding at least 3% of our common stock for at least 3 years may submit director nominees for inclusion in the Company's proxy statement;
- Shareholders of record holding 10% or more of our outstanding common stock continuously for at least one year on a "net-long" basis have the ability to call special meetings;
- Shareholders may recommend candidates to the Governance Committee, and the Governance Committee evaluates such recommendations using the same criteria as recommendations received from other sources; and
- We do not have a poison pill or similar shareholder rights plan.

On this basis, the Board believes that shareholders' existing rights, together with the Company's strong corporate governance policies and practices, already provide shareholders with the meaningful ability to take action at and between annual meetings, as well as meaningful opportunities to interact with the Board and senior management.

For all of these reasons, the Board urges you to vote "Against" this proposal.

Shareholder proposals and nominees for the 2027 annual meeting

	Rule 14a-8 Shareholder Proposals	Director Nominees Via Proxy Access	Other Proposals or Director Nominees
Description	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement if the shareholder and the proposal meet the requirements specified in Rule 14a-8 under the Exchange Act ("Rule 14a-8").	Our by-laws permit a group of shareholders who have owned a significant amount of the Company's common stock (at least 3%) for a significant amount of time (at least three years) to submit director nominees (up to 25% of the Board and in any event not less than two directors) for inclusion in our proxy statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our by-laws.	Our by-laws require that any shareholder proposal, including a director nomination, that is not submitted for inclusion in next year's proxy statement (either under Rule 14a-8 or our proxy access by-laws), but is instead sought to be presented directly at such meeting, must be received by our Corporate Secretary in writing not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the anniversary of the preceding year's annual meeting. In addition, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the requirements of SEC Rule 14a-19.
When	Any shareholder proposals submitted in accordance with Rule 14a-8 must be received at our principal executive offices **no later than the close of business (5 p.m. Eastern Time) on December 18, 2026.**	Notice of director nominees under these by-law provisions must be received **no earlier than November 18, 2026 and no later than the close of business on December 18, 2026**. In the event that the date of the 2027 annual meeting is more than 30 days before or more than 70 days after June 2, 2027, then our Corporate Secretary must receive such written notice not earlier than the close of business on the 150th day prior to the 2027 annual meeting and not later than the close of business on the later of the 120th day prior to the 2027 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company.	Shareholder proposals or director nominations submitted under these by-law provisions must be received **no earlier than the close of business on February 2, 2027 and no later than the close of business on March 4, 2027**. In the event that the date of the 2027 annual meeting is more than 30 days before or more than 70 days after June 2, 2027, then our Corporate Secretary must receive any such proposal not earlier than the close of business on the 120th day prior to the 2027 annual meeting and not later than the close of business of the later of the 90th day prior to the 2027 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. **The information required by SEC Rule 14a-19 must be provided no later than April 5, 2027**. In the event that the date of the 2027 annual meeting has changed by more than 30 calendar days from the previous year, then the Rule 14a-19 notice must be provided by the later of 60 calendar days prior to the date of the annual meeting or the 10th calendar day following the date on which public announcement of the date of such meeting is first made by the Company.

	Rule 14a-8 Shareholder Proposals	Director Nominees Via Proxy Access	Other Proposals or Director Nominees
What	Proposals must conform to and include the information required by Rule 14a-8.	Notice or proposal must include the information required by our by-laws, a copy of which is available on our website or upon request to our Corporate Secretary. See "Helpful resources" on **page 100**.	Notice must include the information required by our by-laws, a copy of which is available on our website or upon request to our Corporate Secretary. See "Helpful resources" on **page 100**. In addition, notice under Rule 14a-19 must include the information required by Rule 14a-19.
Where	Proposal or notice should be sent to our Corporate Secretary. See "Helpful resources" on **page 100**.		
Please Note	SEC rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with the above deadlines and, in certain other cases, notwithstanding the shareholder's compliance with these deadlines. The Company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with the requirements set forth above or other applicable requirements. We intend to file a proxy statement and WHITE proxy card with the SEC in connection with our solicitation of proxies for our 2027 annual meeting. Shareholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed with the SEC without charge from the SEC's website at: www.sec.gov.		

Additional information

Proxy statement and proxy solicitation

About this proxy statement and the annual meeting

This proxy statement is furnished in connection with the solicitation by the Board of proxies to be voted at our annual meeting to be held on Tuesday, June 2, 2026, at 9:30 am Eastern Time, via live webcast at www.virtualshareholdermeeting.com/CTSH2026, and at any continuation, postponement or adjournment thereof. Holders of record of shares of our Class A common stock ("common stock") as of April 6, 2026, the record date, will be entitled to notice of and to vote at the annual meeting and any continuation, postponement or adjournment thereof. As of the record date, there were 473,867,780 shares of common stock issued and outstanding and entitled to vote at the annual meeting. Each share of common stock is entitled to one vote on any matter presented to shareholders at the meeting.

At the annual meeting, our shareholders will be asked to vote on the management proposals and shareholder proposal set forth on **pages 7** to **10**. The Board recommends that you vote your shares as indicated on **pages 7** to **10**. If you return a properly completed proxy card, or vote your shares by telephone or over the Internet, your shares of common stock will be voted on your behalf as you direct. If not otherwise specified, the shares of common stock represented by the proxies will be voted in accordance with the Board's recommendations set forth on **pages 7** to **10**. We know of no other business that will be presented at the annual meeting. If any other matter properly comes before the shareholders for a vote at the annual meeting, or any continuation, postponement or adjournment thereof, the proxy holders named on the Company's proxy card will vote your shares in accordance with their best judgment.

Notice of internet availability of proxy materials

As permitted by SEC rules, Cognizant is making this proxy statement and its 2025 Annual Report available to certain of its shareholders electronically via the Internet. On or about April 17, 2026, we mailed to these shareholders a Notice of Internet Availability of Proxy Materials (the "Internet Notice") containing instructions on how to access this proxy statement and our 2025 Annual Report and vote online. If you received an Internet Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request them. Instead, the Internet Notice instructs you on how to access and review all of the important information contained in this proxy statement and 2025 Annual Report. The Internet Notice also instructs you on how you may submit your proxy over the Internet. If you received an Internet Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Internet Notice.

Printed copies of our proxy materials and householding

Some of our shareholders received printed copies of our proxy statement, 2025 Annual Report and proxy card. If you received printed copies of our proxy materials, then instructions regarding how you can vote are contained on the proxy card included in the materials.

The SEC's rules permit us to deliver a single set of proxy materials to one address shared by two or more of our shareholders. This delivery method is referred to as "householding" and can result in significant cost savings. To take advantage of this opportunity, we have delivered only one set of proxy materials to multiple shareholders who share an address, unless we received contrary instructions from the impacted shareholders prior to the mailing date. We agree to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any shareholder at the shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of the proxy materials for this annual meeting or future annual meetings, contact Broadridge Financial Solutions, Inc. ("Broadridge") at 866-540-7095 or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you are currently a shareholder sharing an address with another shareholder and wish to receive only one copy of future proxy materials for your household, please contact Broadridge at the above phone number or address.

Solicitation of proxies

The accompanying proxy is solicited by and on behalf of the Board, whose meeting notice is included with this proxy statement, and the entire cost of such solicitation will be borne by us. In addition to the use of mail, proxies may be solicited by personal interview, telephone, e-mail, text and facsimile by our directors, officers and other employees who will not be specially compensated for these services. We have engaged Sodali & Co to assist us with the solicitation of proxies. We expect to pay Sodali & Co a fee of $18,000 plus reimbursement for out-of-pocket expenses for its services. We will also request that brokers, nominees, custodians and other fiduciaries forward soliciting materials to the beneficial owners of shares held by such brokers, nominees, custodians and other fiduciaries. We will reimburse such persons for their reasonable expenses in connection therewith.

Communications to the Board from shareholders

Under procedures approved by a majority of our independent directors, our Chair and our Chief Legal Officer are primarily responsible for monitoring communications from shareholders and, if they relate to important substantive matters and include suggestions or comments that our Chair and our Chief Legal Officer consider to be important for the directors to know, providing copies or summaries to the other directors. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

The Board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. Shareholders who wish to send communications on any topic to the Board should address such communications to the Board or our Chief Legal Officer. See "Helpful resources" on **page 100**.

Annual meeting Q&A

Questions and answers about the 2026 annual meeting

Who is entitled to vote at the annual meeting?

The record date for the annual meeting is April 6, 2026. You are entitled to vote at the annual meeting only if you were a shareholder of record at the close of business on that date, or if you hold a valid proxy for the annual meeting. The only class of stock entitled to be voted at the annual meeting is our common stock. Each outstanding share of common stock is entitled to one vote for all matters before the annual meeting. At the close of business on the record date, there were 473,867,780 shares of common stock issued and outstanding and entitled to vote at the annual meeting.

What is the difference between being a "record holder" and holding shares in "street name"?

A record holder holds shares in his or her name. Shares held in "street name" means shares that are held in the name of a bank or broker on a person's behalf.

Am I entitled to vote if my shares are held in "street name"?

Yes. If your shares are held by a bank or a brokerage firm, you are considered the "beneficial owner" of those shares held in "street name." If your shares are held in street name, these proxy materials are being provided to you by your bank or brokerage firm, along with a voting instruction card if such bank or brokerage firm received printed copies of our proxy materials. As the beneficial owner, you have the right to direct your bank or brokerage firm how to vote your shares, and the bank or brokerage firm is required to vote your shares in accordance with your instructions. If your shares are held in street name, and you wish to vote your shares at the annual meeting, you may join the annual meeting live webcast following the instructions provided under "How do I join the annual meeting live webcast?" below.

How many shares must be present to hold the annual meeting?

A quorum must be present at the annual meeting for any business to be conducted. The presence at the annual meeting, via live webcast or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum.

How do I join the annual meeting live webcast?

The annual meeting will be a virtual meeting of shareholders conducted via a live webcast to provide shareholders the same rights and opportunities to participate as they would have at an in-person meeting. We believe that a virtual meeting will provide expanded shareholder access and participation and improved communications. You will be able to vote your shares electronically at the virtual meeting.

To attend and submit your questions during the virtual meeting, please visit www.virtualshareholdermeeting.com/CTSH2026. To participate and vote during the annual meeting, you will need the 16-digit control number included on your Internet Notice or on your proxy card. Beneficial shareholders who do not have a control number may gain access to and vote at the meeting by following the instructions provided by your broker, bank, or other nominee. If you lose or do not have your 16-digit control number, you may join the annual meeting as a "Guest", but you will not be able to vote or ask questions. If you have any questions about your control number, please contact the bank, broker or other nominee that holds your shares.

If you encounter any difficulties accessing the virtual meeting during check-in or the meeting, please call the technical support number that will be posted on the virtual shareholder meeting log-in page.

Will there be a question and answer session during the annual meeting?

As part of the annual meeting, we will hold a live question and answer session, during which we intend to answer appropriate questions submitted during the meeting that are pertinent to the Company and the meeting matters. If there are matters of individual concern to a shareholder and not of general concern to all shareholders, or if a question posed was not otherwise answered, we provide an opportunity for shareholders to contact us separately after the meeting through our investor relations website (see **page 100**). Only shareholders that have accessed the annual meeting as a shareholder (rather than a "Guest") by following the procedures outlined in "How do I join the annual meeting live webcast?" on **page 95** will be permitted to submit questions during the annual meeting. Each shareholder is limited to no more than two questions. Questions should be succinct and only cover a single topic. We will not address questions that are, among other things:

- not pertinent to the business of the Company or to the business of the annual meeting;
- related to material non-public information of the Company, including the status or results of our business since our last Quarterly Report on Form 10-Q;
- related to any pending, threatened or ongoing litigation;
- related to personal grievances;
- derogatory references to individuals or that are otherwise in bad taste;
- substantially repetitious of questions already made by another shareholder;
- in excess of the two question limit;
- in furtherance of the shareholder's personal or business interests; or
- out of order or not otherwise suitable for the conduct of the annual meeting as determined by the Chair of the meeting or Corporate Secretary in their reasonable judgment.

Additional information regarding the question and answer session will be available in the "Rules of Conduct" available on the annual meeting webpage for shareholders that have accessed the annual meeting as a shareholder (rather than a "Guest") by following the procedures outlined above in "How do I join the annual meeting live webcast?" on **page 95**.

What does it mean if I receive more than one Internet Notice or more than one set of proxy materials?

It means that your shares are held in more than one account at the transfer agent and/or with banks or brokers. Please vote all of your shares. To ensure that all of your shares are voted, for each Internet Notice or set of proxy materials, please submit your proxy by phone, via the Internet, or, if you received printed copies of the proxy materials, by signing, dating and returning the enclosed proxy card in the enclosed envelope.

How do I vote by proxy?

We recommend that shareholders vote by proxy even if they plan to attend and vote during the annual meeting. Each shareholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf. If you are a shareholder of record, there are three ways to vote by proxy:

- **Use the Internet.** You can vote over the Internet at www.proxyvote.com by following the instructions on the Internet Notice or proxy card;
- **Call.** You can vote by telephone by calling +1-800-690-6903 and following the instructions on the Internet Notice or proxy card; or
- **Mail Your Proxy Card.** You can vote by mail by signing, dating and mailing the proxy card, which you may have received by mail.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on June 1, 2026. The above phone number will work internationally but is only toll-free for callers within the U.S. and Canada.

If your shares are held in street name through a bank or broker, you will receive instructions on how to vote from the bank or broker. You must follow their instructions in order for your shares to be voted. Telephone and Internet voting also will be offered to shareholders owning shares through certain banks and brokers.

Can I revoke my proxy or change my vote after I submit my proxy?

Yes. If you are a registered shareholder, you may revoke your proxy and change your vote by:

- submitting a duly executed proxy bearing a later date;
- granting a subsequent proxy through the Internet or telephone;
- giving written notice of revocation to the Corporate Secretary of Cognizant prior to the annual meeting; or
- attending and voting during the annual meeting live webcast.

Your most recent proxy card or telephone or Internet proxy is the one that is counted. Your attendance at the annual meeting itself will not revoke your proxy unless you give written notice of revocation to the Corporate Secretary before your proxy is voted or you vote at the annual meeting.

If your shares are held in street name, you may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Where do I direct requests for materials mentioned in this proxy statement and how do I contact Cognizant's Corporate Secretary?

Please direct requests for materials mentioned in this proxy statement or other inquiries to our Secretary. See "Helpful resources" on **page 100** for how to contact our Corporate Secretary.

Whom should I contact if I have questions or need assistance voting?

Please contact Sodali & Co, our proxy solicitor assisting us in connection with the annual meeting. Shareholders in the United States may call toll free at +1-800-607-0088. Banks and brokers and shareholders located outside of the United States may call collect at +1-203-658-9400.

Who will count the votes?

Representatives of Broadridge will tabulate the votes cast at our annual meeting, and American Election Services, LLC will act as the independent inspector of election.

What if I do not specify how my shares are to be voted?

If you sign and return your proxy card or submit your proxy over the internet, by mobile device or by telephone, but do not indicate any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the Board. The Board's recommendations for each proposal are set forth on **pages 7** to **10**, as well as with the description of each proposal in this proxy statement. The persons named as proxies are further authorized to vote in their discretion (1) for the election of any person to the Board if any nominee named in this proxy statement becomes unable to serve or for good cause will not serve, (2) on any matter that the Board did not know would be presented at the annual meeting by a reasonable time before the proxy solicitation was made, and (3) on such other business (other than the proposals contained in this proxy statement) as may properly come before the meeting or any continuation, postponement or adjournment thereof.

What is an abstention and how will abstentions be treated?

An "abstention" represents a shareholder's affirmative choice to decline to vote on a proposal. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Abstentions will have no effect on any of the proposals before the annual meeting.

Will my shares be voted if I do not provide my proxy?

If you hold your shares directly in your own name, they will not be voted if you do not grant a proxy or attend the annual meeting.

Your shares may be voted under certain circumstances if they are held by a bank or brokerage firm in "street name." Brokers may have the authority to vote shares not voted by customers on certain "routine" matters. Under the New York Stock Exchange ("NYSE") rules, your bank or brokerage firm is prohibited from voting your shares on non-routine items (referred to as a "broker non-vote") if you have not given your bank or brokerage firm voting instructions on that matter. Note that whether a proposal is considered routine or non-routine is subject to NYSE rules and final determination by the stock exchange. Even with respect to routine matters, some banks and brokerage firms are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your bank or brokerage firm how to vote your shares on all proposals to ensure that your vote is counted.

In the case of broker non-votes, and in cases where you abstain from voting on a matter when present at the annual meeting and entitled to vote, those shares will still be counted for purposes of determining of a quorum. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal.

How many votes are required for the approval of the proposals to be voted upon and how will abstentions and broker non-votes be treated?

Proposal		The Board's recommendation	Votes required	Effect of abstentions and broker non-votes, if any
Proposal 1:	Election of 13 director nominees	✔ FOR each director nominee	Votes cast "for" exceed votes cast "against"*	No effect
Proposal 2:	Advisory (non-binding) vote on executive compensation (Say-on-Pay)	✔ FOR	Majority of votes cast**	No effect
Proposal 3:	Ratification of appointment of independent registered public accounting firm	✔ FOR	Majority of votes cast**	No effect
Proposal 4:	Shareholder proposal, if properly presented at the meeting	✖ AGAINST	Majority of votes cast**	No effect

* As set forth in our By-laws, a nominee for director shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election. However, directors shall be elected by a plurality of the votes cast at any meeting of shareholders for which the Secretary of the corporation determines that the number of nominees exceeds the number of directors to be elected as of the record date for such meeting. If directors are to be elected by a plurality of the votes cast, shareholders shall not be permitted to vote against a nominee.

** As set forth in our By-laws, these items shall be determined by a majority of the votes cast on such questions.

Where can I find the voting results of the annual meeting of shareholders?

We plan to announce preliminary voting results at the annual meeting and we will report the final results in a Current Report on Form 8-K, which we intend to file with the SEC shortly after the annual meeting.

Cognizant's Annual Report on Form 10-K

A copy of Cognizant's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, including financial statements and schedules thereto but not including exhibits, as filed with the SEC, will be sent to any shareholder of record on April 6, 2026, without charge, upon written request addressed to our Corporate Secretary. See "Helpful resources" on **page 100.** A reasonable fee will be charged for copies of exhibits. You may also access this proxy statement and our 2025 Annual Report at www.proxyvote.com and at www.cognizant.com.

Forward-looking statements and non-GAAP financial measures

Forward-looking statements

This proxy statement and the letter to shareholders included with this proxy statement include statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties and assumptions as to future events that may not prove to be accurate. These statements include, but are not limited to, express or implied forward-looking statements relating to our expectations regarding our Company vision and strategy (including efforts to accelerate growth and sustain commercial momentum, amplify talent and scale innovation), our sustainability ambitions, the growth of our business, including our deployment of AI-based technologies in client offerings and our own internal operations and the development of our large deals capabilities, and our anticipated financial performance. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include macroeconomic and geopolitical conditions globally; intense and evolving competition and significant technological advances that our service offerings must keep pace with in the rapidly changing markets we compete in; our ability to successfully use AI-based technologies in our client offerings and our own internal operations and the impact AI-based technologies may have on the demand for our services or our ability to obtain favorable pricing or other terms for our services; our ability to attract, train and retain skilled employees, including highly skilled technical personnel and personnel with experience in key AI and digital areas and senior management to lead our business globally, at an acceptable cost; legal, reputational and financial risks if we fail to protect client and/or our data from security breaches and/or cyberattacks; the impact of future pandemics, epidemics or other outbreaks of disease; changes in the regulatory environment, including with respect to immigration, visas and taxes; and the other factors discussed in our most recent Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. Cognizant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

The sustainability-related information included in this document may not be considered material for SEC reporting purposes. In addition, historical, current and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Non-GAAP financial measures

Portions of our disclosure include non-GAAP financial measures. These non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures should be read in conjunction with our financial statements prepared in accordance with GAAP. The reconciliations of our non-GAAP financial measures to the corresponding GAAP measures set forth below, should be carefully evaluated.

Our non-GAAP financial measures Adjusted Operating Margin and Adjusted Income From Operations exclude unusual items, such as NextGen charges in 2023 and 2024 and the gain on sale of property and equipment in 2025. Our non-GAAP financial measure Adjusted Diluted EPS excludes unusual items, such as NextGen charges in 2023 and 2024, the gain on sale of property and equipment in 2025 and the one-time income tax expense related to the enactment of the One Big Beautiful Bill Act (OBBBA), and net non-operating foreign currency exchange gains or losses and the tax impact of all the applicable adjustments. The income tax impact of each item excluded from Adjusted Diluted EPS is calculated by applying the statutory rate and local tax regulations in the jurisdiction in which the item was incurred. Constant currency revenue growth is defined as revenues for a given period restated at the comparative period's foreign currency exchange rates measured against the comparative period's reported revenues. Free cash flow is defined as cash flows from operating activities plus proceeds from sale of property and equipment, net of purchases of property and equipment.

We believe providing investors with an operating view consistent with how we manage the Company provides enhanced transparency into our operating results. For our internal management reporting and budgeting purposes, we use various GAAP and non-GAAP financial measures for financial and operational decision-making, to evaluate period-to-period comparisons, to determine portions of the compensation for our executive officers and for making comparisons of our operating results to those of our competitors. Therefore, it is our belief that the use of non-GAAP financial measures excluding certain costs provides a meaningful supplemental measure for investors to evaluate our financial performance. We believe that the presentation of our non-GAAP financial measures along with reconciliations to the most comparable GAAP measure, as applicable, can provide useful supplemental information to our management and investors regarding financial and business trends relating to our financial condition and results of operations.

A limitation of using non-GAAP financial measures versus financial measures calculated in accordance with GAAP is that non-GAAP financial measures do not reflect all of the amounts associated with our operating results as determined in accordance with GAAP and may exclude costs that are recurring such as our net non-operating foreign currency exchange gains or losses. In addition, other companies may calculate non-GAAP financial measures differently than us, thereby limiting the usefulness of these non-GAAP financial measures as a comparative tool. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from our non-GAAP financial measures to allow investors to evaluate such non-GAAP financial measures.

Reconciliation to GAAP financial measures

The following table presents a reconciliation of each non-GAAP financial measure to the most comparable GAAP measure for the years indicated.

(Dollars in millions, except per share data)	2023	% of Revenues	2024	% of Revenues	2025	% of Revenues
GAAP income from operations and operating margin	$ 2,689	13.9%	$ 2,892	14.7%	$ 3,389	16.1%
(Gain) on sale of property and equipment[1]	—	—	—	—	(62)	(0.3)
NextGen charges[2]	229	1.2	134	0.6	—	—
Adjusted income from operations and adjusted operating margin	$ 2,918	15.1%	$ 3,026	15.3%	$ 3,327	15.8%
GAAP diluted EPS	$ 4.21		$ 4.51		$ 4.56	
Effect of the above adjustments, pre-tax	0.45		0.27		(0.13)	
Effect of non-operating foreign currency exchange losses (gains), pre-tax[3]	—		0.04		(0.04)	
Tax effect of above adjustments[4]	(0.11)		(0.07)		0.09	
One-time income tax expense related to the enactment of the OBBBA[5]	—		—		0.80	
Adjusted diluted EPS	$ 4.55		$ 4.75		$ 5.28	
Net cash provided by operating activities	$ 2,330		$ 2,124		$ 2,883	
Purchases of property and equipment	(317)		(297)		(288)	
Proceeds from sale of property and equipment	—		—		70	
Free cash flow	$ 2,013		$ 1,827		$ 2,665	

[1] During 2025, we realized a gain of $62 million on the sale of an office complex in India. See Note 5 to our consolidated financial statements in our 2025 Annual Report.

[2] During 2023 and 2024, as part of the NextGen program, we incurred employee separation, facility exit and other costs. See Note 4 to our consolidated financial statements in our 2025 Annual Report.

[3] Non-operating foreign currency exchange gains and losses, inclusive of gains and losses on related foreign exchange forward contracts not designated as hedging instruments for accounting purposes, are reported in "Foreign currency exchange gains (losses), net" in our consolidated statements of operations in our 2025 Annual Report.

[4] Presented below are the tax impacts of each of our non-GAAP adjustments to pre-tax income. The effective tax rate related to non-operating foreign currency exchange gains and losses varies depending on the jurisdictions in which such income and expenses are generated and the statutory rates applicable in those jurisdictions. As such, the income tax effect of non-operating foreign currency exchange gains and losses shown in the below table may not appear proportionate to the net pre-tax foreign currency exchange gains and losses reported in our consolidated statements of operations in our 2025 Annual Report.

(in millions)	For the years ended December 31,		
	2023	2024	2025
Non-GAAP income tax benefit (expense) related to:			
Gain on sale of property and equipment	$ —	$ —	$ (9)
NextGen charges	59	34	—
Foreign currency exchange gains and losses	(6)	(4)	(33)

[5] In the third quarter of 2025, we recorded a one-time, non-cash income tax expense of $390 million related to the enactment of the OBBBA. See Note 10 to our consolidated financial statements in our 2025 Annual Report.

Helpful resources

Links

Board of Directors

Cognizant Board	*https://www.cognizant.com/us/en/about-cognizant/corporate-governance/board-of-directors*
Board Committee Charters	
Audit Committee	*https://www.cognizant.com/en_us/about/documents/audit-committee-charter.pdf*
Compensation and Human Capital Committee	*https://www.cognizant.com/en_us/about/documents/ compensation-and-human-capital-committee-charter.pdf*
Finance and Strategy Committee	*https://www.cognizant.com/en_us/about/documents/finance-and-strategy-committee-charter.pdf*
Governance and Sustainability Committee	*https://www.cognizant.com/en_us/about/documents/ governance-and-sustainability-committee-charter.pdf*
Financial Reporting	
2025 Annual Report	*https://investors.cognizant.com/home/default.aspx#annual-report*
Cognizant	
Corporate Website	*https://www.cognizant.com/*
Leadership Team	*https://www.cognizant.com/us/en/about-cognizant/corporate-governance/leadership-team*
Investor Relations	*https://investors.cognizant.com/home/default.aspx*
Culture & Values	*https://www.cognizant.com/us/en/about-cognizant/culture-and-values*
Public Policy	*https://www.cognizant.com/about-cognizant/public-policy*
Sustainability & Corporate Citizenship	*https://www.cognizant.com/us/en/about-cognizant/sustainability-corporate-citizenship*
Governance Documents	
By-laws	*https://www.cognizant.com/en_us/about/documents/by-laws.pdf*
Certificate of Incorporation	*https://www.cognizant.com/en_us/about/documents/certificate-of-incorporation.pdf*
Code of Ethics	*https://www.cognizant.com/en_us/about/documents/code-of-ethics.pdf*
Corporate Governance Guidelines	*https://www.cognizant.com/en_us/about/documents/corporate-governance-guidelines.pdf*

Weblinks above and throughout the proxy statement are provided for convenience only and the content on the referenced websites does not constitute a part of, and is not incorporated by reference into, this proxy statement.

Contacts

Company contacts
Board or Chief Legal Officer/Corporate Secretary
corporategovernance@cognizant.com
...or mail or fax to our principal executive offices,
attention to the applicable contact

Our principal executive offices
Cognizant Technology Solutions
300 Frank W. Burr Blvd.
Suite 36, 6th Floor
Teaneck, New Jersey 07666
Fax: +1-201-801-0243

To request copies of the internet notice or proxy materials
Broadridge Financial Solutions, Inc.
(Tabulator)
Broadridge
Householding Department
51 Mercedes Way
Edgewood, New York 11717
Phone: +1-866-540-7095

For questions or assistance voting
Sodali & Co
(Proxy Solicitor for the Company)
Shareholders in the United States
call toll-free: +1-800-607-0088
Banks and brokers and shareholders outside of the United States
call collect: +1-203-658-9400

